THE TIME IS NOW



2022 ANNUAL REPORT

Recently, the HVAC industry has been undergoing a historic shift led by secular demand trends associated with decarbonization, electrification, energy efficiency, and indoor air quality. This shift naturally puts AAON in an advantageous position due to our leadership in manufacturing the highest performing, most energy efficient equipment in the commercial HVAC industry.

Higher minimum energy efficiency standards that went into effect January 1, 2023 are intensifying the situation by adding new layers of complexity at a time when the industry is already facing challenges related to supply chain issues and inflation. Thus far, these challenges have had minimal effects here at AAON, particularly regarding new regulations, which have not impacted our company.

In 2022, AAON shipped approximately 30% more volume of equipment than the previous year, while industry volumes were down 1% on average.

These favorable secular trends and regulations led AAON to realize early in 2022 that if we were to achieve our goal of transitioning from niche to mainstream player, the time is now.

ABOUT AAON

AAON is a leader in HVAC solutions for commercial and industrial indoor environments.

Our industry-leading approach to designing and manufacturing highly configurable equipment to meet exact needs creates a premier ownership experience with greater efficiency, performance, and long-term value.

PRODUCT FAMILY

AIR HANDLING UNITS **INDOOR AND OUTDOOR (800–72,000 CFM)**	
AIR-SOURCE HEAT PUMPS **(2–70 TONS)**	
CONDENSERS AND CONDENSING UNITS **(2–70 TONS)**	
CONTROLS	
CUSTOM AIR HANDLING UNITS **-BASX**	
DATA CENTER AND CLEANROOM UNITS **-BASX**	
GEOTHERMAL AND WATER-SOURCE HEAT PUMPS **(2–70 TONS)**	
SELF-CONTAINED UNITS **(3–70 TONS)**	
ROOFTOP UNITS **(2–240 TONS)**	









FINANCIAL HIGHLIGHTS

	2022	2021	2020	2019	2018
INCOME DATA ($000 except per share data)					
NET SALES	888,788	534,517	514,551	469,333	433,947
GROSS PROFIT	237,572	137,830	155,849	119,425	103,533
OPERATING INCOME	126,761	69,253	101,836	67,011	55,351
INTEREST INCOME (EXPENSE), NET	(2,627)	(132)	88	66	196
DEPRECIATION AND AMORTIZATION	35,106	30,343	25,634	22,766	17,655
PRE-TAX INCOME	124,533	69,182	101,975	67,031	55,500
NET INCOME	100,376	58,758	79,009	53,711	42,329
EARNINGS PER SHARE–BASIC	1.89	1.12	1.51	1.03	0.81
EARNINGS PER SHARE–DILUTED	1.86	1.09	1.49	1.02	0.80
BALANCE SHEET ($000 except per share data)					
WORKING CAPITAL	203,549	131,312	161,218	131,521	93,167
CURRENT ASSETS	349,116	218,080	220,251	187,549	140,658
NET FIXED ASSETS	304,745	258,062	223,340	178,094	163,003
ACCUMULATED DEPRECIATION	245,026	224,146	203,125	179,242	166,880
CASH AND CASH EQUIVALENTS	5,451	2,859	79,025	26,797	1,994
TOTAL ASSETS	813,903	650,180	449,008	371,424	307,994
CURRENT LIABILITIES	145,567	86,768	59,033	56,028	47,491
LONG-TERM DEBT	77,453	46,406	6,363	6,320	—
STOCKHOLDERS' EQUITY	560,714	466,170	350,865	290,140	249,443
STOCKHOLDERS' EQUITY PER DILUTED SHARE	10.36	8.68	6.61	5.51	4.74
FUNDS FLOW DATA ($000)					
OPERATIONS	61,318	61,183	128,814	97,925	54,856
INVESTMENTS	(76,213)	(158,719)	(61,273)	(37,046)	(34,635)
FINANCING	17,357	18,735	(29,626)	(18,500)	(39,684)
NET INCREASE (DECREASE) IN CASH	2,462	(78,801)	37,915	42,379	(19,463)
RATIO ANALYSIS					
GROSS PROFIT	26.7%	25.8%	30.3%	25.4%	23.9%
RETURN ON AVERAGE EQUITY	19.5%	14.4%	24.7%	19.9%	17.3%
RETURN ON AVERAGE ASSETS	13.7%	10.7%	19.3%	15.8%	14.0%
PRE-TAX INCOME ON SALES	14.0%	12.9%	19.8%	14.3%	12.8%
NET INCOME ON SALES	11.3%	11.0%	15.4%	11.4%	9.8%
TOTAL LIABILITIES TO EQUITY	45.2%	39.5%	28.0%	28.0%	23.5%
QUICK RATIO[1]	0.9	1.0	2.3	2.0	1.3
CURRENT RATIO	2.4	2.5	3.7	3.3	3.0
YEAR-END PRICE EARNINGS RATIO	40.5	72.9	44.7	48.4	43.8

1 = (Cash & cash equivalents + investments + receivables)/current liabilities

TIMELINE

1988

AAON, an Oklahoma corporation, was founded.

Purchase of John Zink Air Conditioning Division.



1989

AAON purchased, renovated, and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2–140 tons.



1990

Listed on NASDAQ Small Cap–Symbol "AAON".

1991

Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coil Plus.

1992

AAON acquires Coils Plus, Inc. and renovates the 110,000 sq/ft plant in Longview, Texas.



1993

Listed on the NASDAQ National Market System.

1995

Completed expansion of the Tulsa facility to 332,000 square feet.

1996

Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from the Tulsa facility.

1998

AAON yearly shipments exceed $100 million.

Received U.S. patent for Dimple Heat Exchanger Tube.



1999

Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding one million square feet.

2001

Introduced evaporative-cooled condensing energy savings feature.

2003

Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

2010

AAON RQ Series win ACHR News Dealer Design award.

AAON RN Series rooftop unit named 2010 Product of the Year –Silver by Consulting-Specifying Engineer Magazine.

2012

AAON yearly shipments exceed $300 million.



2015

AAON Low Leakage Dampers voted "Product of the Year" by Consulting Specifying Engineer magazine.

2018

AAON acquires WattMaster Controls, Inc.

2019

AAON Breaks Ground on New Facility in Longview.

AAON Opens Norman Asbjornson Innovation Center.



2020

Founder Norman H. Asbjornson Transitions to Executive Chairman. Gary D. Fields assumes new role as CEO.



AAON exceeds $500 million in sales.

AAON RN Series with Variable Speed Compressors voted "Most Valuable Product".

2021

AAON introduces new low ambient air-source heat pump rooftop units.

AAON introduces the AAON Mobile Experience tour trailer.

AAON RZ Series Rooftop Unit named "Product of the Year" by readers of Consulting-Specifying Engineer magazine.

AAON acquires BASX Solutions.



2022

AAON Zero Degree Cold Climate AirSource Heat Pumps win ACHR Dealer Design award.

AAON exceeds $880 million in sales.

FROM THE PRESIDENT

“We finished 2022 with record sales, earnings, and backlog.”

DEAR SHAREHOLDERS,

At AAON, 2022 started off slow but finished with a bang. Hyperinflation and supply chain issues that weighed on our performance at the end of 2021 accelerated in the early months of 2022. In response, our team pivoted quickly and made necessary adjustments, resulting in profitability improving significantly throughout the year.

By the third quarter, we achieved record sales and earnings, quickly followed with another record in the fourth quarter.

We finished 2022 with record sales, earnings, and backlog. Our backlog finished up year-over-year 110% and increased sequentially every quarter even while we increased capacity and production rates. Overall, our operational teams performed extremely well and I am proud of what we were able to accomplish.

A MAINSTREAM PLAYER

In 2022, AAON began embarking on a historic transition. As the broader industry was in a defensive stance brought on by extended lead times, inflation, supply chain issues, and challenges related to increased minimum energy efficiency government regulations, AAON went on the offensive. We seized the opportunity and began the transition from a niche to mainstream industry player.

During 2022, AAON had the shortest lead times in the industry, an unmatched ability to overcome supply chain issues due to our custom engineering capabilities, significant pricing power to absorb inflationary pressures, and a product portfolio years ahead of the higher minimum energy efficiency standards that went into effect on January 1, 2023.

These factors provided the company with distinct advantages compared to our competition. Most meaningfully, the higher energy efficiency standards implemented by the Department of Energy forced many of our competitors to redesign a large percentage of their equipment and utilize more costly components, increasing their cost of manufacturing, which was then offset with price increases. As a result, our product offerings now present an even more compelling value proposition as our historical price premium has narrowed. With a more attractive value proposition, competitive lead times, and equipment that best serves the increasing decarbonization and indoor air quality demands, we are positioned to take a meaningful amount of market share.

To capitalize on the robust growth that we anticipate, we continue investing in manufacturing capacity. This includes finding ways to increase the capacity of our current manufacturing footprint for the short-term and investing in new facilities for the long-term. To that end, we estimate a capital expenditure budget for 2023 of $135.0 million, which represents a 150.0% year-over-year increase.

 

MARKET LEADING INNOVATION

Innovation has been the backbone of AAON's success to date and will continue to be in the future. In 2022, we introduced revolutionary air-source heat pump equipment that is operable down to zero degrees Fahrenheit. We now offer this configuration in a majority of our portfolio of packaged rooftop units. This is a revolutionary advancement because while heat pump technology is fully electric, up until now, the technology was only operable down to around 30 degrees Fahrenheit, preventing a large percentage of the North American market from efficiently utilizing air-source heat pump technology. The introduction of this new technology expands the total addressable heat pump market immensely. Additionally, being first to market and the only offering in the industry gives us a big advantage. We continue to make research and development a high priority in AAON's growth strategy. R&D expenses were $46.8 million in 2022, up 180% from 2021.



RN SERIES
AIR-SOURCE HEAT PUMP

INVESTING IN MARKETING

To leverage our market position and help drive growth, we are increasingly investing to support our sales channel. In 2022, we made the decision to "Level Up" our marketing approach and allocate additional resources to branding, advertising, and marketing tools. Our total addressable market is significantly larger in comparison to our current market share and we believe a renewed focus on marketing will help our sales channel close this gap and better demonstrate the value of AAON equipment to our customers.

Included in these marketing investments is our new Exploration Center, which was under construction in 2022. This building, which opened in March 2023 at our Tulsa facility, is our home base for customer visits and showcases our products alongside their respective market alternatives. Customers will now have the most interactive showcase of what the industry has to offer and will be able to experience first-hand the high quality and compelling value that AAON provides versus the competition.











LOOKING FORWARD

In 2023, we anticipate AAON will generate another year of record sales and earnings. Entering the year, our backlog was a record in size, the margin profile of the backlog has never been better, production rates and productivity continue to increase, and order trends have been very positive through the early months of the year. Long-term, we are the most optimistic we have been in years. The time is now.

To our stakeholders, we cannot achieve these results without your support and commitment. We continue to benefit from the total cooperation and dedicated service of our employees and independent sales representatives.

To our shareholders, we are honored to have each of you with us and look forward to delivering the returns that will justify your ownership.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number: 0-18953

AAON, INC.
(Exact name of registrant as specified in its charter)

Nevada	87-0448736
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2425 South Yukon Ave., Tulsa, Oklahoma 74107
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (918) 583-2266

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AAON	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Large accelerated filer	☒	Accelerated filer ☐
Non-accelerated filer	☐	Smaller reporting company ☐
		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.)
☐ Yes ☒ No

The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant's common stock on the last business day of registrant's most recently completed second quarter June 30, 2022 was $2,388.5 million based upon the closing price reported for such date on the Nasdaq Global Select Market.

As of February 22, 2023, registrant had outstanding a total of 53,481,412 shares of its $.004 par value Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive Proxy Statement to be filed in connection with the 2023 Annual Meeting of Stockholders to be held May 16, 2023, incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

TABLE OF CONTENTS

Item Number and Caption	Page Number

PART I

1.	Business.	2
1A.	Risk Factors.	10
1B.	Unresolved Staff Comments.	15
2.	Properties.	15
3.	Legal Proceedings.	16
4.	Mine Safety Disclosure.	16

PART II

5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.	17
6.	Reserved.	18
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations.	18
7A.	Quantitative and Qualitative Disclosures About Market Risk.	30
8.	Financial Statements and Supplementary Data.	31
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.	69
9A.	Controls and Procedures.	70
9B.	Other Information.	72

PART III

10.	Directors, Executive Officers and Corporate Governance.	72
11.	Executive Compensation.	72
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.	72
13.	Certain Relationships and Related Transactions, and Director Independence.	72
14.	Principal Accountant Fees and Services.	72

PART IV

15.	Exhibits and Financial Statement Schedules.	73
	Signatures	75

Forward-Looking Statements

This Annual Report on Form 10-K (or statements otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the Securities and Exchange Commission ("SEC"), news releases, conferences, website postings, presentations or otherwise) includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "confident", "outlook", "project", "should", "will", and variations of such words and other words of similar meaning or similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Important factors that could cause results to differ materially from those in the forward-looking statements include, among others:

- market conditions and customer demand for our products;
- the timing and extent of changes in raw material and component prices;
- naturally-occurring events, pandemics, and other disasters causing disruption to our manufacturing operations, product deliveries and production capacity;
- the impact caused by inflationary cost pressures, national or global health issues, such as the coronavirus pandemic ("COVID-19"), any variants or similar outbreaks (including the response thereto) and their effects on, among other things, demand for our products, supply chain disruptions, our liquidity and financial position, results of operations, stock price, payment of dividends, our ability to secure new orders, our ability to convert backlog to revenue and impacts to the operations status of our facilities;
- natural disasters and extreme weather conditions, including, without limitation, their effects on locations where our products are manufactured;
- the effects of fluctuations in the commercial/industrial new construction market;
- the timing of introduction and market acceptance of new products;
- the timing and extent of changes in interest rates, as well as other competitive factors during the year;
- general economic, market or business conditions;
- creditworthiness of our customers and their access to capital;
- changing technologies;
- the material failure, interruption of service, compromised data or information technology security, phishing emails, cybersecurity breaches or other impacts to our information technology and related systems and networks (including any of the foregoing of third-party vendors and other contractors who provide information technology or other services);
- costs and results of litigation, including trial and appellate costs;
- economic, market or business conditions in the specific industry and market in which our businesses operate;
- future levels of capital expenditures, research and development and indebtedness, including, without limitation, our ability to reduce indebtedness and risks associated with the same;
- legal, regulatory, and environmental issues, including, without limitation, compliance of our products with mandated standards and specifications; and
- integration of acquired businesses and our ability to realize synergies and cost savings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Except as required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events, occurrences or developments after the date on which such statement is made. For a discussion of risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please see Item 1A "Risk Factors" included in this Annual Report on Form 10-K, and as otherwise disclosed from time to time in our other filings with the SEC.

PART I

Item 1. Business.

Overview

AAON, Inc., a Nevada corporation, ("AAON Nevada") was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation ("AAON Oklahoma"), AAON Coil Products, Inc., a Texas corporation ("AAON Coil Products"), and BasX, Inc., an Oregon corporation ("BASX"). Unless the context otherwise requires, references in this Annual Report to "AAON", the "Company", "we", "us", "our", or "ours" refer to AAON Nevada and our subsidiaries.

We are engaged in the engineering, manufacturing, marketing, and sale of premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data center cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls.

Business Segments

The Company conducts its business through three business segments: AAON Oklahoma, AAON Coil Products, and BASX.

AAON Oklahoma: AAON Oklahoma designs, manufactures, sells, and services standard, semi-custom, and custom heating, ventilation, and air conditioning ("HVAC") systems, designs and produces controls solutions for all of our HVAC units, and sells retail parts to customers through our two retail part stores in Tulsa, Oklahoma as well as online. Through our Norman Asbjornson Innovation Center ("NAIC") research and development laboratory facility in Tulsa, Oklahoma, the Company is able to test units under various environmental conditions. AAON Oklahoma includes the operations of our Tulsa, Oklahoma and Parkville, Missouri facilities, our NAIC research and development laboratory facility and two retail parts locations.

AAON Coil Products: AAON Coil Products designs and manufactures a selection of our standard, semi-custom, and custom HVAC systems. AAON Coil Products also designs and manufactures various heating and cooling coils to be used in HVAC systems, mostly for the benefit of AAON Oklahoma and AAON Coil Products. AAON Coil Products consists of operations at our Longview, Texas facilities.

BASX: BASX provides product development design and manufacturing of custom engineered air handling systems including high efficiency data center cooling solutions, cleanroom HVAC systems, commercial/industrial HVAC systems, and modular solutions. Additionally, BASX designs and manufactures cleanroom environmental control systems to support hospital surgical suites, pharmaceutical process facilities, semiconductor and electronics manufacturing, laboratory and isolation and modular cleanrooms for facility flexibility. BASX consists of operations at our Redmond, Oregon facility.

For more information on our business segments' financial position and results of operations, refer to Note 22, "Segments," of the notes to consolidated financial statements.

Business and Marketing Strategy

Our products serve the commercial, industrial, data center cooling solutions, and cleanroom new construction and replacement markets within the HVAC equipment industry. Our business strategy involves mass customization that uses flexible computer-aided manufacturing systems to produce standard, semi-custom, and custom equipment and combines the low unit costs of mass production processes with the flexibility of individual customization. Through a collaborative effort with our independent representative sales offices, we design and manufacture the precise semi-custom product offering that best serves the customer's needs.

Our marketing strategy focuses on customers and markets that demand HVAC equipment with higher performance, greater energy efficiency, and best indoor air quality. We manufacture equipment with more capabilities than the standard offerings found in the HVAC equipment industry. We further focus on developing a company culture focused upon customer satisfaction, reducing product delivery channel time and cost, and continuing with the goal of product and manufacturing technology leadership and innovation. Our product mix, with a heavy investment in research and development, has an emphasis on energy efficiency, environment, and indoor air quality.

We are committed to designing and manufacturing innovative HVAC products of the highest quality, efficiency, and performance. As such, we are committed to meeting certification standards of the relevant standard setting bodies, including the Air-Conditioning, Heating, and Refrigeration Institute ("AHRI"); the American National Standards Institute ("ANSI"); American Society of Heating, Refrigeration and Air-Conditioning Engineers ("ASHRAE"); the Air Movement and Control Association ("AMCA") and the International Organization for Standardization ("ISO").

To date, our sales have been primarily derived from the domestic market. Foreign sales accounted for approximately $27.6 million, $14.8 million, and $11.7 million of our net sales in 2022, 2021, and 2020, respectively. As a percentage of net sales, foreign sales accounted for approximately 3.1%, 3.0%, and 2.0% of our net sales in each of those years, respectively.

Products - AAON Oklahoma and AAON Coil Products

Our rooftop and condensing unit markets primarily consist of units installed on commercial or industrial structures of generally less than ten stories in height. Our air handling units, self-contained units, geothermal/water-source heat pumps, and coils are suitable for all sizes of commercial and industrial buildings.

The size of these markets is determined primarily by the number of commercial and industrial building completions and replacement demand from existing buildings. The replacement market consists of products installed to replace existing units/components that are worn or damaged and products to upgrade certain components, such as low leakage dampers, high efficiency heat exchangers and modern controls components.

The commercial and industrial new construction markets are subject to cyclical fluctuations in that they generally lag behind the housing market. The housing market, in turn, is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, the state of the economy and other macroeconomic factors. When new construction is down, we emphasize the replacement market.

Based on our 2022 combined sales of $771.1 million at AAON Oklahoma and AAON Coil Products, we estimate that we have approximately a 12% share of the greater than five ton rooftop market and a 2% share of the less than five ton market. The ratio of sales for new construction versus replacement is related to various factors. Generally, the cyclicality of the new construction market impacts this ratio the most over an economic cycle.

We purchase certain components, fabricate sheet metal and tubing and then assemble and test the finished products. Our primary finished products consist of a single unit system containing heating and cooling in a self-contained cabinet, referred to in the industry as "unitary products". Our other finished products are coils, air handling units, condensing units, makeup air units, energy recovery units, rooftop units, geothermal/water-source heat pumps, and controls.

We offer three groups of rooftop units: the RQ Series, consisting of five cooling sizes ranging from two to six tons; the RN Series, offered in 28 cooling sizes ranging from six to 140 tons; and the RZ Series, which is offered in 15 cooling sizes ranging from 45 to 261 tons.

The RQ series and RN Series, 2 to 50 tons, feature the option of our Zero Degree Cold Climate Air-Source Heat Pumps. Our Zero Degree Cold Climate Air-Source Heat Pumps are a critical solution to meet the increasing demand for building decarbonization in cold climates. With variable speed operation, these heat pumps provide energy efficient heating and cooling throughout the seasons and the heat pump heating performance has been tested in the NAIC down to an ambient temperature of 0°F.

We also offer the SA, SB and M2 Series as indoor packaged, water-cooled or geothermal/water-source heat pump self-contained units with cooling capacities of three to 70 tons.

Our condensing unit, the CF Series, is available from 2 to 70 tons.

Our air handling units consist of the indoor H3 and V3 Series and the modular M2 Series, as well as air handling unit configurations of the RQ, RN, RZ, and SA Series units.

Our energy recovery option applicable to our RQ, RN, RZ, and SB units, as well as our H3, V3, and M2 Series air handling units, responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products.

Our RN, RQ, M2, and SB Series, are AHRI certified in accordance with ANSI/AHRI/ASHRAE/ISO 13256.

Our unitary products (RQ and RN Series) are certified with AHRI and the US Department of Energy to ANSI/AHRI 210/240 up to 5 tons capacity and ANSI/AHRI 340/360 up to 63 tons capacity.

Performance characteristics of our products range in cooling capacity from 2 to 261 tons and in heating capacity from 7,200 to 4,500,000 British Thermal Units ("BTUs"). Many of our products far exceed these minimum standards and are among the highest efficiency products currently available in the market.

A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units.

Our packaged rooftop units with two stage or variable speed compressors are optimized with high efficiency evaporator and condenser coils and variable speed fans, leading to an AHRI Certified performance up to 20.3 SEER and 22.5 IEER. AAON H3/V3 Series energy recovery wheel air handling units provide energy efficient 100% outside air ventilation by recovering energy that would otherwise be exhausted from a building.

We design and produce controls solutions for all of our HVAC units including rooftop units, air handlers and water-source heat pumps. We provide factory-developed and tested controls options for variable air volume systems associated with those units and other HVAC related equipment.

We offer several controls options: the Orion Controller, Pioneer Gold, Pioneer Silver, terminal block for field installed controls, and factory installed customer provided controls. Most of our controls are Underwriters Laboratories category ZPVI2 compliant and BACnet Testing Laboratories certified which ensures our products meet internationally recognized standards for safety, traceability, conformance, and production quality. Our economizer function is California Title 24 certified to minimize energy consumption. Our proven sequences of operation optimize the performance of our HVAC units.

Out of the box, our controls are user-friendly and configurable to provide a variety of HVAC unit application options, but we are also able to customize our controls to meet customers' unique requirements. We have controls solutions that enhance our products unique features and capabilities.

Products - BASX

The products BASX manufactures are highly engineered and customized products, fully complementing our existing business. BASX data center cooling solutions are focused on providing highly configurable, purpose-built equipment with a focus on efficiency, speed of deployment, and quality. High-performance air-cooled chiller solutions are provided with indirect airside economization and optional adiabatic assisted cooling, and are designed to integrate with high performance computing systems requiring direct to chip cooling. White space process cooling solutions include fan coil walls, computer room air handling ("CRAH") units, overhead fan coils, in-row coolers, and chilled water air handlers. Packaged solutions include coupled economizing chillers with integrated air handling units, direct evaporative coolers, and packaged direct expansion ("DX") solutions with airside economizers.

BASX cleanroom products are built to provide environmental control serving critical processes and high-fidelity control for precise industry requirements. Process cooling solutions include recirculation air handling units and make up air handling units including integration of piping systems and controls. Environmental control solutions include modular cleanroom environments, fan filter units, filtered ceiling grids with integral flush mount lighting, pressurized plenums with integral ceiling grids, and hospital surgical suites.

BASX custom air handling products are primarily used in commercial, industrial, healthcare, and institutional facilities employing chilled water cooling, packaged direct expansion, heating hot water, indirect gas direct heat, humidification, dehumidification, filtration, and integrated controls. BASX manufactures plenum fans for integration into air handling units as well as for replacement applications. BASX also offers integrated sound performance solutions.

Air Quality Products

The Coronavirus Disease 2019 ("COVID-19") pandemic fueled a great deal of concern over best practices in the design and operation of building HVAC systems. In order to mitigate the spread of COVID-19, influenza, and other similar type respiratory diseases, we have performed significant research on what affects the transmission of these diseases and how AAON HVAC systems can be best designed. The American Society of Heating, Refrigeration and Air-Conditioning Engineers ("ASHRAE"), a professional association with a goal of advancing HVAC systems designs and construction, established an Epidemic Task Force in 2020 and determined several recommendations to mitigate the spread of the virus, including humidity control, air filtration, increased outdoor air ventilation, and air disinfection.

Humidity control - We continue to lead the market in developing energy efficient humidity control with the use of variable capacity compressors and modulating hot gas reheat. Designing HVAC systems with superior humidity control allows building management to maintain ASHRAE's recommended ambient relative humidity levels of 40%-60%, the ideal level to inactivate viruses in the air and on surfaces.

Air Filtration - We standardized a design that uses a backward curved fan wheel, which can accommodate higher airflow and static pressure required for the ASHRAE recommended MERV 13 filtration, the minimum filter level for virus mitigation, with very little reconfiguration. Prior to 2020, a vast majority of commercial buildings used filtration levels of MERV 4 to MERV 8, which has always been acceptable for filtering out typical particulates in the air stream.

Outdoor Air Ventilation - Our innovative use of energy recovery wheels and energy recovery plates combined with its superior humidity control design can help building management follow outdoor ventilation air recommendations while limiting an increase of energy usage and maintaining recommended humidity levels.

Air Disinfection - Our basic design characteristics allow for an easy installation of ultraviolet lighting equipment. In addition to this equipment offered as options in new units sold, our basic design characteristics allow for easy installation in units already used in the field.

Overall, we are well positioned to accommodate the heightened demand for features that can help mitigate virus transmission and improve indoor air quality. The features that ASHRAE recommends require premium designs and configurations that are standard in our units. As a result, we are able to incorporate air quality features into our units at a minimal price premium and with no delivery delay.

Representatives

As of December 31, 2022, we employ a sales staff of 69 individuals and utilize approximately 64 independent manufacturer representatives' organizations ("Representatives") having 127 offices to market our products primarily in the United States and Canada. Sales are made directly to the contractor or end user, with shipments being made from our Tulsa, Oklahoma, Longview, Texas, Parkville, Missouri, or Redmond, Oregon facilities to the job site.

Historically, our products and sales strategy focused on niche markets. However, market trends related to the COVID-19 pandemic and indoor air quality, decarbonization and energy efficiency, and higher energy prices, have positioned us to focus on a wider spectrum of the nonresidential HVAC equipment industry. The targeted markets for our equipment are customers seeking products of higher performance and better quality than those offered, and/or options not offered, by standardized manufacturers.

To support and service our customers and the ultimate consumer, we provide parts availability through our Representatives' sales offices, as well as our two Tulsa, Oklahoma operated retail parts stores, to serve the local markets. We also have factory service organizations at each of our facilities. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/or normal service to customers.

We have a program focused on increasing service capabilities across our North America Representative network, by assisting Representatives with business plans, providing training, and creating a cohesive network of service organizations to better meet the operational and maintenance needs of our customer base.

Warranties

Our product warranty policy is the earlier of one year from the date of first use or 18 months from date of shipment for parts only, including controls; 18 months for data center cooling solutions and cleanroom systems; five years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in our historical RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation.

The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

Major Customers

One customer, Texas AirSystems LLC, accounted for 10% or more of our sales during 2022, 2021, and 2020. No other customer accounted for more than 10% of our sales during 2022, 2021, and 2020. One customer, Texas AirSystems LLC, accounted for more than 10% of our accounts receivable balance at December 31, 2022. No customers accounted for more than 10% of our accounts receivable balance at December 31, 2021.

Backlog

Our backlog as of February 1, 2023 was approximately $547.3 million, compared to approximately $347.6 million as of February 1, 2022. The current backlog consists of orders considered by management to be firm and our goal is to fill orders within approximately 25 weeks after an order is deemed to become firm; however, the orders are subject to cancellation by the customers in which case, cancellation charges apply up to the full price of the equipment.

Competition

Our AAON Oklahoma and AAON Coil Products product offerings primarily compete with Lennox (Lennox International, Inc.), Trane (Trane Technologies plc), York International (Johnson Controls International PLC), Carrier (Carrier Global Corporation), and Daikin (Daikin Industries). Our BASX product offerings primarily compete with Vertiv (Vertiv Holdings Co.), STULZ (STULZ Air Technology Systems, Inc.), Munters, Silent Aire (Johnson Controls International PLC), Nortek (Nortek Air Management), and Engineered Air.

All of our publicly traded competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, reliability, product line recognition, and acceptability of sales outlets. Historically, our premium equipment was sold at a higher average price compared to most of the competition. In the replacement market and other owner-controlled purchases, we have been successful at taking market share due to the total value proposition and lower cost of ownership our products provide to building owners over the life span of the equipment. In the new construction market where the contractor is the purchasing decision maker, we were often at a competitive disadvantage because of the emphasis placed on initial cost. However, due to operational efficiency improvements we made over the last several years, the cost of our semi-custom equipment is more comparable to the standard equipment market. As a result, the value proposition of our higher quality equipment is now more attractive, making us more competitive in both the new construction and replacement markets.

Resources

Sources and Availability of Raw Materials

The most important materials we purchase are steel, copper, and aluminum. We also purchase from other manufacturers certain components, including coils, compressors, electric motors, and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations.

Working Capital Practices

Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation and expected supply chain restraints. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $200.0 million and had a $71.0 million outstanding balance at December 31, 2022. Borrowings available under the revolving credit facility at December 31, 2022, were $128.2 million. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future.

Research and Development

Our products are engineered for performance, flexibility, and serviceability. This has become a critical factor in competing in the HVAC equipment industry. We must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of our major product lines.

We self-sponsor our Research and Development ("R&D") activities, rather than needing to be customer-sponsored. R&D activities have involved the RQ, RN, and RZ (rooftop units), H3, SA, V3, and M2 (air handling units), CB (condensing unit), and the SA and SB (self-contained units), as well as component evaluation and refinement, development of control systems and new product development. R&D expenses incurred were approximately $46.8 million, $16.6 million, and $17.4 million in 2022, 2021, and 2020, respectively. The significant increase for the year ended December 31, 2022 was related to the inclusion of a full year of operations of BASX (Note 4) as well as our commitment to product performance and innovation.

Our NAIC research and development laboratory facility includes many unique capabilities, which, to our knowledge, exist nowhere else in the world. A few features of the NAIC include supply, return, and outside sound testing at actual load conditions, testing of up to a 300 ton air conditioning system, up to a 540 ton chiller system, and 80 million BTU/hr of gas heating test capacity. Environmental application testing capabilities include -20 to 140°F testing conditions, up to 8 inches per hour rain testing, up to 2 inches per hour snow testing, and up to 50 mph wind testing. We believe we have the largest sound-testing chamber in the world for testing heating and air conditioning equipment and are not aware of any similar labs that can conduct this testing while putting the equipment under full environmental load. The unique capabilities of the NAIC will enable us to lead the industry in the development of quiet, energy efficient commercial and industrial heating and air conditioning equipment.

The NAIC currently houses twelve testing chambers. These testing chambers allow us to meet and maintain AHRI and U.S. Department of Energy ("DOE") certification and solidify the Company's industry position as a technological leader in the manufacturing of HVAC equipment. Current voluntary industry certification programs and government regulations only go up to 63 tons of air conditioning as that is the largest environmental chamber currently available for testing outside of our facility. The NAIC contains both a 100 ton and a 540 ton chamber, allowing us to uniquely prove to customers our capacity and efficiency on these larger units.

The NAIC was designed to test products well beyond the standard AHRI rating points and allows us to offer testing services on our equipment throughout our range of product application. This capability is vital for critical facilities where the units must perform properly and allows our customers to verify the performance of our units in advance, rather than after installation. These same capabilities will enable AAON to develop a new extended range of operational products and prove their capabilities.

Our Parkville, Missouri location is home to our new Electronics Prototyping Lab ("Lab") featuring a fully functional SMD (Surface Mount Device) production line. The production line incorporates automated pick-and-place equipment able to quickly and accurately place devices as small as 0.1mm by 0.2mm, the same technology scale used in cell phones. The production line also includes a profiled reflow oven to assure reliability in the finished prototypes. The Lab has allowed us to increase our speed to market and incorporate cutting-edge technology into our control designs. In addition, it allows our Controls Engineering team to utilize their hardware and software skills to outpace our Competitors in responding to market changes and upsets.

Patents, Trademarks, Licenses, and Concessions

We do not consider any patents, trademarks, licenses, or concessions to be material to our business operations, other than those described below.

We hold several patents that relate to the design and use of our products. We consider these patents important, but no single patent is material to the overall conduct of our business. We proactively obtain patents to further our strategic intellectual property objectives. We own certain trademarks we consider important in the marketing of our products and services, and we protect our marks through national registrations and common law rights. Our patents have legal terms of 20 years with expiration dates ranging from 2023 to 2039.

The Company's trademarks, certain of which are material to its business, are registered or otherwise legally protected in the U.S.

Seasonality

Historically, sales of our products were moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. However, in recent years, given the increase in demand of our products and increase in our backlog, sales has become more constant throughout the year.

Environmental & Regulatory Matters

Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position.

Since our founding in 1987, we have maintained a commitment to design, develop, manufacture, and deliver heating and cooling products to perform beyond all expectations and to demonstrate our quality and value to our customers. Our equipment is designed with energy efficiency in mind, without sacrificing premium features and options. In addition to our high standard of product performance, is a commitment to sustainability for our employees, our stockholders, and our customers. We strive to conduct our business in a socially responsible and ethical manner with a focus on environmental stewardship, team member safety and community engagement. We comply with industry regulations and requirements while pursuing responsible economic growth and profitability.

In 2022, we published our fourth annual environmental, social, and governance ("ESG") report sharing our approach in the material areas of stakeholder engagement, innovation and efficiency, environmental responsibility, climate change, occupational health and safety, talent attraction and retention, diversity and inclusion, community engagement and investment, corporate governance and ethics and compliance. The report also highlights achievements and long-term targets related to greenhouse gas emissions, hazardous waste recycling, and non-fossil fuel consuming products. We participate in a sustainability benchmarking initiative (The Sustainability Alliance Scor3card) through which we monitor and report in the material areas of energy, material management, water, community stewardship, transportation, communication, and health. We achieved Platinum level in this program in 2022 and 2021. Our ESG committee provides oversight for ESG activities, ESG report development and an internal grassroots sustainability committee provides education opportunities, communications and recommendations to the Company on a regular basis.

We are committed to environmental responsibility and continue to make progress toward reducing greenhouse gas ("GHG") emissions, increasing hazardous waste recycling from our facilities and increasing the percentage of non-fossil fuel powered units we produce. Our approach toward emissions reduction and climate change includes product solutions for our customers and improvements to our own facilities. Approximately one-quarter of our energy portfolio is currently derived from renewable sources, and the Company's Scope 1 and 2 emissions (emissions that occur from sources that are controlled or owned by an organization and emissions associated with the purchase of electricity, steam, heat, or cooling) are being tracked. We opted into an additional percentage of renewable energy at our Tulsa, Oklahoma facilities in 2022, continued to invest and partner on projects that reduce GHG emissions globally and selected to begin the transition to the lower global warming potential R-454B refrigerant starting in 2023. We continue to develop and manufacture non-fossil fuel consuming units to provide the most sustainable commercial HVAC equipment in the market and announced the zero degree cold air-source heat pump in 2022 as a critical solution that meets the increasing demand for building decarbonization in cold climates.

In the area of energy efficiency and conservation, our Tulsa, Oklahoma and Longview, Texas facilities have transitioned to over 95% LED lighting in our facilities leading to considerable cost savings and reduced energy consumption. Our Redmond, Oregon facilities are installing LED lights into any new fixtures in their current facility and working towards retrofitting old fixtures to LED. We participate in an energy demand response program through the public utility provider to reduce demand during peak hours. Energy efficiency has been a priority not only in product development, but also in overall capital investments which include the acquisition of new, energy efficient equipment for the production floor, new high-speed overhead facility doors, the installation of new HVAC equipment, building control systems, the application of heat and light reflective material to production facilities, along with other behavioral-based energy efficiency changes. We are tracking our energy usage intensity before and after these updates.

In the area of material management, we focus on recycling, reducing, reusing and sourcing more environmentally-friendly materials into our processes. At our Tulsa, Oklahoma and Longview, Texas facilities, we recycled over 14,928 tons and 13,793 tons of metal in 2022 and 2021, respectively. Also, through our partnership with a waste to energy facility, we successfully diverted over 668 tons and 460 tons of waste from landfills in 2022 and 2021, respectively. We have identified hazardous waste recycling partners for paint products at both our Tulsa, Oklahoma and Longview, Texas facilities. We also recycle paper, wood, and cardboard where available. We continue to innovate ways to reduce and reuse shipping packaging between facilities and identify new opportunities to reduce or reuse items in our production and administrative areas.

Human Capital Resources

Our employees are not represented by unions or other collective bargaining agreements. Management considers its relations with our employees to be good. The following table represents the number of our direct employees and contract personnel we employed on each respective date:

	As of February 22, 2023	As of February 22, 2022	As of February 23, 2021
AAON Oklahoma	2,474	1,979	1,778
AAON Coil Products	681	574	490
BASX[1]	511	328	—
Total employees	3,666	2,881	2,268

[1] BASX was acquired by the Company on December 10, 2021.

Our key human capital measures include employee safety, turnover, absenteeism, and production. We frequently benchmark our compensation practices and benefits programs against those of comparable industries and in the geographic areas where our facilities are located. We believe that our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Some of our notable health, welfare, and retirement benefits include:

- Employee medical plan (with 175% employer health saving plan match)
- 401(k) Plan (with 175% employer match)
- Profit sharing bonus plan
- Tuition assistance program
- Paid time off
- Paid parental leave
- Military pay

Available Information

Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K.

Copies of any materials we file with the SEC can also be obtained free of charge through the SEC's website at http://www.sec.gov, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330.

Item 1A. Risk Factors.

The following risks and uncertainties may affect our performance and results of operations. The discussion below contains "forward-looking statements" as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results.

__Risks Related to the COVID-19 Pandemic__

Our business, results of operations, financial condition, cash flows, and stock price can be adversely affected by pandemics, epidemics, or other public health emergencies, such as COVID-19.

In March 2020, the World Health Organization characterized COVID-19 as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The outbreak resulted in governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures, vaccination or testing mandates and other measures. In addition, governments and central banks in several parts of the world enacted fiscal and monetary stimulus measures to counteract the impacts of COVID-19.

We are considered a critical infrastructure industry, as defined by the U.S. Department of Homeland Security. Although we have continued to operate our facilities to date consistent with federal guidelines and state and local orders, the outbreak of COVID-19 and any preventive or protective actions taken by governmental authorities may have a material adverse effect on our operations, supply chain, customers, and transportation networks, including business shutdowns or disruptions. During 2022 and 2021 we experienced price increases in our components and raw materials, especially copper and steel, which appear to be a result of COVID-19, as well supply chain challenges related to certain manufacturing parts.

Even though the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business due to any resulting economic recession or depression. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets which may adversely impact our stock price and our ability to access capital markets. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this Annual Report, such as those relating to our products and financial performance.

Risks Related to Our Business

Our business can be hurt by economic conditions.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability.

Our results of operations and financial condition could be negatively impacted by the loss of a major customer.

From time to time in the past we derived a significant portion of our sales from a limited number of customers, and such concentration may continue in the future. In 2022, 2021, and 2020, one customer, Texas AirSystems LLC accounted for more than 10% of our sales. The loss of, or significant reduction in sales to, a major customer could have a material adverse effect on our results of operations, financial condition and cash flow. Further, the addition of new major customers in the future could increase our customer concentration risks as described above.

Our results of operations and financial condition could be negatively impacted by the loss of a major third-party representative.

We are dependent on our third-party representatives to market and sell our products. If such relationships were terminated for any reason, it could materially and adversely affect our ability to generate revenues and profits. Certain of our competitors with greater financial resources than us could target our third-party representatives for exclusive sales channels. We may not be able to secure additional third-party representatives who will effectively market our products in certain geographical areas. In addition, adding new representatives requires additional administrative efforts and costs. If we are unable to establish new representative relationships or continue current relationships, our business, financial condition, and results of operations could be materially and adversely affected.

We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability.

The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. An excess of or significant claim(s) could lead to the cancellation of our polices and the loss of and inability to find additional insurance carriers. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

We depend on our senior leadership team and the loss of our Chief Executive Officer or one or more key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our officers and senior leadership team. In particular, our Chief Executive Officer ("CEO"), Gary D. Fields, is critical to our vision, strategic direction, culture, and overall business success. Furthermore, Mr. Fields' extensive industry knowledge and sales-channel experience would be difficult to replace. We also rely on our senior leadership team in the areas of research and development, marketing, production, sales, and general and administrative functions. From time to time, there may be changes in our senior leadership team resulting from the hiring or departure of senior leadership team members, which could disrupt our business. While we have a robust succession plan in place for each one of our officers and senior leadership team members, the loss of one or more could have a serious adverse effect on our business.

We do not maintain key-man insurance for Gary D. Fields or any other member of our senior leadership team. Other than the employment agreements negotiated with certain employees of BASX, we do not have employment agreements with our officers or senior leadership team members that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The employment agreements with the employees of BASX guarantee certain compensation, such as salary and benefits, and employment terms. We do not believe the terms or conditions of these agreements are outside the standard expectation of another employee at a similar level.

Operations may be affected by natural disasters, especially since most of our operations are performed at a single location.

Natural disasters such as tornadoes, ice storms and fires, as well as accidents, acts of terror, infection, and other factors beyond our control could adversely affect our operations. Our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa, Oklahoma facilities. With the acquisition of BASX in 2021, we now have operations in an area that is, historically, effected by wild fires. The effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. Furthermore, we may experience increases in our insurance premium costs in relation to these matters that may have a material adverse effect upon our business, liquidity, financial condition, or results of operations.

If we are unable to hire, develop or retain employees, it could have an adverse effect on our business.

We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop, and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations.

Variability in self-insurance liability estimates could impact our results of operations.

We self-insure for certain employee health insurance and workers' compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings.

Risks Related to Our Brand and Product Offerings

We may not be able to compete favorably in the highly competitive HVAC business.

Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service, manufacturing lead-times, and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations.

We may not be able to successfully develop and market new products.

Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. Furthermore, our continued investment in new product development may render certain legacy products and components obsolete resulting in increased inventory obsolescence expense that may have a material adverse effect upon our financial condition or results of operations.

Risks Related to Material Sourcing and Supply

We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components.

Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit.

We risk having losses resulting from the use of non-cancellable contracts.

Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations. These contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption.

Risks Related to Electronic Data Processing and Digital Information

Our business is subject to the risks of interruptions by cybersecurity attacks.

We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted due to technological problems, a cyber-attack, acts of terrorism, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other reasons. To date, we have not experienced a material impact to our business or operations resulting from cyber-security or other similar information attacks, but due to the ever-evolving attack methods, as well as the increased amount and level of sophistication of these attacks, our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber-related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions, and increased cost.

We are reliant on information technology.

We are reliant on information technology in all aspects of our business, operated and maintained by the Company as well as under control of third parties. If we do not invest sufficient capital in a timely manner to acquire, develop, or implement new information technologies or maintain or upgrade current information technologies, we could suffer outages as well as be at a competitive disadvantage within our industry which could have a material adverse effect upon our financial condition and results of operations.

Risks Related to Governmental Regulation and Policies

Exposure to environmental liabilities could adversely affect our results of operations.

Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing Federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

We are subject to potentially extreme governmental regulations and policies.

We always face the possibility of new governmental regulations, policies and trade agreements which could have a substantial or even extreme negative effect on our operations and profitability. Several intrusive component part governmental regulations are in process. If these proposals become final rules, the effect would be the regulation of compressors and fans in products for which the Department of Energy does not have current authority. This could affect equipment we currently manufacture and could have an impact on our product design, operations, and profitability.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals", originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

Our operations could be negatively impacted by new legislation as well as changes in regulations and trade agreements, including tariffs and taxes. Unfavorable conditions resulting from such changes could have a material adverse effect on our business, financial condition and results of operations.

We are subject to adverse changes in tax laws.

Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations, or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments.

We are subject to international regulations that could adversely affect our business and results of operations.

Due to our use of Representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations.

Changes in legislation or government regulations or policies could adversely effect on our results of operations.

Our sales, gross margins and profitability could be directly impacted by changes in legislation or government regulations or policies. Specifically, changes in environmental and energy efficiency standards and regulations related to global climate change are being implemented to curtail the use of hydrofluorocarbons which are used in refrigerants that are essential to many of our products. Our inability or delay in developing or marketing products that match customer demand while also meeting applicable efficiency and environmental standards may negatively impact our results.

We are transitioning to a new refrigerant with lower global warming potential for our HVAC systems and must be fully compliant under current governmental regulations by 2025. We expect to incur costs associated with this transition related to the purchase of the new refrigerant as well as additional sensors and detectors on our HVAC systems. In addition, we expect to incur cost to our facilities, specifically costs to store and use the new refrigerant in production; however, we do not expect these costs to be significant. Due to the increased flammability of the new refrigerant, the insurance industry may require higher premiums for companies once the conversion begins. Furthermore, due to the expected increased demand of the newer refrigerants as well as the older hydrofluorocarbon refrigerants (as they are phased out), we expect to see increased manufacturing costs related to purchases of refrigerants and could see higher costs for future warranty claims.

Future legislation or regulations relating to environmental policies, product certification, product liability, taxes, amount and availability of tax incentives and other matters, may impact the results of each of our operating segments and our consolidated results.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our manufacturing areas are heavy industrial type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication, metal stamping and tube forming. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses and tube bending equipment. Assembly lines consist of cart-type and roller-type conveyor lines with variable line speed adjustment. Subassembly areas and production line manning are based upon line rates set by production management.

We own and lease our properties and facilities, as further described below. We believe that all of our facilities are well maintained and are in good condition and suitable for the conduct of our business.

AAON Oklahoma

Our plant and office facilities in Tulsa, Oklahoma, consist of a 342,000 square foot building (327,000 square feet of manufacturing/warehouse space and 15,000 square feet of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue; a 940,000 square foot manufacturing/warehouse building and a 70,000 square foot office building located on an approximately 79-acre tract of land across the street from the original facility (2440 South Yukon Avenue); and a 40,000 square foot building used as warehouse space located on a 6-acre tract. We also lease a 198,000 square foot warehouse space which is used for additional inventory storage.

In addition to a retail parts store location at our Tulsa facilities, we also own a 13,500 square foot stand alone building (7,500 square foot warehouse and 6,000 square foot office) which is utilized as an additional retail parts store to provide our customers more accessibility to our products. The stand alone parts store building is on approximately one acre and is located at 9528 E 51st St in Tulsa, Oklahoma.

Our Tulsa location is also home to our engineering research and development laboratory, the Norman Asbjornson Innovation Center ("NAIC"). The three-story, 134,000 square foot stand alone facility is both an acoustical and a performance measuring laboratory. This facility currently consists of twelve test chambers, allowing AAON to meet and maintain industry certifications. This facility is located west of the 940,000 square foot manufacturing/warehouse building at 2440 South Yukon Avenue.

In 2023, our Exploration Center will open at our Tulsa location. The Exploration Center is a 28,000 square foot facility located adjacent to the NAIC. The Exploration Center will provide an immersive and educational experience of our products, solutions and our people and also serve as an event hub for our stakeholders, including our customers, employees, Representatives and investors. The Exploration Center will add a dimension of customer engagement that doesn't currently exist, showcasing our products and our competitors products and allowing our customers to interact with our employees.

Our operations in Parkville, Missouri, are conducted in a leased plant/office at 8500 NW River Park Drive, containing approximately 51,000 square feet. This location is home to our Controls design and manufacturing facilities. In October 2022, we modified the existing lease to expand to approximately 86,000 square feet and expect to be able to utilize the additional space beginning in the second quarter of 2023.

AAON Coil Products

Our plant and office facilities in Longview, Texas, consist of a 263,000 square foot building (256,000 square feet of manufacturing/warehouse space and 7,000 square feet of office space) located on a 13-acre tract of land, a 222,000 square foot building (210,000 square feet of manufacturing/warehouse space and 12,000 square feet of office space) located on an approximately 22-acre tract of land, and a 5,000 square foot building utilized as a retail parts store which we lease to a Representative of the Company. All of these facilities are located on Gum Springs Road.

In January 2023, we purchased additional real property and improvements consisting of 64,000 square feet of warehouse space located on a 10-acre tract of land at 115 Kodak Boulevard in Longview, Texas.

BASX

Our operations in Redmond, Oregon, are conducted in a plant/office at 3500 SW 21st Place, containing approximately 194,000 square feet (169,000 square feet of manufacturing/warehouse space and 25,000 square feet of office space) on a 13-acre tract of land and a leased manufacturing/warehouse building containing approximately 15,000 square feet at 2895 SW 13th Street. Additionally, we lease an office of approximately 4,000 square feet located at 1725 Blankenship Road, West Linn, Oregon.

In August 2022, we purchased additional real property of approximately one-acre adjacent to the plant/office at 3500 SW 21st Place, to facilitate future growth of our operations at BASX.

Item 3. Legal Proceedings.

See Note 18 of the Consolidated Financial Statements.

Item 4. Mine Safety Disclosure.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information - Our common stock is quoted on the NASDAQ Global Select Market under the symbol "AAON". As of the close of business on February 22, 2023, there were 955 holders of record of our common stock.

Dividends - At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our cash dividends for the three years ended December 31, 2022 are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share
May 15, 2020	June 3, 2020	July 1, 2020	$0.19
November 10, 2020	November 27, 2020	December 18, 2020	$0.19
May 17, 2021	June 3, 2021	July 1, 2021	$0.19
November 9, 2021	November 26, 2021	December 17, 2021	$0.19
May 18, 2022	June 3, 2022	July 1, 2022	$0.19
November 8, 2022	November 28, 2022	December 16, 2022	$0.24

The following is a summary of our share-based compensation plans as of December 31, 2022:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
The 2007 Long-Term Incentive Plan	119,208	$ 22.62	—
The 2016 Long-Term Incentive Plan	1,257,805	$ 42.31	3,599,896

Repurchases during the fourth quarter of 2022, which include repurchases from our open market, 401(k) and employee repurchase programs, were as follows:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units Purchased)	(b) Average Price Paid (Per Share or Unit)	(c) Total Number of Shares (or Units) Purchased as part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased under the Plans or Programs
October 2022	87,049	$ 55.33	87,049	—
November 2022	23	65.00	23	—
December 2022	196	76.66	196	—
Total	87,268	$ 55.38	87,268	—

Comparative Stock Performance Graph

The following performance graph compares our cumulative total shareholder return for the Company's common stock for the five-year period ending on December 31, 2022, compared to an overall stock market index (the NASDAQ Composite Index) and the Company's peer group index (S&P 600 Capital Goods Industry Group Index). We believe the S&P 600 Capital Goods Industry Group Index best represents our relative peer group based on our current business and market capitalization. The graph assumes that $100 was invested at the close of trading December 31, 2017, with the reinvestment of dividends since that date. This table is not intended to forecast future performance of our Common Stock.

Comparison of Five Year Cumulative Total Return
Assumes Initial Investment of $100
December 31, 2017



This stock performance graph is not deemed to be "soliciting material" or otherwise be considered to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of the Company for the year ended December 31, 2022. This discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and related notes contained in Item 8, *Financial Statements and Supplementary Data*. A detailed discussion of the year to year changes for the years ended December 31, 2021 and 2020 is not included herein and can be found in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* section of the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Description of the Company

We engineer, manufacture, market, and sell premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data center cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pump, coils, and controls. These products are marketed and sold to retail, manufacturing, educational, lodging, supermarket, data centers, medical and pharmaceutical, and other commercial industries. We market our products to all 50 states in the United States and certain provinces in Canada.

Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The uncertainty of the economy negatively impacted the commercial and industrial new construction markets in 2020 and the first half of 2021. Since August 2021, however, nonresidential construction has been recovering. In the third quarter of 2022, the market returned to pre-pandemic levels. Currently, architectural billings and nonresidential construction starts are at historically high levels, signaling the nonresidential construction market will continue to be strong over the next nine to 12 months. Furthermore, although some economic indicators are suggesting the general economy is slowing, the replacement market remains strong. Nevertheless, both the new construction and replacement markets are cyclical. If the domestic economy were to slow or enter a recession, this could result in a decrease in our sales volume and profitability. Sales in the commercial and industrial new construction markets generally lag the housing market, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates, the state of the economy and other macroeconomic factors over which we have no control. Sales in the replacement markets are driven by various factors, including general economic growth, the Company's new product introductions, fluctuations in the average age of existing equipment in the market, government regulations and stimulus, change in market demand between more customized, higher performing HVAC equipment and lower priced standard equipment, as well as many other factors. When new construction is down, we emphasize the replacement market.

We sell our products to property owners and contractors mainly through a network of independent manufacturers' Representatives. This go-to-market strategy is unique compared to most of our larger competitors in that most control their sales channel. We value the independent sales channel as we think it is a more effective way of increasing market share. Although we concede full control of the sales process with this strategy, the entrepreneurial aspect of the independent sales channel attracts the most talent and provides greater financial incentives for its salespeople. Furthermore, the independent sales channel sells different types of equipment from various manufacturers, allowing it to operate with more of a solutions-based mindset, as opposed to an internal sales department of a manufacturing company that is incentivized to only sell its equipment regardless if it is the best solution for the end customer. We also have a small internal sales force that supports the relationships between the Company and our sales channel partners. BASX sells highly customized products for unique applications for a more concentrated customer base and an internal sales force is more effective for such products.

The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out, and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper, and aluminum, and are obtained from domestic suppliers. We also purchase from domestic manufacturers certain components, including coils, compressors, motors, and electrical controls.

The price levels of our raw materials fluctuate given that the market continues to be volatile and unpredictable as a result of the uncertainty related to the U.S. economy and global economy. For the year ended December 31, 2022, the prices for copper, galvanized steel, stainless steel and aluminum increased approximately 13.4%, 14.5%, 61.0%, and 14.0%, respectively, from 2021.

We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our contracts for use in our manufacturing operations.

We occasionally increase the price of our products to help offset any inflationary headwinds. In 2021, we implemented three price increases. In 2022, we implemented two significant price increases as well as a recurring 1% monthly price increase effective June 1, 2022.

Additionally, we continue to experience challenges in a tight labor market, especially the hiring of both skilled and unskilled production labor. We have implemented the following wage increases to remain competitive and to attract and retain employees:

- In March 2021, we awarded annual merit raises for an overall 5.0% increase to wages.
- In July 2021, we increased starting wages for our production workforce by 7.0%.
- In October 2021, we implemented a cost of living increase of 3.5% in place for all employees below our Senior Leadership Team ("SLT") which consists of officers and key members of management.
- In March 2022, we awarded annual merit raises for an overall 3.0% increase to wages.
- In October 2022, we implemented a cost of living increase of 3.5% in place for all employees below the SLT level.

We will continue to implement human resource initiatives to retain and attract labor to further improve productivity and production efficiencies.

Backlog

The following table shows our historical backlog levels:

	December 31, 2022		December 31, 2021
	(in thousands)		
$	548,022	$	260,164

The Company has increased our backlog both through the acquisition of BASX and organic growth due primarily to favorable lead times and increased overall demand.

Consolidated Results of Operations

	Years Ended December 31,			
	2022		2021	
	(in thousands)			
Net Sales	$	888,788	$	534,517
Cost of Sales		651,216		396,687
Gross Profit		237,572		137,830
Selling, general and administrative expenses		110,823		68,598
Gain on disposal of assets		(12)		(21)
Income from operations	$	126,761	$	69,253

The following are highlights of our results of operations, cash flows, and financial condition:

- Our backlog has been at record levels during all of 2022. New bookings from BASX were a record for that business as it benefited from a strong pipeline of projects in the data center and semiconductor markets. Revenue synergies from the BASX acquisition has increased bookings for AAON Coil Products as well. Bookings continue to be strong primarily due to our favorable lead times and strong end-market demand.

- Net sales for 2022 grew 66.3% to $888.8 million due to organic growth, the addition of BASX revenues and price increases realized during the year.

- Overall gross margin increased 90 basis points in 2022, as the increased costs of material and labor were offset by increased efficiencies of operations as well as price increases.

- We continue to invest in the future growth of the Company as evidenced by our $54.0 million in capital expenditures and $22.0 million for the purchase of the BASX building.

We report our financial results based on three reportable segments: AAON Oklahoma, AAON Coil Products, and BASX, which are further described in Item 1 and Item 8. The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales and income from operations. The CODM does not evaluate operating segments using asset or liability information.

Segment Operating Results for the Years Ended December 31, 2022 and 2021

		For the years ended December 31,					
	2022	Percent of Sales[2]	2021	Percent of Sales[2]	$ Change	% Change
			(in thousands)				
Net Sales[3]							
AAON Oklahoma	$ 663,845	74.7 %	$ 463,845	86.8 %	$ 200,000	43.1 %
AAON Coil Products	107,290	12.1 %	66,589	12.5 %	40,701	61.1 %
BASX[1]	117,653	13.2 %	4,083	0.8 %	113,570	2781.5 %
Net sales	$ 888,788		$ 534,517		$ 354,271	66.3 %
Cost of Sales[3]							
AAON Oklahoma	$ 490,862	73.9 %	336,977	72.6 %	$ 153,885	45.7 %
AAON Coil Products	73,979	69.0 %	56,514	84.9 %	17,465	30.9 %
BASX[1]	86,375	73.4 %	3,196	78.3 %	83,179	2602.6 %
Cost of sales	$ 651,216	73.3 %	$ 396,687	74.2 %	$ 254,529	64.2 %
Gross Profit[3]							
AAON Oklahoma	$ 172,983	26.1 %	$ 126,868	27.4 %	$ 46,115	36.3 %
AAON Coil Products	33,311	31.0 %	10,075	15.1 %	23,236	230.6 %
BASX[1]	31,278	26.6 %	887	21.7 %	30,391	3426.3 %
Gross profit	$ 237,572	26.7 %	$ 137,830	25.8 %	$ 99,742	72.4 %

[1] BASX was acquired on December 10, 2021. We have included the results of BASX's operations in our consolidated financial statements as of December 11, 2021.

[2] Cost of sales and gross profit for each segment are calculated as a percentage of the respective segment's net sales. Total cost of sales and total gross profit are calculated as a percentage of total net sales.

[3] Presented after intercompany eliminations.

Total net sales increased $354.3 million, or 66.3%, with the addition of inorganic sales from the acquisition of BASX contributing to 19.5% of our growth. Net sales also grew through price increases of $100.0 million and organic sales volumes, product mix and other of $149.8 million.

AAON Coil Products gross profit increased significantly to 31.0%. Price increases were realized more quickly for AAON Coil Products given their smaller backlog, which is the primary driver of the increase in gross margin for this segment. Additionally, the new manufacturing building for AAON Coil Products was completed in early 2021, resulting in increased capacity and operational efficiencies during 2022 as compared to 2021.

As shown in the table below, we've experienced increases in the cost of our raw materials. We have implemented multiple price increases during 2021 and 2022 to counteract the increased cost of material. Some of the 2022 price increases have yet to be realized. Additionally, in order to attract new employees and remain competitive in tight labor markets, we implemented several wage increases in late 2021 and throughout 2022.

Raw Material Costs

Twelve month average raw material cost per pound as of December 31:

	2022		**2021**		**% Change**
Copper	$	5.60	$	4.94	13.4 %
Galvanized Steel	$	0.95	$	0.83	14.5 %
Stainless Steel	$	3.30	$	2.05	61.0 %
Aluminum	$	2.20	$	1.93	14.0 %

Selling, General and Administrative Expenses

	Years Ended December 31,				**Percent of Sales**	
	2022		**2021**		**2022**	**2021**
	(in thousands)					
Warranty	$	8,497	$	6,351	1.0 %	1.2 %
Profit Sharing		14,009		8,526	1.6 %	1.6 %
Salaries & Benefits		41,351		23,458	4.7 %	4.4 %
Stock Compensation		7,025		5,543	0.8 %	1.0 %
Advertising		2,353		1,616	0.3 %	0.3 %
Depreciation & Amortization		8,050		2,924	0.9 %	0.5 %
Insurance		3,755		3,010	0.4 %	0.6 %
Professional Fees		5,754		7,245	0.6 %	1.4 %
Donations		1,134		738	0.1 %	0.1 %
Other		18,895		9,187	2.1 %	1.7 %
Total SG&A	$	110,823	$	68,598	12.5 %	12.8 %

Warranty expense increased consistent with our increase in net sales but decreased as a percentage of sales, as we continue to focus on our commitment to reliability and quality.

Salaries and benefits increased $17.9 million, with a full year of BASX included accounting for $10.5 million of the increase. The remaining increase was primarily attributable to overall increased headcount and the impact of employee pay increases that went into effect during 2021 and in 2022.

Depreciation and amortization expense at BASX was $4.5 million, accounting for the majority of the change period over period. Profit sharing increased for AAON Oklahoma and AAON Coil Products by $4.8 million due to increased operating results, while profit sharing at BASX increased by $0.7 million as a result of a full year of BASX's employee incentive program.

Professional fees decreased mostly due to the transaction costs associated with the acquisition of BASX (Note 4) of $4.4 million included in 2021. Excluding $3.8 million of other SG&A at BASX, other SG&A increased $5.9 million attributable mainly to consulting services and increased travel expenses due to lighter COVID-19 restrictions in 2022.

Income Taxes

| | Years Ended December 31, | | Effective Tax Rate | |
	2022	2021	2022	2021
	(in thousands)			
Income tax provision	$ 24,157	$ 10,424	19.4 %	15.1 %

During the year ended December 31, 2022, the Company recorded an excess tax benefit of $3.0 million as compared to $5.4 million in 2021, a decrease of 45.3%. The decrease was primarily due to timing of stock option exercises and restricted stock vesting and our high stock price during the first and second quarter of 2021.

The decrease in excess tax benefits was partially offset by an increase of $1.8 million in research and development tax credits as defined under Section 41 of the Internal Revenue Code. To qualify for the research and development tax credits, we perform annual studies that identifies, documents, and supports eligible expenses related to qualified research and development activities. Eligible expenses include but are not limited to supplies, material and internal wages. With the addition of BASX in December 2021 (Note 4), we identified additional eligible expenses related to qualified research and development activities.

Liquidity and Capital Resources

Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the use of the revolving bank line of credit based on our current liquidity at the time.

Working Capital - Our unrestricted cash and cash equivalents increased $2.6 million from December 31, 2021 to December 31, 2022. As of December 31, 2022, we had $5.9 million in cash and cash equivalents and restricted cash.

Revolving Line of Credit - Our revolving credit facility ("Revolver"), as amended and restated, provides for maximum borrowings of $200.0 million. As of December 31, 2022 and December 31, 2021, we had an outstanding balance under the Revolver of $71.0 million and $40.0 million, respectively. We had one standby letter of credit totaling $0.8 million as of December 31, 2022 and 2021, respectively. Borrowings available under the Revolver at December 31, 2022, were $128.2 million. The Revolver expires on May 27, 2027.

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio. At December 31, 2022 and 2021, the weighted average interest rate of our Revolver was 3.0% and 1.3%, respectively. Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the years ended December 31, 2022 and 2021.

If SOFR cannot be determined pursuant to the definition, as defined by the Revolver agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%.

At December 31, 2022, we were in compliance with our financial covenants, as defined by the Revolver. These covenants require that we meet certain parameters related to our leverage ratio. At December 31, 2022, our leverage ratio was 0.46 to 1.0, which meets the requirement of not being above 3 to 1.

New Market Tax Credit Obligation - On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "Project"). In connection with the NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the Project.

Upon closing of the NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of NMTCs.

Stock Repurchase - The Board has authorized stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
March 13, 2020	$20 million	November 9, 2022
November 3, 2022	$50 million	**[1]

[1] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board.

The Company also had a stock repurchase arrangement by which employee-participants in our 401(k) Plan were entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The 401(k) Plan was amended in June 2022 to discontinue this program. No additional shares have been purchased by the Company under this arrangement since June 2022.

Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

	2022			2021		
	(in thousands, except share and per share data)					
Program	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	122,112 $	6,823 $	55.87	— $	— $	—
401(k)	103,936	5,913	56.89	297,772	20,876	70.11
Directors and employees	17,228	1,019	59.15	22,526	1,590	70.59
Total	243,276 $	13,755 $	56.54	320,298 $	22,466 $	70.14

	Inception to Date		
	(in thousands, except share and per share data)		
Program	Shares	Total $	$ per share
Open market	4,327,367 $	81,616 $	18.86
401(k)	8,308,368	171,789	20.68
Directors and employees	2,044,955	23,360	11.42
Total	14,680,690 $	276,765 $	18.85

Dividends - At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our recent dividends are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share
May 17, 2021	June 3, 2021	July 1, 2021	$0.19
November 9, 2021	November 26, 2021	December 17, 2021	$0.19
May 18, 2022	June 3, 2022	July 1, 2022	$0.19
November 8, 2022	November 28, 2022	December 16, 2022	$0.24

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing), and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2023 and the foreseeable future.

Off-Balance Sheet Arrangements - We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources.

Statement of Cash Flows

The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows provided by financing activities for the years indicated.

	2022	2021
	(in thousands)	
Operating Activities		
Net Income	$ 100,376	$ 58,758
Income statement adjustments, net	38,516	46,566
Changes in assets and liabilities:		
Accounts receivable	(56,306)	(9,737)
Income taxes	18,195	(1,136)
Inventories	(71,409)	(45,955)
Contract assets	(9,402)	1,886
Prepaid expenses and other long-term assets	(2,367)	1,374
Accounts payable	11,574	10,899
Contract liabilities	13,882	(229)
Extended warranties	1,314	447
Accrued liabilities and other long-term liabilities	16,945	(1,690)
Net cash provided by operating activities	61,318	61,183
Investing Activities		
Capital expenditures	(54,024)	(55,362)
Cash paid for building (Note 4)	(22,000)	—
Cash paid in business combination, net of cash acquired	(249)	(103,430)
Other	60	73
Net cash used in investing activities	(76,213)	(158,719)
Financing Activities		
Borrowings under revolving credit facility	225,758	40,000
Payments under revolving credit facility	(194,754)	—
Principal payments on financing lease	(115)	—
Stock options exercised	23,140	21,148
Repurchase of stock	(12,737)	(20,876)
Employee taxes paid by withholding shares	(1,018)	(1,590)
Cash dividends paid to stockholders	(22,917)	(19,947)
Net cash provided by financing activities	$ 17,357	$ 18,735

Cash Flows from Operating Activities

The Company currently manages cash needs through working capital as well as drawing on its line of credit as needed. Collections and payments cycles are on a normal pattern and fluctuate due to timing of receipts and payments.

The decrease in cash flows from receivables was a result of a larger volume of sales in the fourth quarter of 2022 in addition to higher priced receivables at the end of 2022. The Company has also increased the purchase of inventory to take advantage of favorable pricing opportunities and also to mitigate the impact of future supply chain disruptions on our operations. Payment terms for BASX jobs typically require upfront cash to fund the job resulting in cash inflows related to our contract liabilities.

The increase in cash flows from income taxes is primarily due to the 2017 Tax Cuts & Jobs Act, which requires research and development expenses incurred after December 31, 2021 to be capitalized and amortized over 5 years. This defers our current period income tax deduction which increased our income tax payments for 2022.

The increase in cash flows from accrued and other long-term liabilities is primarily related to the increase in amounts due to Representatives (timing of receipts and payments), employee profit sharing, and increases in accrued payroll and employee benefits.

Cash Flows from Investing Activities

Net cash outflows from investing activities decreased in 2022 as compared to 2021 primarily due to the cash paid for the acquisition of BASX (Note 4) in December 2021. The cash paid for building is related to the purchase of the BASX office and manufacturing facility in May 2022 (Note 4).

Our capital expenditure program for 2023 is estimated to be approximately $135.0 million. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges.

Cash Flows from Financing Activities

The change in cash from financing activities in 2022 is primarily related to borrowings under our revolving credit facility to manage our working capital needs, especially strategic purchases of inventory to avoid supply chain delays and the funding of the BASX building in May 2022, offset by repayments we were able to make due to our increased operating results and financial condition.

Cash flow changes related to stock option exercised is affected by the timing of stock options exercised by our employees. The decrease in our repurchase of stock was the result of the discontinuance of the 401(k) buyback program in June 2022. Cash dividends paid to stock holders increased to $22.9 million both due to the increase in number of shares outstanding and the increase in dividend per share from $0.19 to $0.24 for the December 2022 dividend payment. We expect to continue paying cash dividends.

Commitments and Contractual Agreements

We are occasionally party to short-term, cancellable and occasionally non-cancellable, contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. We had no material contractual purchase obligations as of December 31, 2022, except as noted below.

On April 27, 2022, the Company entered into a purchase and sale agreement with a third party manufacturer to purchase certain assets to design and manufacture fan wheels for the purchase price of $6.5 million. As of December 31, 2022, we have paid approximately $3.5 million related to this agreement, which is included in other long-term assets and property, plant and equipment with the remaining $3.0 million included in accounts payable and other long-term assets on our consolidated balance sheets. The final payment will be made in 2023.

Contingencies

We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. See Note 18 of the Consolidated Financial Statements for additional information with respect to specific legal proceedings.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and the Company's discussion and analysis of its financial condition and operating results require management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions, and judgments on historical experience, current trends, and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. We discuss these estimates with the Audit Committee of the Board of Directors periodically.

Inventory - Inventories are valued at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Raw material or component inventory typically transfers from one stage of manufacturing to another at a standard cost. The standard cost is set by management to reflect the actual costs incurred. We continually monitor standard costs to ensure that standard costs reasonably reflect the FIFO value of the inventory produced and make manual adjusts the value of inventory accordingly. Our manual adjustments from standards to actual inventory costs require applying judgment regarding a number of factors, including changes in inventory quantities during the period and recent versus historical inventory purchase costs.

Raw material or component inventory typically transfers from one stage of manufacturing to another where it accumulates additional costs directly incurred with the production of finished goods, including estimated standard labor and overhead costs. Labor and overhead costs associated with the manufacturing of our products are capitalized into inventory on an estimated standard basis. These include certain direct and indirect costs such as compensation, manufacturing, and facility costs associated with manufacturing support functions. We continually monitor our labor and overhead standard costs to ensure that standard costs reasonably reflects our actual costs and make manual adjusts the value of inventory accordingly. Our manual adjustments from standard to actual labor and overhead costs contain uncertainties that require management to make assumptions and to apply judgment regarding a number of factors, including inventory turns, supply usage, manufacturing efficiencies, and historical production costs.

Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales and replacement parts, and for estimated shrinkage. Assumptions used to estimate inventory reserves include future manufacturing requirements and industry trends. Evolving technology and changes in product mix or customer demand can significantly affect the outcome of this analysis.

Warranty Accrual – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. Our product warranty policy is the earlier of one year from the date of first use or 18 months from date of shipment for parts only; 18 months for data center cooling solutions and cleanroom systems; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in our historical RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of installation. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue.

Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required.

Share-Based Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options, restricted stock awards, performance stock units ("PSUs"), and key employee awards ("Key Employee Awards") based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis over the service period of stock options, restricted stock awards, and PSUs. Compensation expense is recognized for the Key Employee Awards on a straight line basis over the service period when the performance condition is determined to be probable. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as: the expected volatility, the expected term of the grant, forward-looking market conditions, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends.

Definite-Lived Intangible Assets – Definite-lived intangible assets include various customer relationships and intellectual property acquired in business combinations. The fair value of customer relationships and intellectual property is estimated based on management's judgments and assumptions or third party valuation models. These models requires the use of subjective inputs and assumptions such as expected useful lives, growth of existing customers, attrition of customers, future margins and expenses, discount rates, and future revenue growth. These inputs and assumptions can be inherently uncertain and can significantly affect the outcome of the estimates and analysis. We amortize our definite-lived intangible assets on a straight-line basis over the estimated useful lives of the assets. Our definite-lived intangible assets have estimated used lives of between 14 and 30 years. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review.

Goodwill and Indefinite-Lived Intangible Assets – Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Indefinite-lived intangible assets consist of trademarks and trade names. The fair value of trademarks and trade names is estimated based on management's judgments and assumptions or third party valuations. These models require the use of subjective inputs such as royalty rate, discount rate, and terminal value.

Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant.

To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the reporting unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets.

We performed a qualitative assessment as of December 31, 2022 to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included macro-industry trends, market participant considerations, historical profitability, including free cash flows, and forecasted multi-year operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

Contingent Consideration – As part of a business combination, we agreed to issue shares of the Company's common stock based on certain milestones in accordance with the acquisition agreement. This contingent consideration is valued at fair value on the acquisition date and is included in goodwill and additional paid-in capital on the consolidated balance sheets.

The fair value of the contingent consideration was determined using the Option Pricing Method through a Monte Carlo simulation, as this model is appropriate for contingent considerations for which the payoff structure is nonlinear. The use of this model requires the input of subjective inputs and assumptions such as: future earnings, the expected volatility of future earnings, risk-free rate, discount rate, and future stock performance. These inputs and assumptions can be inherently uncertain and can significantly affect the outcome of the estimates and analysis.

New Accounting Pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification.

We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Commodity Price Risk

We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure.

Interest Rate Risk

We are exposed to changes in interest rates related to our outstanding debt. As of December 31, 2022, we had an outstanding balance of $71.0 million. For each one percentage point increase in the interest rate applicable to our outstanding debt, our annual income before taxes would decrease by approximately $0.7 million.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	32
Consolidated Balance Sheets	34
Consolidated Statements of Income	35
Consolidated Statements of Stockholders' Equity	36
Consolidated Statements of Cash Flows	37
Notes to Consolidated Financial Statements	38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AAON, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory – manual inventory adjustments
As described in Note 2 to the financial statements, the Company reports inventory using the first in, first out ("FIFO") method, which involves manual adjustments recorded to the general ledger such as inventory variance, inventory allowance and labor and overhead adjustments, which had the potential to be larger or require more judgment during the year ended December 31, 2022, where the Company experienced changes in the prices of certain raw materials due to the COVID-19 pandemic, as well as supply chain challenges. These manual adjustments have been identified as a critical audit matter.

The principal considerations for our determination such manual inventory adjustments are a critical audit matter are these manual adjustments require substantial use of management estimates and require the Company to have effective inventory valuation processes. Significant management judgments and estimates utilized to determine manual inventory adjustments are subject to estimation uncertainty and require significant auditor subjectivity in evaluating the reasonableness of those judgments and estimates.

Our audit procedures related to the manual inventory adjustments included the following, among others.

- We tested the design and operating effectiveness of controls over inventory valuation, including the standard cost updates in the accounting system and the completeness and accuracy of the inputs to the inventory variance calculation and any related adjustments.

- We recalculated the Company's standard costing of inventory which approximated FIFO by obtaining FIFO buildups and inspected underlying documents for a sample of raw materials.
- We assessed the reasonableness of management's inventory reserve by recalculating the reserve using management's inputs.
- We tested labor and overhead rate changes by recalculating the rates used and tested any adjustments recorded to the general ledger.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2004.

Tulsa, Oklahoma
February 27, 2023

AAON, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,	
	2022	**2021**
Assets	*(in thousands, except share and per share data)*	
Current assets:		
Cash and cash equivalents	$ 5,451	$ 2,859
Restricted cash	498	628
Accounts receivable, net of allowance for credit losses of $477 and $549, respectively	127,158	70,780
Income tax receivable	—	5,723
Inventories, net	198,939	130,270
Contract assets	15,151	5,749
Prepaid expenses and other	1,919	2,071
Total current assets	349,116	218,080
Property, plant and equipment:		
Land	8,537	5,016
Buildings	169,156	135,861
Machinery and equipment	342,045	318,259
Furniture and fixtures	30,033	23,072
Total property, plant and equipment	549,771	482,208
Less: Accumulated depreciation	245,026	224,146
Property, plant and equipment, net	304,745	258,062
Intangible assets, net	64,606	70,121
Goodwill	81,892	85,727
Right of use assets	7,123	16,974
Other long-term assets	6,421	1,216
Total assets	$ 813,903	$ 650,180
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 45,513	$ 29,020
Accrued liabilities	78,630	50,206
Contract liabilities	21,424	7,542
Total current liabilities	145,567	86,768
Revolving credit facility, long-term	71,004	40,000
Deferred tax liabilities	18,661	31,993
Other long-term liabilities	11,508	18,843
New market tax credit obligation (a)	6,449	6,406
Commitments and contingencies (Note 18)		
Stockholders' equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $.004 par value, 100,000,000 shares authorized, 53,425,184 and 52,527,985 issued and outstanding at December 31, 2022 and 2021, respectively	214	210
Additional paid-in capital	98,735	81,654
Retained earnings	461,765	384,306
Total stockholders' equity	560,714	466,170
Total liabilities and stockholders' equity	$ 813,903	$ 650,180

(a) Held by variable interest entities (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands, except share and per share data)		
Net sales	$ 888,788	$ 534,517	$ 514,551
Cost of sales	651,216	396,687	358,702
Gross profit	237,572	137,830	155,849
Selling, general and administrative expenses	110,823	68,598	60,491
Gain on disposal of assets and insurance recoveries	(12)	(21)	(6,478)
Income from operations	126,761	69,253	101,836
Interest (expense) income, net	(2,627)	(132)	88
Other income, net	399	61	51
Income before taxes	124,533	69,182	101,975
Income tax provision	24,157	10,424	22,966
Net income	$ 100,376	$ 58,758	$ 79,009
Earnings per share:			
Basic	$ 1.89	$ 1.12	$ 1.51
Diluted	$ 1.86	$ 1.09	$ 1.49
Cash dividends declared per common share:	$ 0.43	$ 0.38	$ 0.38
Weighted average shares outstanding:			
Basic	53,054,986	52,404,199	52,168,679
Diluted	54,097,072	53,728,989	53,061,169

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
			(in thousands)		
Balance at December 31, 2019	52,079	$ 208	$ 3,631	$ 286,301	$ 290,140
Net income	—	—	—	79,009	79,009
Stock options exercised and restricted stock awards granted	712	3	21,415	—	21,418
Share-based compensation	—	—	11,342	—	11,342
Stock repurchased and retired	(566)	(2)	(31,227)	—	(31,229)
Dividends	—	—	—	(19,815)	(19,815)
Balance at December 31, 2020	52,225	209	5,161	345,495	350,865
Net income	—	—	—	58,758	58,758
Stock options exercised and restricted stock awards granted	623	2	21,146	—	21,148
Share-based compensation	—	—	11,812	—	11,812
Stock repurchased and retired	(320)	(1)	(22,465)	—	(22,466)
Contingent consideration (Note 4)	—	—	66,000	—	66,000
Dividends	—	—	—	(19,947)	(19,947)
Balance at December 31, 2021	52,528	210	81,654	384,306	466,170
Net income	—	—	—	100,376	100,376
Stock options exercised and restricted stock awards granted	1,140	5	23,135	—	23,140
Share-based compensation	—	—	13,700	—	13,700
Stock repurchased and retired	(243)	(1)	(13,754)	—	(13,755)
Contingent consideration (Note 4)	—	—	(6,000)	—	(6,000)
Dividends	—	—	—	(22,917)	(22,917)
Balance at December 31, 2022	53,425	$ 214	$ 98,735	$ 461,765	$ 560,714

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2022	**2021**	**2020**
Operating Activities	*(in thousands)*		
Net income	$ 100,376	$ 58,758	$ 79,009
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	35,106	30,343	25,634
Amortization of debt issuance costs	43	43	43
Amortization of right of use assets	324	73	—
Provision for credit losses on accounts receivable, net of adjustments	(72)	43	153
Provision for excess and obsolete inventories	2,740	629	1,108
Share-based compensation	13,700	11,812	11,342
Gain on disposition of assets and insurance recoveries	(12)	(21)	(6,478)
Foreign currency transaction loss (gain)	41	(1)	(12)
Interest income on note receivable	(22)	(24)	(24)
Deferred income taxes	(13,332)	3,669	13,027
Changes in assets and liabilities:			
Accounts receivable	(56,306)	(9,737)	19,859
Income taxes	18,195	(1,136)	(3,815)
Inventories	(71,409)	(45,955)	(9,726)
Contract assets	(9,402)	1,886	—
Prepaid expenses and other long-term assets	(2,367)	1,374	(2,364)
Accounts payable	11,574	10,899	(2,155)
Contract liabilities	13,882	(229)	—
Extended warranties	1,314	447	1,010
Accrued liabilities and other long-term liabilities	16,945	(1,690)	2,203
Net cash provided by operating activities	61,318	61,183	128,814
Investing Activities			
Capital expenditures	(54,024)	(55,362)	(67,802)
Cash paid for building (Note 4)	(22,000)	—	—
Cash paid in business combination, net of cash acquired	(249)	(103,430)	—
Proceeds from sale of property, plant and equipment	12	19	60
Insurance proceeds	—	—	6,417
Principal payments from note receivable	48	54	52
Net cash used in investing activities	(76,213)	(158,719)	(61,273)
Financing Activities			
Borrowings under revolving credit facility	225,758	40,000	—
Payments under revolving credit facility	(194,754)	—	—
Principal payments on financing lease	(115)	—	—
Stock options exercised	23,140	21,148	21,418
Repurchase of stock	(12,737)	(20,876)	(30,060)
Employee taxes paid by withholding shares	(1,018)	(1,590)	(1,169)
Dividends paid to stockholders	(22,917)	(19,947)	(19,815)
Net cash provided by (used in) financing activities	17,357	18,735	(29,626)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,462	(78,801)	37,915
Cash, cash equivalents and restricted cash, beginning of year	3,487	82,288	44,373
Cash, cash equivalents and restricted cash, end of year	$ 5,949	$ 3,487	$ 82,288

The accompanying notes are an integral part of these consolidated financial statements.

AAON, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2022

1. Business Description

AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation, AAON Coil Products, Inc., a Texas corporation, and BasX, Inc., an Oregon corporation (collectively, the “Company”). The consolidated financial statements include our accounts and the accounts of our subsidiaries.

We are engaged in the engineering, manufacturing, marketing, and sale of premium air conditioning and heating equipment consisting of standard, semi-custom, and custom rooftop units, data centers cooling solutions, cleanroom systems, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils, and controls.

Impact of COVID-19 Pandemic

The magnitude of the impact of the COVID-19 pandemic remains unpredictable and could unfavorably impact our business. However, the direct effects of the COVID-19 pandemic has had no significant impact on our planned cash outflows for raw materials, dividend payments, or capital expenditures.

Although future disruptions and costs are expected to be temporary, there is still significant uncertainty around the duration and overall impacts to our business operations. We are continually monitoring the progression of the pandemic, including new COVID-19 variants, and their potential effect on our consolidated financial position, results of operations and cash flows.

Inflation and Labor Market

In late 2021 and throughout 2022, we have witnessed increases in our raw material and component prices. Due to our favorable liquidity position, we continue to make strategic purchases of materials when we see opportunities. We continue to manage the increase in the cost of raw materials through price increases for our products. We have also experienced supply chain challenges related to specific manufacturing parts, which we have managed through our strong vendor relationships as well as expanding our list of vendors.

Additionally, we continue to experience challenges in a tight labor market, especially the hiring of both skilled and unskilled production labor. We have implemented the following wage increases to remain competitive and to attract and retain employees:

- In March 2021, we awarded annual merit raises for an overall 5.0% increase to wages.
- In July 2021, we increased starting wages for our production workforce by 7.0%.
- In October 2021, we implemented a cost of living increase of 3.5% in place for all employees below our Senior Leadership Team ("SLT") which consists of officers and key members of management.
- In March 2022, we awarded annual merit raises for an overall 3.0% increase to wages.
- In October 2022, we implemented a cost of living increase of 3.5% in place for all employees below the SLT level.

We will continue to implement human resource initiatives to retain and attract labor to further improve productivity and production efficiencies.

Despite efforts to mitigate the impact of inflation, supply chain issues and the tight labor market, future disruptions, while temporary, could negatively impact our consolidated financial position, results of operations and cash flows.

First Quarter 2021 Planned Maintenance and Adverse Weather

During the fourth quarter of 2020, we made the strategic decision to shut down our Tulsa, OK and Longview, TX manufacturing facilities to perform planned and necessary maintenance during the last week of December 2020 as well several days in early January 2021.

In February 2021, record-breaking winter storms affected Oklahoma and Texas, causing sustained below freezing temperatures, hazardous driving conditions, rolling blackouts, water main breaks, and a host of other weather related issues. In addition to significant absenteeism as a result of employees being unable to travel to and from work due to inadequate transportation and/or hazardous road conditions, the Company made the decision to shut down the Tulsa, OK and Longview, TX plants for several days. This decision was based on the expected employee absenteeism as well as the expected rolling blackouts caused by the increased demand on the electrical and natural gas power grids.

WH Series and WV Series Water Source Heat Pump Units

As part of the normal course of business, management is continually monitoring the profitability of the Company's various product series offerings. During the third quarter of 2022, management made the decision to no longer produce our small packaged geothermal/water-source heat pump units consisting of the WH Series horizontal configuration and WV Series vertical configuration, from one-half to 12 1/2 tons ("WH/WV"). These WH/WV units are produced solely out of the AAON Oklahoma facility. Production of the remaining WH/WV backlog is expected to continue through the first quarter of 2023.

A majority of the long-lived assets used in the production of these units will be immediately reallocated to other product production, providing us additional manufacturing capacity with minimal costs. The workforce from the these production lines will also be reallocated to other product production lines. Management has identified some related components and parts that cannot be used in other products or sold through our parts business; therefore, we have increased our provision for excess and obsolete inventory (Note 7), within cost of sales on our consolidated statements of income, by approximately $1.2 million during the year ended December 31, 2022.

Change in Estimate

During the first quarter of 2022, a review of the Company's useful lives for certain sheet metal manufacturing equipment at our Longview, Texas facilities resulted in a change in estimate that increased the useful lives from between ten and twelve years to fifteen years. This determination was based on recent and estimated future production levels as well as management's knowledge of the equipment and historical and future use of the equipment. The change in estimate was made prospectively and resulted in a decrease to depreciation expense within cost of sales on our consolidated statements of income of $1.8 million during the year ended December 31, 2022.

We do not believe the impact of these events had a material adverse effect on our consolidated financial position, results of operations and cash flows.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.

Our financial statements consolidate all of our affiliated entities in which we have a controlling financial interest. Because we hold certain rights that give us the power to direct the activities of two variable interest entities ("VIEs") (Note 17) that most significantly impact the VIEs economic performance, combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, we have a controlling financial interest in those VIEs.

On December 10, 2021, we closed on the acquisition of all of the issued and outstanding equity ownership of BasX, LLC, doing business as BASX Solutions. (Note 4). On December 29, 2021, BasX, LLC converted to a C-Corporation, BasX, Inc. ("BASX"), and is subject to income tax. We have included the results of BASX's operations in our consolidated financial statements beginning December 11, 2021.

Cash and Cash Equivalents

We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds.

The Company's cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected.

Restricted Cash

Restricted cash held at December 31, 2022 and December 31, 2021 consists of bank deposits and highly liquid, interest-bearing money market funds held for the purpose of the Company's qualified New Markets Tax Credit program (Note 17) to benefit an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations.

The Company's restricted cash is held in a financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected.

Accounts and Note Receivable

Accounts and note receivable are stated at amounts due from customers, net of an allowance for credit losses. We generally do not require that our customers provide collateral; however, our billings and customer payment terms can vary based on product type as a way to manage collections risk. The Company determines its allowance for credit losses by considering a number of factors, including the credit risk of specific customers, the customer's ability to pay current obligations, historical trends, economic and market conditions, and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past due accounts are generally written-off against the allowance for credit losses only after all collection attempts have been exhausted.

Concentration of Credit Risk

Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 3.1%, 3.0%, and 2.0% of revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

One customer, Texas AirSystems LLC, accounted for more than 10.0% of our sales during 2022, 2021, and 2020. No other customer accounted for more than 10.0% of our sales during 2022, 2021, and 2020. One customer, Texas AirSystems LLC, accounted for more than 10.0% of our accounts receivable balance at December 31, 2022. No customers accounted for more than 10.0% of our accounts receivable balance at December 31, 2021.

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out ("FIFO") or average cost method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts.

Property, Plant and Equipment

Property, plant, and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation; except for property, plant, and equipment acquired in a business combination which is recorded at fair value. Repairs and maintenance and any gains or losses on disposition are included in operations.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and leasehold improvements	3 - 40 years
Machinery and equipment	3 - 20 years
Furniture and fixtures	3 - 15 years

On April 22, 2020, our plant and office facilities in Tulsa, Oklahoma experienced hail related weather damage and we filed a property insurance claim which carried a $500,000 deductible. We did not experience any significant structural damage or any operational interruption as a result of this weather event. In November 2020, we reached a final settlement with our insurance carrier, resulting in a net cumulative gain of $6.4 million, which is included in the consolidated statements of income. The received proceeds were used to make improvements to the current roof at our plant and office facilities in Tulsa, Oklahoma to extend the overall useful life.

In January 2023, we purchased additional real property and improvements for our AAON Coil Products operations in Longview, Texas for $3.6 million. This additional property consists of 64,000 square feet of warehouse space that will enable the continued growth of our AAON Coil Products operations.

Business Combinations

The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The acquisition date fair value of the consideration transferred, including the fair value of any contingent consideration, is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the acquisition date fair value of the consideration transferred exceeds the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill. The Company may adjust the preliminary purchase price allocation, as necessary, as it obtains more information regarding asset valuations and liabilities assumed that existed but were not available at the acquisition date, which is generally up to one year after the acquisition closing date. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred.

Fair Value Financial Instruments and Measurements

The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company's revolving line of credit, and other payables, approximate their fair values either due to their short term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels:

- Level 1: Quoted prices in active markets for identical assets and liabilities that we have the ability to access at the measurement date.
- Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means.
- Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. Items categorized in Level 3 include the estimated fair values of

property, plant and equipment, intangible assets, contingent consideration, and goodwill acquired in a business combination.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability.

Definite-Lived Intangible Assets

Our definite-lived intangible assets include various trademarks, service marks, and technical knowledge acquired in business combinations (Note 4). We amortize our definite-lived intangible assets on a straight-line basis over the estimated useful lives of the assets. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review.

Amortization is computed using the straight-line method over the following estimated useful lives:

Intellectual property	30 years
Customer relationships	14 years

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Indefinite-lived intangible assets consist of trademarks and trade names and are also subject to at least annual impairment testing. Goodwill and indefinite-lived intangible assets are not amortized, but instead are evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant.

To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit and indefinite-lived intangible assets exceeds their carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit and indefinite-lived assets does not exceed their carrying amount, we calculate the fair value for the reporting unit and indefinite-lived assets and compare the amount to their carrying amount. If the fair value of a reporting unit and indefinite-lived asset exceeds their carrying amount, the reporting unit and indefinite-lived assets are not considered impaired. If the carrying amount of the reporting unit and indefinite-lived assets exceeds their fair value, the reporting unit and indefinite-lived assets are considered to be impaired and the balance is reduced by the difference between the fair value and carrying amount of the reporting unit and indefinite-lived assets.

We performed a qualitative assessment as of December 31, 2022 to determine whether it was more likely than not that the fair value of the reporting unit and indefinite-lived assets was greater than the carrying value of the reporting unit and indefinite-lived assets. Based on these qualitative assessments, we determined that the fair value of the reporting unit and indefinite-lived assets was more likely than not greater than the carrying value of the reporting unit and indefinite-lived assets.

Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual impairment assessment included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. A considerable amount of management judgment and assumptions are required in performing the impairment tests.

The changes in the carrying amount of goodwill were as follows:

| | Years Ended December 31, | |
	2022	2021
	(in thousands)	
Balance, beginning of period	$ 85,727	$ 3,229
Additions due to acquisitions (Note 4)	—	82,498
Decreases due to acquisition adjustments (Note 4)	(3,835)	—
Balance, end of period	81,892	85,727

Contingent Consideration

As part of a business combination, we agreed to issue shares of the Company's common stock based on certain milestones in accordance with the acquisition agreement. This contingent consideration is valued at fair value on the acquisition date and is included in additional paid-in capital on the consolidated balance sheets.

Impairment of Long-Lived Assets

We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management's judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value.

Research and Development

The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2022, 2021, and 2020 research and development costs amounted to approximately $46.8 million, $16.6 million, and $17.4 million, respectively. The significant increase for the year ended December 31, 2022 was related to the inclusion of a full year of operations of BASX (Note 4), as well as our commitment to product performance and innovation.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2022, 2021, and 2020 was approximately $2.4 million, $1.6 million, and $0.8 million, respectively.

Shipping and Handling

We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2022, 2021, and 2020 shipping and handling fees amounted to approximately $24.4 million, $14.4 million, and $14.3 million, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized.

Share-Based Compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company's share-based compensation plans provide for the granting of stock options, restricted stock, and performance stock units ("PSUs"). In conjunction with the acquisition of BASX (Note 4), we awarded performance awards to key employees ("Key Employee Awards") of BASX.

The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The fair value of the PSUs is estimated on the date of grant using the Monte Carlo Model. The use of the Black-Scholes-Merton option valuation model and the Monte Carlo Model requires the input of subjective assumptions such as: the expected volatility, the expected term of the grant, expected market performance, risk-free rate, and expected dividend yield for stock options. The fair value of restricted stock awards and Key Employee Awards is based on the fair market value of AAON common stock on the respective grant dates. The fair value of restricted stock awards is reduced for the present value of dividends. The Key Employee Awards do not accrue dividends.

Share-based compensation expense is recognized on a straight-line basis over the service period of the related share-based compensation award. Historically, stock options and restricted stock awards, granted to employees, vested at a rate of 20% per year. Restricted stock awards granted to directors historically vest over the shorter of directors' remaining elected term or one-third each year. Beginning March 2021, all new grants of stock options and restricted stock awards granted to employees, vest at a rate of 33.3% per year. Forfeitures are accounted for as they occur.

Historically, if the employee or director is retirement eligible (as defined by the Long Term Incentive Plans) or becomes retirement eligible during service period of the related share-based compensation award, the service period is the lesser of 1) the grant date, if retirement eligible on grant date, or 2) the period between grant date and retirement eligible date. All share-based compensation awards granted on or after March 1, 2020 to retirement eligible employees or directors contain a one-year employment requirement (minimum service period) or the entire award is forfeited. Forfeitures are accounted for as they occur.

The PSUs cliff vest at the end of their respective service period. Share-based compensation expense is recognized on a straight-line basis over the service period of PSUs. The PSUs are subject to several service and market conditions, as defined by the PSU agreement, which allows the holder to retain a pro-rata amount of awards as a result of certain termination conditions, retirement, change in common control, or death. Forfeitures are accounted for as they occur.

The Key Employee Awards cliff vest on December 31, 2023. Share-based compensation expense is recognized on a straight-line basis over the service period of the Key Employee Awards when it is probable that the performance conditions will be satisfied. The Key Employee Awards are subject to several service and performance conditions, as defined by the Key Employee Award agreement, which allows the holder to retain an amount of the awards as a result of certain termination conditions or change in common control. Forfeitures are accounted for as they occur.

Derivative Instruments

In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes.

Revenue Recognition

Due to the highly customized nature of many of the Company's products and each product not having an alternative use to the Company without significant costs to the Company, the Company recognizes revenue over time as progress is made toward satisfying the performance obligations of each contract. The Company has formal cancellation policies and generally does not accept returns on these units. As a result, many of the Company's products do not have an alternative use and therefore, for these products we recognize revenue over the time it takes to produce the unit.

Contract costs include direct materials, direct labor, installation, freight and delivery, commissions and royalties. Other costs not related to contract performance, such as indirect labor and materials, small tools and supplies, operating expenses, field rework and back charges are charged to expense as incurred. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income, and are estimated and recognized by the Company throughout the life of the contract. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of billings is shown as a contract asset within our consolidated balance sheets, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a contract liability within out consolidated balance sheets.

For all other products that are part sales or standardized units, the Company recognizes revenue, presented net of sales tax, when it satisfies the performance obligation in its contracts. As the primary performance obligation in such a contract is delivery of the requested manufactured equipment, we satisfy the performance obligation when the control is passed to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders.

Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates.

Historically, sales of our products were moderately seasonal with the peak period being May-October of each year due to timing of construction projects being directly related to warmer weather. However, in recent years, given the increases in demand of our product and increases in our backlog, sales has become more constant throughout the year.

Product Warranties

A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year.

The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period.

Representatives and Third Party Products

We are responsible for billings and collections resulting from all sales transactions, including those initiated by our independent manufacturer representatives ("Representatives"). Representatives are national companies that are in the business of providing heating, ventilation, and air conditioning ("HVAC") units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. These other related products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit ("Third Party Products"). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit ("minimum sales price"), but do not control the total order price that is negotiated by the Representative with the end user customer. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives' fee and amounts due for additional products and services required by the customer. The Company is considered the principal for the equipment we design and manufacture and records that revenue gross. The Company has no control over the Third Party Products to the end customer and the Company is under no obligation related to the Third Party Products. Amounts related to Third Party Products are not recognized as revenue but are recorded as a liability and are included in accrued liabilities on the consolidated balance sheets.

The Representatives' fee and Third Party Products amounts ("Due to Representatives") are paid only after all amounts associated with the order are collected from the customer. The amount of payments to our Representatives was $39.1 million, $43.9 million, and $50.0 million for each of the years ended December 31, 2022, 2021, and 2020, respectively.

Insurance Reserves

Under the Company's insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers' compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company's estimates of the aggregate liabilities for the claims incurred.

Leases

New leases entered into by the Company are assessed at lease inception for proper lease classification. At December 31, 2022, all of our leases are classified as operating leases.

We have entered into various short-term operating leases with an initial term of twelve months or less. These leases are not recorded on our consolidated balance sheets as of December 31, 2022 and 2021, and the rent expense for these short-term leases is not significant.

As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Our incremental borrowing rate represents the interest rate which we would pay to borrow, on a collateralized basis, an amount equal to the lease payments over a similar term in a similar economic environment.

Expense related to these leases is recognized on straight-line basis over the lease term. Certain of our leases contain escalating lease payments based on predefined increases. Most leases contain options to renew or terminate. Right-of-use assets and lease liabilities reflect only the options which the Company is reasonably certain to exercise.

The Company's leases generally require us to pay for insurance, taxes, utilities, and other operating costs. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position, and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, inventory valuation, inventory reserves, warranty accrual, workers' compensation accrual, medical insurance accrual, income taxes, useful lives of property, plant, and equipment, estimated future use of leased property, share-based compensation, business combinations, revenue percentage of completion and estimated costs to complete. Actual results could differ materially from those estimates.

3. Revenue Recognition

The following tables show disaggregated net sales by reportable segment (Note 22) by major source, net of intercompany sales eliminations.

	AAON Oklahoma	AAON Coil Products	BASX[1]	Total
	Year Ended December 31, 2022			
	(in thousands)			
Rooftop Units	$ 579,363	$ —	$ —	$ 579,363
Condensing Units	302	46,287	—	46,589
Air Handlers	—	47,442	14,434	61,876
Outdoor Mechanical Rooms	612	855	—	1,467
Cleanroom Systems	—	—	47,020	47,020
Data Center Cooling Solutions	—	—	53,522	53,522
Water-Source Heat Pumps	11,529	8,797	—	20,326
Part Sales	52,927	—	671	53,598
Other	19,112	3,909	2,006	25,027
	$ 663,845	$ 107,290	$ 117,653	$ 888,788

	AAON Oklahoma	AAON Coil Products	BASX[1]	Total
	Year Ended December 31, 2021			
	(in thousands)			
Rooftop Units	$ 398,461	$ —	—	$ 398,461
Condensing Units	762	25,989	—	26,751
Air Handlers	—	26,589	95	26,684
Outdoor Mechanical Rooms	820	464	—	1,284
Cleanroom Systems	—	—	2,288	2,288
Data Center Cooling Solutions	—	—	1,688	1,688
Water-Source Heat Pumps	10,831	10,343	—	21,174
Part Sales	41,127	1	—	41,128
Other	11,844	3,203	12	15,059
	$ 463,845	$ 66,589	$ 4,083	$ 534,517

	AAON Oklahoma	AAON Coil Products	BASX[1]	Total
	Year Ended December 31, 2020			
	(in thousands)			
Rooftop Units	$ 400,946	$ —	—	$ 400,946
Condensing Units	900	20,249	—	21,149
Air Handlers	—	23,931	—	23,931
Outdoor Mechanical Rooms	2,355	487	—	2,842
Water-Source Heat Pumps	10,663	8,390	—	19,053
Part Sales	32,561	—	—	32,561
Other	11,532	2,537	—	14,069
	$ 458,957	$ 55,594	—	$ 514,551

[1] BASX was acquired by the Company on December 10, 2021, as such, the only applicable periods presented for BASX is the year ended December 31, 2022 and December 11, 2021 through December 31, 2021.

Other sales include freight, extended warranties and miscellaneous revenue.

4. Business Combination

On November 18, 2021, the Company entered into a membership interest purchase agreement (the "MIPA Agreement") to acquire of all of the issued and outstanding equity ownership of BasX, LLC, an Oregon limited liability company, doing business as BASX Solutions. We closed this transaction on December 10, 2021 for a purchase price of (i) $100.0 million payable in cash (not including working capital adjustments), and (ii) up to $80.0 million in the aggregate of contingent consideration payable in shares of the Company's stock, par value $0.004 per share (the "Shares").

The $80.0 million of contingent consideration payable consists of $78.0 million payable to the former owners of BasX, LLC and $2.0 million payable to key employees of BasX, LLC whom are now employed by the Company. The potential future issuance of the Shares is contingent upon BASX meeting certain post-closing earn-out milestones during each of 2021, 2022, and 2023 under the terms of the MIPA Agreement (Note 16). The Company funded the acquisition cash portion of the purchase price and related transaction costs with cash on hand.

Additionally, as a condition to closing, the Company entered into a real estate purchase agreement with BasX Properties, LLC, an affiliate of BasX, LLC, to acquire the principal real property and improvements utilized by BASX for an additional $22.0 million, subject to customary closing conditions and adjustments. The Company closed this real estate transaction on May 31, 2022, which terminated the related lease (Note 5).

We incurred $4.4 million in transaction fees related to the acquisition which are included in selling, general, and administrative expenses on our consolidated statement of income for the year ended December 31, 2021. We have included the results of BASX's operations in our consolidated financial statements beginning December 11, 2021.

We applied pushdown accounting, allowable under ASC 805 "Business Combinations," to "pushdown" our stepped-up basis in the assets acquired and liabilities assumed to BASX's subsidiary financial statements. The decision to apply pushdown accounting is irrevocable. Goodwill was calculated and recognized consistent with acquisition accounting, resulting in the pushdown of $78.7 million in goodwill as of December 31, 2022.

The following table presents the allocation of the consideration paid to the assets acquired and liabilities assumed in the acquisition described above, which was still preliminary at December 31, 2021. The revisions indicated below were recorded during the first quarter of 2022. The revisions were the result of updates to our preliminary estimates and third party valuation models. The impact of such revisions on consolidated net income were not significant.

	Final Allocation		Estimated Allocation as of December 31, 2021		Revisions	
	(in thousands)					
Accounts receivable	13,699	$	13,699	$	—	
Inventories	2,725		2,725		—	
Contract assets	7,635		7,635		—	
Prepaid expenses and other	341		341		—	
Property, plant and equipment	15,611		15,611		—	
Right of use assets	13,169		13,169		—	
Intangible assets	68,413		70,329		(1,916)	
Goodwill	78,663		82,498		(3,835)	
Accounts payable	(9,388)		(9,388)		—	
Accrued liabilities	(3,807)		(3,807)		—	
Contract liabilities	(7,771)		(7,771)		—	
Lease liabilities	(15,611)		(15,611)		—	
Contingent Consideration - shares of AAON	(60,000)		(66,000)		6,000	
Consideration paid	$ 103,679	$	103,430	$	249	

The Company recognized the following definite and indefinite-lived intangible assets as part of the acquisition:

	Final Allocation		Estimated Allocation as of December 31, 2021		Revisions	
	(in thousands)					
Definite-lived intangible assets						
Intellectual property	$ 6,295	$	6,479	$	(184)	
Customer relationships	47,547		48,684		(1,137)	
	53,842		55,163		(1,321)	
Indefinite-lived intangible assets						
Trademarks	14,571		15,166		(595)	
Total intangible assets acquired	$ 68,413	$	70,329	$	(1,916)	

Goodwill is the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill represents a premium paid to acquire the skilled workforce and expanded market opportunities. Goodwill of $47.1 million was tax deductible upon completion of the final allocation of consideration paid to the assets acquired and liabilities acquired. Future additional amounts of goodwill related to the contingent consideration may become tax deductible in the future if the earn out provisions of the MIPA are achieved.

Pro Forma Results of Operations (unaudited)

The operations of BASX have been included in our consolidated statements of income since the closing date on December 10, 2021. The following unaudited pro forma consolidated results of operations for the years ended December 31, 2021 and 2020 are presented as if the combination had been made on January 1, 2020.

	(unaudited)	
	Years ended December 31,	
	2021	**2020**
	(in thousands, except per share data)	
Revenues	$ 611,158	$ 562,563
Net income	63,491	80,507
Earnings per share:		
Basic	$ 1.21	$ 1.54
Dilutive	$ 1.18	$ 1.52

These unaudited pro forma results include adjustments necessary in connection with the acquisition.

The unaudited consolidated pro forma financial information was prepared in accordance with GAAP and is not necessarily indicative of the results of operations that would have occurred if the acquisition had been completed on the date indicated, nor is it indicative of the future operating results of the Company.

The unaudited pro forma results do not reflect events that either have occurred or may occur after the acquisition date, including, but not limited to, the anticipated realization of operating synergies in subsequent periods. These results also do not give effect to certain charges that the Company expects to incur in connection with the acquisition, including, but not limited to, additional professional fees and employee integration.

5. Leases

The Company has lease arrangements for certain administrative, manufacturing and warehousing facilities and equipment. Currently, all leases are classified as operating leases.

	Balance Sheet Classification	December 31,	
		2022	2021
		(in thousands)	
Right-of-use assets	Right of use assets	$ 7,123	$ 16,974
Current lease liability	Accrued liabilities	1,254	1,580
Noncurrent lease liability	Other long-term liabilities	5,993	15,467

Through the acquisition of BASX (Note 4), we acquired various leases for plant/office space and equipment, which were classified as operating leases. Through May 2022, BASX's manufacturing and office facility in Redmond, Oregon was leased from a related party (Note 21). On May 31, 2022, we completed the real estate transaction discussed in Note 4 and the associated operating lease was terminated.

Since 2018, the Company has leased the manufacturing, engineering and office space used by our operations in Parkville, Missouri. In October 2022, the Parkville, Missouri lease was amended to expand our manufacturing and office space from 51,000 square feet to 86,000 square feet. The amended lease will provide for 31,000 square feet of additional manufacturing and engineering space and for 4,000 square feet of additional office space. The amended lease extends the lease term through December 31, 2032.

In November 2022, the Company entered into a lease arrangement for additional storage facilities in Tulsa, Oklahoma to support our operations. The lease will add an additional 198,000 square feet to our operations. The lease term will expire October 31, 2025.

In June 2022, the Company entered into a lease agreement for land and facilities in Tulsa, Oklahoma to support our manufacturing operations. This lease was classified as a finance lease as the Company had the option to and was reasonably certain to purchase the underlying assets in 2023. However, during the third quarter of 2022, it was determined that the Company would no longer purchase the land or facility and terminate the lease due to unforeseen facility structural issues. We vacated the property and cancelled the lease at the end of 2022.

6. Accounts Receivable

Accounts receivable and the related allowance for credit losses are as follows:

| | December 31, | |
	2022	2021
	(in thousands)	
Accounts receivable	$ 127,635	$ 71,329
Less: Allowance for credit losses	(477)	(549)
Total, net	$ 127,158	$ 70,780

| | Years Ended December 31, | | |
	2022	2021	2020
Allowance for credit losses:	(in thousands)		
Balance, beginning of period	$ 549	$ 506	$ 353
Provisions for expected credit losses, net of adjustments	359	43	153
Accounts receivable written off, net of recoveries	(431)	—	—
Balance, end of period	$ 477	$ 549	$ 506

7. Inventories

The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows:

| | December 31, | |
	2022	2021
	(in thousands)	
Raw materials	$ 194,159	$ 124,480
Work in process	3,501	3,049
Finished goods	5,806	4,528
	203,466	132,057
Less: Allowance for excess and obsolete inventories	(4,527)	(1,787)
Total, net	$ 198,939	$ 130,270

| | Years Ended December 31, | | |
	2022	2021	2020
Allowance for excess and obsolete inventories:	(in thousands)		
Balance, beginning of period	$ 1,787	$ 3,261	$ 2,644
Provisions for excess and obsolete inventories	2,852	629	1,108
Inventories written off	(112)	(2,103)	(491)
Balance, end of period	$ 4,527	$ 1,787	$ 3,261

During the third quarter of 2022, we made the decision to no longer produce our small packaged geothermal/water-source heat pump units consisting of the WH Series horizontal configuration and WV Series vertical configuration (Note 1). Some related components and parts cannot be used in other products or sold through our parts business. As a result, we increased our provision for excess and obsolete inventory, within cost of sales on our consolidated statements of income, by approximately $1.2 million during the year ended December 31, 2022.

8. Intangible Assets

Our intangible assets consist of the following:

	December 31,	
	2022	**2021**
Definite-lived intangible assets	*(in thousands)*	
Intellectual property	$ 6,295	$ 6,479
Customer relationships	47,547	48,684
Less: Accumulated amortization	(3,807)	(208)
Total, net	50,035	54,955
Indefinite-lived intangible assets		
Trademarks	14,571	15,166
Total intangible assets, net	$ 64,606	$ 70,121

Amortization expense recorded in cost of sales is as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Amortization expense	$ 3,599	$ 246	$ 234

Excluding the impact of any future acquisitions, the Company anticipates amortization expense to be approximately $3.6 million for each of the years ended 2023 through 2027.

9. Supplemental Cash Flow Information

	Years Ended December 31,		
	2022	**2021**	**2020**
Supplemental disclosures:	*(in thousands)*		
Interest paid	$ 2,412	$ —	$ —
Income taxes paid, net	19,293	7,891	13,754
Non-cash investing and financing activities:			
Non-cash capital expenditures	1,919	(3,714)	2,843

10. Warranties

The Company has product warranties with various terms from one year from the date of first use or 18 months for parts, data center cooling solutions, and cleanroom systems to 25 years for certain heat exchangers. The Company has an obligation to replace parts if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products, and any known identifiable warranty issues.

Changes in the warranty accrual are as follows:

		Years Ended December 31,				
		2022		2021		2020
Warranty accrual:		*(in thousands)*				
Balance, beginning of period	$	13,769	$	13,522	$	12,652
Payments made		(6,584)		(6,734)		(5,751)
Provisions		8,497		6,351		6,621
Assumed in business combination (Note 4)		—		630		—
Balance, end of period	$	15,682	$	13,769	$	13,522
Warranty expense:	$	8,497	$	6,351	$	6,621

11. Accrued Liabilities and Other Long-Term Liabilities

Accrued liabilities were comprised of the following:

		December 31,		
		2022		**2021**
		(in thousands)		
Warranty	$	15,682	$	13,769
Due to representatives		15,545		7,995
Payroll		11,901		8,423
Profit sharing		5,451		1,489
Workers' compensation		367		308
Medical self-insurance		1,178		1,943
Customer prepayments		3,750		5,931
Donations, short-term		637		438
Accrued income taxes		12,472		—
Employee vacation time		6,329		4,362
Extended warranties, short-term		1,330		1,593
Lease liability, short-term		1,254		1,580
Other		2,734		2,375
Total	$	78,630	$	50,206

Other long-term liabilities were comprised of the following:

		December 31,		
		2022		**2021**
		(in thousands)		
Lease liability	$	5,993	$	15,467
Extended warranties		4,539		3,042
Donations and other		976		334
Total	$	11,508	$	18,843

12. Revolving Credit Facility

On November 24, 2021, we amended our revolving credit facility to provide for maximum borrowings of $100.0 million, with an option to increase to $200.0 million. On May 27, 2022, we amended our $100.0 million Amended and Restated Loan Agreement dated November 24, 2021 ("Revolver"), to provide for maximum borrowings of $200.0 million. As of December 31, 2022 and December 31, 2021, we had an outstanding balance under the Revolver of $71.0 million and $40.0 million, respectively. We had one standby letter of credit totaling $0.8 million as of December 31, 2022 and 2021, respectively. Borrowings available under the Revolver at December 31, 2022, were $128.2 million. The Revolver expires on May 27, 2027.

Any outstanding loans under the Revolver bear interest at the daily compounded secured overnight financing rate ("SOFR") plus the applicable margin. Applicable margin, ranging from 1.25% - 1.75%, is determined quarterly based on the Company's leverage ratio. The Company is also subject to letter of credit fees, ranging from 1.25% - 1.75%, and a commitment fee, ranging from 0.10% - 0.20%. The applicable fee percentage is determined quarterly based on the Company's leverage ratio. At December 31, 2022 and 2021, the weighted average interest rate of our Revolver was 3.0% and 1.3%, respectively. Fees associated with the unused portion of the committed amount are included in interest expense on our consolidated statements of income and were not material for the years ended December 31, 2022 and 2021, respectively.

If SOFR cannot be determined pursuant to the definition, as defined by the Revolver agreement, any outstanding effected loans will be deemed to have been converted into alternative base rate ("ABR") loans. ABR loans would bear interest at a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, or (c) daily simple SOFR for a one-month tenor in effect on such day plus 1.00%.

At December 31, 2022, we were in compliance with our financial covenants, as defined by the Revolver. These covenants require that we meet certain parameters related to our leverage ratio. At December 31, 2022, our leverage ratio was 0.46 to 1.0, which meets the requirement of not being above 3 to 1.

The previous revolving credit facility, prior to November 24, 2021, allowed for maximum borrowings of $30.0 million with an interest rate of LIBOR plus 2.0%. There were no fees associated with the unused portion of committed amounts under the previous revolving credit facility.

13. Income Taxes

The provision for income taxes consists of the following:

		Years Ended December 31,				
		2022		2021		2020
		(in thousands)				
Current	$	37,489	$	6,755	$	9,939
Deferred		(13,332)		3,669		13,027
Income tax provision	$	24,157	$	10,424	$	22,966

The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate before the provision for income taxes.

The reconciliation of the Federal statutory income tax rate to the effective income tax rate is as follows:

	Years Ended December 31,		
	2022	2021	2020
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of Federal benefit	4.1 %	1.8 %	5.3 %
Change in valuation allowance	— %	1.0 %	— %
Excess tax benefits related to share-based compensation (Note 14)	(2.4)%	(7.8)%	(3.2)%
Return to provision	(0.3)%	— %	0.1 %
Research and development tax credits	(2.1)%	(1.1)%	(0.9)%
Other	(0.9)%	0.2 %	0.2 %
Effective tax rate	19.4 %	15.1 %	22.5 %

On May 21, 2021, the State of Oklahoma enacted House Bill 2960, effectively reducing the corporate income tax rate in Oklahoma from 6% to 4%. This resulted in a benefit of $0.8 million included in the table above under State income taxes, net of Federal benefit, for the year ending December 31, 2021.

We earn investment tax credits from the state of Oklahoma's investment tax credit program. We use the flow-through method of accounting for the investment tax credits earned on eligible tangible asset expenditures. Under this method, the investment tax credits are recognized as a reduction to our Oklahoma income tax expense in the year they are used. As of December 31, 2022, we have credit carryforwards totaling $3.1 million that have estimated expirations starting in 2035.

We also earn research and development tax credits as defined under Section 41 of the Internal Revenue Code. To qualify for the research and development tax credits, we perform annual studies that identifies, documents, and supports eligible expenses related to qualified research and development activities. Eligible expenses include but are not limited to supplies, material and internal wages. With the addition of BASX in December 2021 (Note 4), we identified additional eligible expenses related to qualified research and development activities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2022	**2021**
	(in thousands)	
Deferred income tax assets (liabilities):		
Allowance for credit losses and inventory reserves	$ 1,337	$ 625
Warranty accrual	4,184	3,675
Other accruals	4,814	1,406
Share-based compensation	7,440	7,568
Research & development expenses	11,265	—
Oklahoma investment credit carryforward	3,115	3,404
Other, net	2,339	4,112
	34,494	20,790
Valuation allowance	(3,115)	(3,404)
Net deferred income tax assets	31,379	17,386
Property & equipment	(50,040)	(49,379)
Total deferred income tax liabilities	(50,040)	(49,379)
Net deferred income tax liabilities	$ (18,661)	$ (31,993)

In accordance with the 2017 Tax Cuts & Jobs Act, under Internal Revenue Code Section 174, research and development expenses incurred after December 31, 2021 are required to be capitalized and amortized over 5 years. The amortization requirements for tax purposes is a mid-year convention, meaning that the tax amortization is 10% in the year of acquisition, 20% in the following 4 years, and 10% in the final year. Estimated Section 174 research and developments costs for the year ended December 31, 2022 were $46.8 million. This resulted in a reduction of our deferred tax liability of approximately $11.3 million for the year ended December 31, 2022.

Realization of deferred tax assets, including the associated credit carryforwards, is dependent upon generating sufficient taxable income in the appropriate tax jurisdiction. We believe that it is more likely than not that we may not realize the benefit of our Oklahoma investment tax credit carryforward and, accordingly, have established a valuation allowance against this deferred tax asset.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions. These deductions can vary from year to year and, consequently, the amount of income taxes paid in future years will vary from the amounts paid in prior years.

We file income tax returns in the U.S., state and foreign income tax jurisdictions. We are subject to U.S. income tax examinations for the tax years 2018 to present, and to non-U.S. income tax examinations for the tax years 2017 to present. In addition, we are subject to state and local income tax examinations for tax years 2017 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense.

14. Share-Based Compensation

On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan (as amended, "LTIP") which provided an additional 3.3 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units, and performance awards. Under the LTIP, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant.

On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan ("2016 Plan") which provides for approximately 8.9 million shares, comprised of 3.4 million new shares provided for under the 2016 Plan, approximately 0.4 million shares that were available for issuance under the previous LTIP that are now authorized for issuance under the 2016 Plan, approximately 2.6 million shares that were approved by the stockholders on May 15, 2018, and an additional 2.5 million shares that were approved by the stockholders on May 12, 2020.

Under the 2016 Plan, shares can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the 2016 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The 2016 Plan is administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the "Committee"). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2016 Plan. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the 2016 Plan, establishes and revises rules and regulations relating to the 2016 Plan and makes any other determinations that it believes necessary for the administration of the 2016 Plan.

Options

The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during the years ended December 31, 2022, 2021, and 2020 using a Black Scholes-Merton Model:

	2022		2021		2020	
Directors and SLT[1]:						
Expected dividend yield	$	0.38	$	0.38	$	0.33
Expected volatility		36.07 %		35.78 %		31.63 %
Risk-free interest rate		2.31 %		0.51 %		0.64 %
Expected life (in years)		4.0		4.0		5.0
Employees:						
Expected dividend yield	$	0.39	$	0.38	$	0.32
Expected volatility		37.49 %		38.67 %		31.39 %
Risk-free interest rate		2.35 %		0.32 %		0.67 %
Expected life (in years)		3.0		3.0		5.0

[1] Senior Leadership Team ("SLT") consists of officers and key members of management.

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

The following is a summary of stock options vested and exercisable as of December 31, 2022:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$20.92 - 41.37	1,031,134	5.14	$ 36.60	$ 39,926
$42.42 - 54.20	247,535	7.03	44.68	7,583
$54.29 - 79.92	98,344	8.10	72.38	294
Total	1,377,013	5.69	$ 40.61	$ 47,803

A summary of option activity under the plans is as follows:

Options	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2021	3,365,469	$ 42.88
Granted	465,515	55.40
Exercised	(597,761)	38.71
Forfeited or Expired	(192,876)	49.56
Outstanding at December 31, 2022	3,040,347	$ 45.20
Exercisable at December 31, 2022	1,377,013	$ 40.61

The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2022 is $12.9 million and is expected to be recognized over a weighted-average period of 1.6 years.

The total intrinsic value of options exercised during the years ended December 31, 2022, 2021, and 2020 was $16.0 million, $22.6 million, and $15.5 million, respectively. The cash received from options exercised during the year ended December 31, 2022, 2021, and 2020 was $23.1 million, $21.1 million, and $21.4 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying consolidated statements of cash flows.

Restricted Stock

The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. At December 31, 2022, unrecognized compensation cost related to unvested restricted stock awards was approximately $4.4 million which is expected to be recognized over a weighted average period of 1.6 years.

A summary of the unvested restricted stock awards is as follows:

Restricted stock	Shares		Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	161,225	$	46.08
Granted	68,020		53.97
Vested	(72,936)		45.31
Forfeited	(11,483)		48.23
Unvested at December 31, 2022	144,826	$	50.00

PSUs

We have awarded performance restricted stock units ("PSUs") to certain officers and employees under our 2016 Plan. Unlike our restricted stock awards, these PSUs are not considered legally outstanding and do not accrue dividends during the vesting period. These PSUs vest based on the level of achievement with respect to the Company's total shareholder return ("TSR") benchmarked against similar companies included in the capital goods sector of the S&P Smallcap 600 Index. The TSR measurement period is three years. At the end of the measurement period, each award will be converted into AAON common stock at 0% to 200% of the PSUs held, depending on overall TSR as compared to the S&P SmallCap 600 Index benchmark companies.

The total pre-tax compensation cost related to unvested PSUs not yet recognized as of December 31, 2022 is $2.0 million and is expected to be recognized over a weighted average period of approximately 2.0 years.

The following weighted average assumptions were used to determine the fair value of the PSUs granted on the original grant date for expense recognition purposes for PSUs granted during the years ended December 31, 2022 and 2021, using a Monte Carlo Model:

	2022		2021	
Expected dividend rate	$	0.38	$	0.38
Expected volatility		37.60 %		39.10 %
Risk-free interest rate		2.00 %		0.28 %
Expected life (in years)		2.80		2.80

The expected term of the PSUs is based on their remaining performance period. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

A summary of the unvested PSUs is as follows:

	Shares		Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	16,851	$	87.78
Granted	50,839		44.74
Vested	—		—
Forfeited	(5,031)		62.14
Unvested at December 31, 2022[1]	62,659	$	54.92

[1] Consists of 14,817 PSUs cliff vesting December 31, 2024 and 47,842 PSUs cliff vesting December 31, 2025.

Key Employee Awards

Subject to the MIPA Agreement (Note 4), the Company granted awards to key employees of BASX ("Key Employee Awards"). Unlike our restricted stock awards under the 2016 Plan, the Key Employee Awards are not considered legally outstanding and do not accrue dividends during the vesting period. The potential future issuance of the Key Employee Awards is contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ending 2021, 2022, and 2023 as defined by the MIPA Agreement and continued employment with the Company. At the end of the earn-out period, ending December 31, 2023, each eligible Key Employee Award will vest and be converted into AAON common stock. The fair value of Key Employee Awards was based on the fair market value of AAON common stock on the grant date.

The total pre-tax compensation cost related to unvested Key Employee Awards not yet recognized as of December 31, 2022 is $1.0 million and is expected to be recognized over a weighted average period of approximately 1.0 year.

A summary of the unvested Key Employee Awards is as follows:

	Shares		Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	26,599	$	80.18
Granted	—		—
Vested	—		—
Forfeited	—		—
Unvested at December 31, 2022	26,599	$	80.18

Summary of Share-based Compensation

A summary of share-based compensation is as follows for the years ended December 31, 2022, 2021, and 2020:

		2022		2021		2020
Grant date fair value of awards during the period:			*(in thousands)*			
Options	$	6,522	$	7,010	$	12,615
Restricted stock		3,671		2,517		3,316
PSUs		2,275		1,622		—
Key employee awards		—		1,572		—
Total	$	12,468	$	12,721	$	15,931

		2022		2021		2020
Share-based compensation expense:			*(in thousands)*			
Options	$	8,585	$	8,724	$	8,312
Restricted stock		3,105		2,519		3,030
PSUs		958		525		—
Key employee awards		1,052		44		—
Total	$	13,700	$	11,812	$	11,342

`

		2022		2021		2020
Income tax benefit related to share-based compensation:			*(in thousands)*			
Options	$	2,715	$	4,571	$	2,698
Restricted stock		241		837		519
Total	$	2,956	$	5,408	$	3,217

15. Employee Benefits

Defined Contribution Plan - 401(k)

We sponsor a defined contribution plan (the "Plan"). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6.0% deferral rate and currently contributing employees deferral rates will be increased to 6.0% unless their current rate is above 6.0% or the employee elects to decline the automatic enrollment or increase. Administrative expenses are paid for by Plan participants. The Company paid no administrative expenses for the years ended 2022, 2021, and 2020.

The Company matches 175.0% up to 6.0% of employee contributions of eligible compensation. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions.

		Years Ended December 31,				
		2022		2021		2020
			(in thousands)			
Contributions, net of forfeitures, made to the defined contribution plan	$	15,475	$	9,724	$	9,091

62

Profit Sharing Bonus Plans

We maintain a discretionary profit sharing bonus plan under which approximately 10.0% of pre-tax profit from AAON Oklahoma and AAON Coil Products is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time employees of AAON Oklahoma or AAON Coil Products who are actively employed and working on the first and last days of the calendar quarter and who were employed full-time for at least three full months prior to the beginning of the calendar quarter, excluding the Company's senior leadership team.

BASX has a separate employee incentive program (EIP), under which 5.0% of BASX's pre-tax profit, plus certain add backs, is paid ratably to eligible employees based on days-of-pay during the fiscal year. Eligible employees are regular full-time and part-time employees who have worked during the year and are still employed when the EIP payment is made following the end of the fiscal year, excluding members of BASX's senior leadership team and any employee paid commissions or royalties.

	Years Ended December 31,		
	2022	2021	2020
	(in thousands)		
Profit sharing bonus plan and employee incentive plan expense	$ 14,009	$ 8,526	$ 11,593

Employee Medical Plan

At AAON Oklahoma and AAON Coil Products, we self-insure for our employees' health insurance, and make medical claim payments up to certain stop-loss amounts. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plan. In addition, the Company matches 175.0% of a participating AAON Oklahoma and AAON Coil Products employee's allowed contributions to a qualified health saving account to assist employees with our heath insurance plan deductibles.

BASX is insured for healthcare coverage through a third party. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plans. In addition, the Company contributes certain amounts for BASX's employees enrolled in a high deductible plan to a qualified health savings account to assist employees with health insurance plan deductibles.

	Years Ended December 31,		
	2022	2021	2020
	(in thousands)		
Medical claim payments	$ 10,459	$ 9,640	$ 9,060
Health saving account contributions	3,862	3,482	3,476

16. Stockholders' Equity

Stock Repurchase

The Board has authorized two active stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
March 5, 2019 [1]	$20 million	March 4, 2020
March 13, 2020	$20 million	November 9, 2022
November 3, 2022	$50 million	**[2]

[1] The 2018 and 2019 purchase authorizations were executed under 10b5-1 programs.

[2] Expiration Date is at Board's discretion. The Company is authorized to effectuate repurchases of the Company's common stock on terms and conditions approved in advance by the Board.

The Company repurchases shares of AAON stock from employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Lastly, the Company also had a stock repurchase arrangement by which employee-participants in our 401(k) Plan were entitled to have shares of AAON stock in their accounts sold to the Company. The 401(k) Plan was amended in June 2022 to discontinue this program. No additional shares have been purchased by the Company under this arrangement since June 2022.

Our repurchase activity is as follows:

	2022			2021			2020		
	(in thousands, except share and per share data)								
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	122,112	$ 6,823	$ 55.87	—	$ —	$ —	103,689	$ 4,987	$ 48.10
401(k)	103,936	5,913	56.89	297,772	20,876	70.11	438,921	25,073	57.12
Directors & employees	17,228	1,019	59.15	22,526	1,590	70.59	23,272	1,169	50.23
Total	243,276	$ 13,755	$ 56.54	320,298	$ 22,466	$ 70.14	565,882	$ 31,229	$ 55.19

Our repurchase activity since Company inception, including our current authorized stock repurchase programs are as follows:

	Inception to Date		
	(in thousands, except share and per share data)		
Program	Shares	Total $	$ per share
Open market	4,327,367	$ 81,616	$ 18.86
401(k)	8,308,368	171,789	20.68
Directors & employees	2,044,955	23,360	11.42
Total	14,680,690	$ 276,765	$ 18.85

Dividends

At the discretion of the Board of Directors, we pay cash dividends. Board approval is required to determine the date of declaration and amount for each cash dividend payment.

Our cash dividends for the three years ended December 31, 2022 are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share
May 15, 2020	June 3, 2020	July 1, 2020	$0.19
November 10, 2020	November 27, 2020	December 18, 2020	$0.19
May 17, 2021	June 3, 2021	July 1, 2021	$0.19
November 9, 2021	November 26, 2021	December 17, 2021	$0.19
May 18, 2022	June 3, 2022	July 1, 2022	$0.19
November 8, 2022	November 28, 2022	December 16, 2022	$0.24

We paid cash dividends of $22.9 million, $19.9 million, and $19.8 million in 2022, 2021, and 2020, respectively.

Contingent Shares Issued in BASX Acquisition

On December 10, 2021, we closed on the acquisition of BASX (Note 4). Under the MIPA Agreement, we committed to $78.0 million in the aggregate of contingent consideration to the former owners of BASX, which is payable in approximately 1,037,000 shares of AAON stock, par value $0.004 per share. The shares do not accrue dividends.

Under the MIPA Agreement, the potential future issuance of the shares is contingent upon BASX meeting certain post-closing earn-out milestones during each of the years ended 2021, 2022, and 2023. We estimated the fair value of contingent consideration related to these shares to be approximately $60.0 million, which is included in additional paid-in capital on the consolidated balance sheets. As of December 31, 2022, 486,286 shares related to the 2021 earn-out milestone have been issued to the former owners of BASX as part of a private placement exempt from registration with the SEC under Rule 506(b), which are included in common stock on the consolidated statements of stockholders' equity. No additional shares have been issued as of February 22, 2023.

17. New Markets Tax Credit

On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "Project"). In connection with the NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the Project.

Upon closing of the NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of NMTCs.

This transaction also includes a put/call feature that either of which can be exercised at the end of the seven-year compliance period. The Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The value attributable to the put/call is nominal. The Investor's interest of $6.4 million is recorded in New market tax credit obligation on the consolidated balance sheets. The Company incurred approximately $0.3 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction.

The Investor is subject to 100 percent recapture of the NMTC it receives for a period of seven years, as provided in the Internal Revenue Code and applicable U.S. Treasury regulations in the event that the financing facility of the Borrower under the transaction (AAON Coil Products, Inc.) becomes ineligible for NMTC treatment per the Internal Revenue Code requirements. The Company is required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Noncompliance with applicable requirements could result in the Investor's projected tax benefits not being realized and, therefore, require the Company to indemnify the Investor for any loss or recapture of the NMTC related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. The Company does not anticipate any credit recapture will be required in connection with this financing arrangement.

The Investor and its majority owned community development entity are considered VIEs and the Company is the primary beneficiary of the VIEs. This conclusion was reached based on the following:

- the ongoing activities of the VIEs, collecting and remitting interest and fees and NMTC compliance, were all considered in the initial design and are not expected to significantly affect performance throughout the life of the VIE;
- contractual arrangements obligate the Company to comply with NMTC rules and regulations and provide various other guarantees to the Investor and community development entity;
- the Investor lacks a material interest in the underling economics of the project; and
- the Company is obligated to absorb losses of the VIEs.

Because the Company is the primary beneficiary of the VIEs, they have been included in the consolidated financial statements. There are no other assets, liabilities or transaction in these VIEs outside of the financing transactions executed as part of the NMTC arrangement.

18. Commitments and Contingencies

Havtech Litigation

On January 24, 2022, one of the Company's former independent sales representative firms, Havtech, LLC (and its affiliate, Havtech Parts Division, LLC, collectively "Plaintiffs"), filed a complaint (the "Complaint") in the Circuit Court for Howard County, Maryland (*Havtech, LLC, et al., v. AAON, Inc., et al.*). The Complaint challenged the Company's termination of its business relationship with Plaintiffs. The Company removed the action to the United States District Court for the District of Maryland (Northern Division) and moved to dismiss the Complaint. Plaintiffs' First Amended Complaint ("First Amended Complaint") was entered by the court on July 28, 2022. The First Amended Complaint asserts that the Company improperly terminated Plaintiffs and seeks damages alleged to be no less than $48.6 million, plus fees and costs. The Company filed its Answer to First Amended Complaint on January 31, 2023. The Company believes that Plaintiffs' claims are without merit and intends to vigorously defend itself.

Other Matters

The Company is involved from time to time in claims and lawsuits incidental to our business arising from various matters, including alleged violations of contract, product liability, warranty, environmental, regulatory, personal injury, intellectual property, employment, tax and other laws. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We do not believe these matters will have a material adverse effect on our business, financial position, results of operations or cash flows.

We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. We had no material contractual purchase obligations as of December 31, 2022, except as noted below.

On April 27, 2022, the Company entered into a purchase and sale agreement with a third-party manufacturer to purchase certain assets to design and manufacture fan wheels for the purchase price of $6.5 million. As of December 31, 2022, we have paid approximately $3.5 million related to this agreement, which is included in other long-term assets and property, plant and equipment, with the remaining $3.0 million included in accounts payable and other long-term assets on our consolidated balance sheets. The final payment will be made in 2023.

19. New Accounting Pronouncements

Changes to U.S. GAAP are established by the FASB in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto.

20. Earnings Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards.

The following table sets forth the computation of basic and diluted earnings per share:

	2022	2021	2020
Numerator:	*(in thousands, except share and per share data)*		
Net income	$ 100,376	$ 58,758	$ 79,009
Denominator:			
Basic weighted average shares	53,054,986	52,404,199	52,168,679
Effect of dilutive shares related to stock based compensation[1]	842,783	1,301,698	892,490
Effect of dilutive shares related contingent consideration[2]	199,303	23,092	—
Diluted weighted average shares	54,097,072	53,728,989	53,061,169
Earnings per share:			
Basic	$ 1.89	$ 1.12	$ 1.51
Dilutive	$ 1.86	$ 1.09	$ 1.49
Anti-dilutive shares:			
Shares	605,480	304,029	364,787

[1] Dilutive shares related to stock options, restricted stock, PSUs and Key Employee Awards (Note 14)

[2] Dilutive shares related to contingent shares issued to former owners of BASX (Note 4)

21. Related Parties

The Company sells units to an entity owned by a member of the CEO/President's immediate family. This entity is also one of the Company's Representatives and as such, the Company makes payments to the entity for third party products. Additionally, the Company purchases some supplies from entities controlled by two of the Company's board members and a member of the Company's executive management team. The Company also periodically makes sales to a board member for parts. From December 10, 2021 through May 31, 2022 (Note 4), the Company leased a manufacturing and office facility in Redmond, Oregon from an entity in which certain members of BASX management have an ownership interest. This facility was purchased 100% by the Company on May 31, 2022.

Following is a summary of transactions and balances with affiliates:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Sales to affiliates	$ 5,789	$ 3,752	$ 3,475
Payments to affiliates	1,318	185	256

	December 31,	
	2022	**2021**
	(in thousands)	
Due from affiliates	$ 432	$ 547

22. Segments

The Company has determined that it has three reportable segments for financial reporting purposes. Management evaluates the performance of its business segments primarily on gross profit. The Company's chief decision maker ("CODM"), our CEO, allocates resources and assesses the performance of each operating segment using information about the operating segment's net sales and income from operations. The CODM does not evaluate operating segments using asset or liability information.

AAON Oklahoma: AAON Oklahoma designs, manufactures, sells, and services standard, semi-custom, and custom heating, ventilation, and air conditioning ("HVAC") systems, designs and produces controls solutions for all of our HVAC units, and sells retail parts to customers through our two retail part stores in Tulsa, Oklahoma as well as online. Through our Norman Asbjornson Innovation Center ("NAIC") research and development laboratory facility in Tulsa, Oklahoma, the Company is able to test units under various environmental conditions. AAON Oklahoma includes the operations of our Tulsa, Oklahoma and Parkville, Missouri facilities, our NAIC research and development laboratory facility and two retail parts locations.

AAON Coil Products: AAON Coil Products designs and manufactures a selection of our standard, semi-custom, and custom HVAC systems. AAON Coil Products also designs and manufactures various heating and cooling coils to be used in HVAC systems, mostly for the benefit of AAON Oklahoma and AAON Coil Products. AAON Coil Products consists of operations at our Longview, Texas facilities.

BASX: BASX provides product development design and manufacturing of custom engineered air handling systems including high efficiency data center cooling solutions, cleanroom HVAC systems, commercial/industrial HVAC systems, and modular solutions. Additionally, BASX designs and manufactures cleanroom environmental control systems to support hospital surgical suites, pharmaceutical process facilities, semiconductor and electronics manufacturing, laboratory and isolation and modular cleanrooms for facility flexibility. BASX consists of operations at our Redmond, Oregon facility.

The following table summarizes certain financial data related to our segments. Transactions between segments are recorded based on prices negotiated between the segments. The Gross Profit amounts shown below are presented after elimination entries.

	Years Ended December 31,					
	2022		**2021**		**2020**	
	(in thousands)					
Net Sales						
AAON Oklahoma						
External sales	$	663,845	$	463,845	$	458,957
Inter-segment sales		3,251		2,504		2,683
AAON Coil Products						
External sales		107,290		66,589		55,594
Inter-segment sales		30,932		24,250		21,552
BASX[1]						
External sales		117,653		4,083		—
Inter-segment sales		79		—		—
Eliminations		(34,262)		(26,754)		(24,235)
Net sales	$	888,788	$	534,517	$	514,551
Gross Profit						
AAON Oklahoma	$	172,983	$	126,868	$	140,099
AAON Coil Products		33,311		10,075		15,750
BASX[1]		31,278		887		—
Gross profit	$	237,572	$	137,830	$	155,849

	December 31,			
	2022		**2021**	
	(in thousands)			
Long-lived assets				
AAON Oklahoma	$	213,731	$	183,840
AAON Coil Products		68,013		62,534
BASX		35,578		28,662
Total long-lived assets	$	317,322	$	275,036
Intangible assets and goodwill				
AAON Oklahoma	$	3,229	$	3,229
AAON Coil Products		—		—
BASX		143,269		152,619
Total intangible assets and goodwill	$	146,498	$	155,848

[1] BASX was acquired on December 10, 2021. We have included the results of BASX's operations in our consolidated financial statements beginning December 11, 2021.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022.

Based upon the evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective at December 31, 2022 to ensure the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control— Integrated Framework*. Based on our assessment, our management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K.

(c) *Changes in Internal Control over Financial Reporting*

There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AAON, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 27, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
February 27, 2023

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 16, 2023.

Code of Ethics

We adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Rebecca A. Thompson, or by calling (918) 382-6216.

Item 11. Executive Compensation.

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held on May 16, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 16, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of stockholders scheduled to be held May 16, 2023.

Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2022, 2021, or 2020.

Item 14. Principal Accountant Fees and Services.

This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 16, 2023.

PART IV

Item 15.   Exhibits and Financial Statement Schedules.

(a) Financial statements.

(1)   The consolidated financial statements and the report of independent registered public accounting firm are included in Item 8 of this Form 10-K.

(2)   The consolidated financial statements other than those listed at item (a)(1) above have been omitted because they are not required under the related instructions or are not applicable.

(3)   The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this Form 10-K.

(b) Exhibits:

(3)	(A)	Amended and Restated Articles of Incorporation (ii)
	(B)	Amended and Restated Bylaws (i)
(4.1)		Amended and Restated Loan Agreement (dated November 24, 2021) and related documents (iii)
(4.2)		First Amendment to the Amended and Restated Loan Agreement (dated May 27, 2022) and related documents (viii)
(4.16)		Description of Securities
(10.1)		AAON, Inc. 1992 Stock Option Plan, as amended (v)
(10.2)		AAON, Inc. 2007 Long-Term Incentive Plan, as amended (vi)
(10.3)		AAON, Inc. 2016 Long-Term Incentive Plan (iv)
(21)		List of Subsidiaries
(23)		Consent of Grant Thornton LLP
(31.1)		Certification of CEO
(31.2)		Certification of CFO
(32.1)		Section 1350 Certification – CEO
(32.2)		Section 1350 Certification – CFO
(99.1)		Membership Interest Purchase Agreement - Acquisition of BASX, LLC (dated November 18, 2021) (vii)
(101)	(INS)	Inline XBRL Instance Document
(101)	(SCH)	Inline XBRL Taxonomy Extension Schema
(101)	(CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase
(101)	(DEF)	Inline XBRL Taxonomy Extension Definition Linkbase
(101)	(LAB)	Inline XBRL Taxonomy Extension Label Linkbase
(101)	(PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase
(104)		Cover Page Interactive Data File (embedded within the Inline XBRL Document and included in Exhibit 101)

————————

(i)	Incorporated herein by reference to the exhibits to our Form 8-K dated May 15, 2020.
(ii)	Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.
(iii)	Incorporated herein by reference to exhibit to our Form 8-K dated November 24, 2021.

(iv)	Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016, our Form S-8 Registration Statement No. 333-226512 dated August 2, 2018, and our Form S-8 Registration Statement No. 333-241538 dated August 6, 2020.
(v)	Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to our Form S-8 Registration Statement No. 333-52824.
(vi)	Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915, Form S-8 Registration Statement No. 333-207737.
(vii)	Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
(viii)	Incorporated herein by reference to the exhibits to our Form 8-K dated May 27, 2022.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AAON, INC.

Dated: February 27, 2023   By: /s/ Gary D. Fields
                                                   Gary D. Fields, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: February 27, 2023	/s/ Gary D. Fields
	Gary D. Fields Chief Executive Officer, President, and Director (principal executive officer)
Dated: February 27, 2023	/s/ Rebecca A. Thompson
	Rebecca A. Thompson Chief Financial Officer (principal financial officer)
Dated: February 27, 2023	/s/ Christopher D. Eason
	Christopher D. Eason Chief Accounting Officer (principal accounting officer)
Dated: February 27, 2023	/s/ Norman H. Asbjornson
	Norman H. Asbjornson Director
Dated: February 27, 2023	/s/ Angela E. Kouplen
	Angela E. Kouplen Director
Dated: February 27, 2023	/s/ Caron A. Lawhorn
	Caron A. Lawhorn Director
Dated: February 27, 2023	/s/ Stephen O. LeClair
	Stephen O. LeClair Director
Dated: February 27, 2023	/s/ A.H. McElroy II
	A.H. McElroy II Director
Dated: February 27, 2023	/s/ David R. Stewart
	David R. Stewart Director
Dated: February 27, 2023	/s/ Bruce Ware
	Bruce Ware Director
Dated: February 27, 2023	/s/ Luke A. Bomer
	Luke A. Bomer Secretary

Exhibit 4.16

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of February 27, 2023, AAON, Inc., a Nevada corporation, ("AAON") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our Common Stock.

Description of Common Stock

The following description of our Common Stock is a summary based on and qualified by our Amended and Restated Articles of Incorporation of AAON, Inc. (as further amended to date, the "Articles of Incorporation") and our Bylaws (as amended to date, the "Bylaws").

Authorized Capital Shares

Our authorized capital shares consist of 100,000,000 shares of common stock, $0.004 par value per share ("Common Stock"), and 5,000,000 shares of series preferred stock, $0.001 par value per share ("Preferred Stock"). The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Listing

The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol "AAON."

Exhibit 21

LIST OF SUBSIDIARIES OF AAON, INC.

Subsidiary	Jurisdiction of Organization
AAON, Inc.	Oklahoma
AAON Coil Products, Inc.	Texas
BasX, Inc.	Oregon

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 27, 2023, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2022. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-151915, File No. 333-207737, File No. 333-212863, File No. 333-226512, and File No. 333-241538).

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
February 27, 2023

Exhibit 31.1

CERTIFICATION

I, Gary D. Fields, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

    d) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 27, 2023

/s/ Gary D. Fields

Gary D. Fields
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Rebecca A. Thompson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAON, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

    d) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

    Dated: February 27, 2023

                                                    /s/ Rebecca A. Thompson
                                                    _____
                                                    Rebecca A. Thompson
                                                    Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary D. Fields, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations.

  Dated: February 27, 2023

/s/ Gary D. Fields

Gary D. Fields
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AAON, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rebecca A. Thompson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations.

 Dated: February 27, 2023

/s/ Rebecca A. Thompson

Rebecca A. Thompson
Chief Financial Officer

AAON OFFICERS

GARY FIELDS PRESIDENT AND CHIEF EXECUTIVE OFFICER

Gary Fields has served as Chief Executive Officer of AAON, Inc., a Nevada corporation ("AAON" or the "Company"), since 2020, as President of the Company since 2016, and a director of the Company since 2015. Mr. Fields also serves as the President and Chief Executive Officer of AAON, Inc, an Oklahoma Corporation ("AAON–Oklahoma"), Chief Executive Officer of AAON Coil Products, Inc. ("AAON Coil Products"), and Chief Executive Officer of BASX, Inc. ("BASX"). Mr. Fields served as President of AAON Coil Products from 2018 to March 2020. Mr. Fields has been involved in the HVAC industry for over 35 years. From 1983 to 2012, he was an HVAC equipment sales representative at Texas AirSystems, and from 2002 to 2012, a member of the ownership group of Texas AirSystems; the largest independent HVAC equipment and solutions provider in the state of Texas.

REBECCA THOMPSON CHIEF FINANCIAL OFFICER AND TREASURER

Rebecca Thompson has served as Vice President, Finance, and Chief Financial Officer of AAON since 2021. Prior to this promotion, Ms. Thompson served as Treasurer of the Company since 2017, and Chief Accounting Officer of the Company since 2012. Ms. Thompson also serves as Chief Financial Officer and Treasurer of AAON–Oklahoma and AAON Coil Products, inc., and Chief Financial Officer of BASX, Inc. Ms. Thompson previously served as a Senior Manager at Grant Thornton, LLP where she had 11 years of experience in the assurance division. Ms. Thompson is a licensed certified public accountant.

STEPHEN WAKEFIELD VICE PRESIDENT AND CHIEF OPERATING OFFICER

Stephen Wakefield has served as Vice President and Chief Operating Officer of AAON since May 2020. Prior to his appointment at Chief Operating Officer, he most recently served as Vice President of Engineering of the Company since 2018; served as the Company's Director of Engineering; and held several engineering roles, including Director of Design and Engineering Operations from 2017 to 2018, Senior Manager of Research and Development from 2015 to 2017, and Design Engineering Manager from 2005 to 2015. Mr. Wakefield also serves as Chief Operating Officer of AAON–Oklahoma and AAON Coil Products. Mr. Wakefield has been with the Company since 1999. Mr. Wakefield has extensive knowledge and experience with all aspects of AAON operations and engineering and product design processes.

CASEY KIDWELL VICE PRESIDENT, ADMINISTRATION

Casey Kidwell has served as Vice President, Administration of AAON since May 2022. Prior to this promotion, Mr. Kidwell served as Director of Administration of the Company since 2021. Mr. Kidwell previously served almost 10 years in various roles at WPX Energy, including most recently as Human Resources Operations Manager.

ROB TEIS VICE PRESIDENT, SALES AND MARKETING

Rob Teis has served as Vice President, Sales and Marketing of AAON since August 2022. Prior to this promotion, Mr. Teis served as Director of Sales of the Company since 2017. Prior to that, he served as an Applied Equipment Sales Engineer for the Company for 15 years. Mr. Teis is a registered professional engineer in the state of Oklahoma and worked as a consulting engineer prior to joining AAON.

DOUG WICHMAN VICE PRESIDENT AND PRESIDENT, AAON COIL PRODUCTS

Doug Wichman has served as Vice President of AAON since 2022 and President of AAON Coil Products since February 2023. Prior to this promotion, he served as Executive Vice President of AAON Coil Products, Director of Manufacturing of AAON–Oklahoma, and prior to that held several roles, including Plant Manager from 2017 to 2018 and Manufacturing Engineer from 2013 to 2017. Mr. Wichman has extensive knowledge and experience with all aspects of AAON manufacturing processes.

XERXES GAZDER CHIEF INFORMATION OFFICER

Xerxes Gazder has served as Chief Information Officer of AAON since July 2022. Mr. Gazder came to AAON with nearly 30 years of leadership experience in information systems across a wide range of industries, including manufacturing, financial services, insurance, healthcare, telecommunications, energy services and logistics.

CHRIS EASON CHIEF ACCOUNTING OFFICER

Chris Eason has served as Chief Accounting Officer of AAON since 2021. Prior to this promotion, Mr. Eason served as Controller and Financial Reporting Manager of the Company since 2018. Mr. Eason previously served as a Senior Manager at Grant Thornton, LLP where he had over 13 years of experience in the assurance division. Mr. Eason is a licensed certified public accountant.

TRANSFER AGENT
AND REGISTRAR
Issuer Direct
One Glenwood Avenue, Suite 1001
Raleigh, NC 27603

AUDITORS
Grant Thornton LLP
2431 East 61st Street, Suite 500
Tulsa, Oklahoma 74136

GENERAL COUNSEL
Johnson & Jones, P.C.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

COMMON STOCK
NASDAQ–AAON

INVESTOR RELATIONS
Joseph Mondillo
Director of Investor Relations
(617)877-6346
joseph.mondillo@AAON.com

EXECUTIVE OFFICES
2425 South Yukon Avenue
Tulsa, Oklahoma 74107

BOARD OF DIRECTORS

GARY FIELDS PRESIDENT AND CHIEF EXECUTIVE OFFICER

NORMAN ASBJORNSON

Mr. Asbjornson has served as a director of AAON since 1989. He retired as Executive Chairman in May 2022. Mr. Asbjornson also served as President of AAON from its inception until November 2016, and Chief Executive Officer of AAON from its inception until May 2020. Additionally, Mr. Asbjornson served as the Executive Chairman of the Board of AAON–Oklahoma and Chairman of AAON Coil Products, Inc., both our wholly-owned subsidiaries until his retirement in May 2022. Mr. Asbjornson the founder of the Company, and his intimate knowledge of the HVAC industry, both from a technical and a business perspective, brings to the Board a unique insight into the Company's operations in particular, as well as the environment in which the Company operates.

ANGELA KOUPLEN

Ms. Kouplen was elected as a director of the Company in 2016. She serves as a member of the Audit Committee and Chair of the Compensation Committee. Ms. Kouplen has over 20 years of experience at multiple energy companies, with an emphasis on information technology, contract management, sourcing/ vendor relations, human resource management, strategy, and governance. From 2012 through 2014, Ms. Kouplen served as Director–Talent Acquisition and Leadership of WPX Energy, and from 2015 to 2016, Ms. Kouplen served as Vice President–Information Technology of WPX Energy. From 2016 to November 2018, Ms. Kouplen served as Vice President of Administration and Chief Information Officer of WPX Energy and from November 2018 to March 2021 served as Senior Vice President of Administration and Chief Information Officer. Since August 2021, Ms. Kouplen has served as the interim Chief Information Officer at the University of Tulsa. Ms. Kouplen now serves as the Vice President of Administration and Chief Information Officer at the University of Tulsa.

CARON LAWHORN

Ms. Lawhorn was elected as a director of the Company in 2019 and currently serves as a member of the Governance Committee and Chair of the Audit Committee. Ms. Lawhorn was elected Independent Vice Chair of the Board in 2022. Ms. Lawhorn is a certified public accountant, and currently serves as Senior Vice President and Chief Financial Officer, of ONE Gas, Inc., a standalone one hundred percent regulated publicly traded natural gas utility. Prior to her current role, she served as Senior Vice President, Commercial, a position she held from ONE Gas's separation from ONEOK in 2014. She served in the same position at ONEOK, since 2013.

STEPHEN LECLAIR

Mr. LeClair was elected as a director of the Company in 2017. He is a member of the Audit Committee and Governance Committee. Mr. LeClair has over 25 years of experience in various executive, manufacturing, finance, sales, and operational positions. Mr. LeClair currently serves as Chief Executive Officer of Core & Main, Inc., a position he has held since 2017. In such role, he is responsible for leading the nation's largest distributor of water, sewer, storm and fire protection products. Prior to his current role, he served as President of HD Supply Waterworks from 2011 to 2017, Chief Operating Officer of HD Supply Waterworks from 2008 to 2011, and President of HD Supply Lumber and Building Materials from April 2007 until its divestiture to ProBuild Holdings in 2008. Mr. LeClair joined HD Supply in 2006 as Senior Director of Operations. Prior to joining HD Supply, Mr. LeClair held various roles at General Electric in 2002–2005.

A.H. MCELROY II

Mr. McElroy was elected as a director of the Company in 2007 and is a member of the Compensation Committee and Chair of the Governance Committee. Mr. McElroy was elected as Independent Chair of the Board in 2022. Since 1997, Mr. McElroy has served as President, Chief Executive Officer and Chairman of McElroy Manufacturing, Inc., a privately held manufacturer of fusion equipment and fintube machines.

DAVID STEWART

Mr. Stewart was elected as a director of the Company in October 2021. Mr. Stewart serves as a member of the Audit Committee and Governance Committee. He brings over 40 years of professional experience to the Board. Mr. Stewart currently serves as Chief Administrative Officer and Trustee of the Oklahoma Ordnance Works Authority located in Pryor, Oklahoma, an industrial public trust that owns and operates MidAmerica Industrial Park. Mr. Stewart was appointed to his current position in December 2012 by the former Governor of Oklahoma, Mary Fallin. MidAmerica Industrial Park consists of 9,000 acres and is home to over 80 companies in diverse industries (including Google, DuPont, and Chevron Phillips), employing approximately 4,500 people. MidAmerica Industrial Park is one of the largest industrial parks in the U.S. and top ten in the world with on-site rail, water, and electric power. Prior to his current position, Mr. Stewart served as Chief Executive Officer of Cherokee Nation Businesses, LLC.

BRUCE WARE

Mr. Ware was elected as a director of AAON in October 2021. Mr. Ware serves as a member of the Audit Committee and Compensation Committee. Mr. Ware brings significant experience serving in multiple executive and leadership roles at publicly traded companies. Currently, he serves as a Corporate Vice President and Group Head of Joint Venture Capital Raising for DaVita Inc. DaVita is a Fortune 500 NYSE publicly traded health care services company and one of the largest providers of kidney care services in the U.S., with over 2,800 outpatient dialysis centers in the U.S. and over 330 outpatient dialysis centers in ten other countries.



THE AAON TEAM

The ongoing success of our company can be directly attributed to our employees.

GARY ABBE
TIM ABRAHAM
RAUL ACEDO ZELAYARAN
ANGEL ACEDO
CHRISTOPHER ACKLEY
MA ACOSTA DE AGUAYO
ALFREDO JIMENEZ
ANDRES ACOSTA LUJAN
MIRIAN ACOSTA
RAQUEL ACUNA SEGURA
DAKOTA ADAMS
DAVID ADAMS
DERRICK ADAMS
GARY ADAMS
HALASIA ADAMS
JAMILAH ADAMS
PAUL ADAMS
REBECCA ADAMS
RUSTY ADAMS
RYAN ADAMS
AARON ADKINS
ASLAM AFGHAN
HAZRATA AFGHAN
YOLIMAR AGELVIS ARELLANO
MARIE AGUERO
ELIZABETH AGUILAR GUZMAN
JUAN AGUIRRE-RODRIGUEZ
AHMAD AHMADI
BERNY AIEN
ARLEEN AIZAWA
HARRY AIZAWA
EMILY AKIN
NATHANAEL AKUMA
NADER AL HASHMI
AUSS AL SULTAN
DANIEL ALAGDON
ALEXIS ALBIN
ALEJANDRA ALEGRIA REYES
MAURICIO ALEMAN SANCHEZ
GREGG ALEMY
ELYSIA ALEXANDER
JOSIAH ALEXANDER
ZACHARY ALEXANDER
SHANNON ALFORD
CHARLES ALLEN
DANIEL ALLEN
HAILEY ALLEN
JOHN-PAUL ALLEN
KATHERINE ALLEN
DECARTIYAY ALLISON
ZAHIDULLAH ALMAS
SONIA ALTER ESPINA
YACKSENDEL ALVARADO
    MALDONADO
ADRIAN ALVARADO MONZON
JOSE ALVARADO
NATALIE ALVARADO
BILLY ALVERSON III
DELAJAN AMIRI
KHALUDIN AMIRI
MOHAMMAD AMIRI
WAISULLAH AMIRI
JENS ANDERSEN
SARAH ANDERSEN
PERRY ANDERSON JR
BRENT ANDERSON
CHRISTOPHER ANDERSON
SETH ANDERSON
WANDA ANDERSON
DAVID ANDREWS
JOSEPH ANDRUS
RODLY ANGEI
THOMAS ANGEI
WESLEY ANSELME
WILLIAM APPELDORN
SAMRA ARAIN
LAURA ARAUJO GONZALEZ
CLYDE ARCHER
JESUS ARELLANES RAMIREZ
FIDEL ARGUMEDO RANGEL
JORGE ARIZMENDI
BAKHT ARMANI
JOSHUA ARMAS

DAVID ARMSTRONG
JERI ARMSTRONG
KRYSTAL ARMSTRONG
JASON ARNOLD
KIMBERLY ARNONE
CONNER ARP
CLARISSA ARRIAGA
ROSA ARROYO SANCHEZ
GERARDO ARROYO
ROGELIO ARTEAGA
BRANDON ARTHUR
MARIA ASENCIO
MATT ASHER
JOHN ASHLEY JR
DAVID ASHLOCK
TIMOTHY ASIMAKIS
FOSTINO ATAN
LEELAND ATEN
MAY AUNG
VUNG AUNG
WUT AUNG
ROBERT AUSMUS
STEVEN AUTEN
NOLA AVANT
YOLANDA AVILA CASTANEDA
GUSTAVO AVILA GARCIA
JOSE AVILA
JOSEPH AVILA
ZIN AW
ORLANDO AYALA
ROBYN AYDELOTT
JASON AYDELOTTE
ASHA AYERS
KRISTIN AYLETT
SHAHABUDDIN AZIZI
ANTHONY BABCOCK
NORA BACKUS
CLAUDIA BAEZA
AMY ALF
JACOB BAIER
ABEL BAKER
ARIANN BAKER
JUAN BALANDRAN
JOHN BALDWIN
CHANDEL BALLARD
PEDRO BALTAZAR
AMISS BANDA
CLAUDIA BANDA
WILLIE BANKS
RAMON BARAZARTE MENDOZA
BLAKE BARBER
JESSICA BARBER
MYLES BARBER
CHETT SR
CJ BARCELONA
BLAYNE BAREFIELD
BRYCE BARKER
DAVID BARKLEY
JUSTIN BARLETT
LEROY BARNABAS
DALLAS BARNES
DAVID BARNETT
ANA BARRAGAN DE ALTENEH
LITZY BARRERA ROMERO
TERESA BARRON
QURON BARRYER
HANNAH BARTELS
CHRIS BARTH
FRANCISCO BARTOLO GAONA
MATTHEW BASCO
KEYANDRAE BASHAM
SHERRY BATES
PHIL BATTERSON
JAMES BAUGH
LESLIE BAUGH
JOSHUA BAWI LING
JESSICA BEALL
CHRISTOPHER BEATTY
SHANNON BECK
LIONEL BECKMAN
MARK BEHN JR
LEGEN BELCHER
EFTON BELL

ETHAN BELL
JASON BELL
SHAWNTRELLE BELL
ZAKEYIA BELL
RUBEN BELLIDO FERRER
AARON BENITEZ
FRANCIS BENNETT JR
DONNA BENNETT
JOSEPH BENOIT
BONNIE BENSON
DANIEL BENSON
DAVID BENSON
SHELLIE BENSON
BRANSON BENTLEY
JARED BENTON
TYUANNA BENTON
MARC BERBIG
CHRISTIAN BERGER
KRISTOFER BERGGREN
IDA BERMUDEZ
LIDIA BERNAL BECERRA
DAVID BERRY
MICHAEL BERRY
ELLIOT BERRYHILL
ANTHONY BERTON
NATHANIEL BERTON
SERGIO BESERRA
DANIEL BIGBY
KENNETH BIGHAM JR
JAMES BILBREY
PHILLIP BINFORD
BLAKE BISHOP
BRADLEY BISHOP
ROBERTT BISHOP
DONALD BLACK JR
JOSHUA BLACK
ETHAN BLACKMAN
MARVIN BLADES JR
CAMDEN BLAKELY
MAXIMILLIAN BLAKEMORE
JOSE BLANCO
JAPATRICK BLANTON
LACRETIA BLANTON
DAVID BLEVINS
DEVON BLOOD
DUSTIN BLOOD
JACK BOBADILLA
JAMES BOBBITT
NICHOLAS BOBBITT
DANIEL BOELK
LAM BOI
LHING BOI
THANG BOI
DAMIAN BOLDEN
JACQUELYN BOLDEN
ADELTRUDES BOND
RISCHA BONDS
JOSHUA BONEY
MICHAEL BONEY
JOSE BONILLA CANIZALEZ
ROGER BORJA BARREIRO
JOE BOSS
CINDY BOSTICK
AUSTIN BOWERS
DANIEL BOWERS
LARRY BOWERS
ALEXANDER BOWKER
LONNIE BOWLER
EUGENE BOWMAN
KYLE BOWMAN
ALICE BOYCE
JOHN BOYD
JUSTIN BOYD
DARRYL BOYNTON
ERIK BOYNTON
JOHNNY BOZMAN
MARC BRADBURY
SHAVESHIA BRADLEY
FRANCISCO BRAMBILA
ERIK BRANTNER
JUAN BRAVO SANCHEZ
JAIRO BRAVO
DEMETHRIA BRAZZELL

KATHLEAN BRELAND
BENJAMIN BREMER
SETH BRESSLER
BRANDON BRIGGS
CRYSTAL BRIGGS
CRAIG BRIGHTWELL
MARY BRIGHTWELL
TASHIKA BRINKLEY
BRISA BRISENO
WENDY BRITO
WILLIAM BRITO
QUINTON BROADNAX
NICHOLAS BROCKWAY
DUSTIN BROD
THAD BROLLIER
ARLUNDA BROOKS
KYLEE BROOKS
WINSTON BROSEKE
JAVAN BROWN II
ALAN BROWN
CHARLES BROWN
CHRISTOPHER BROWN
LONNIE BROWN
MITCHELL BROWN
QUINTELLA BROWN
RIKO BROWN
SHELIA BROWN
SHENEQUA BROWN
STEVEN BROWN
WESLY BROWNING
JERRILIUS BRUCE
CHRISTOPHER BRYANT
DERRICK BUCHANAN
SEQUOYAH BUCHANAN
CODY BUCKHANON
VAN BUI
JAMES BUIE
JAMES BUIE
HAYDEN BULLINGER
BAILEY BUNKERS
JASON BUNNELL
SCOTT BURGESS
CESAR BURGUENO LIZARRAGA
RAYON BURKE
MARISA BURNES
KAYLA BURNETT
ROBYN BURNETTE
SADAYA BURNS
COREY BURRELL
CLIFTON BURRUS
ROBERT BURT
CHRISTOPHER BURTON
DEREKE BUSBY
SAMUEL BUSH
WAYNE BUSH
ADRIAN BUTLER
CORTNEY BUTLER
MATTHEW BUTLER
ROSA BUTLER
JOSEPH BUXTON
JUSTIN BYRD
ARMANDINA DE GUZMAN
JESSEE CABLE
ELSA CABRERA
ISABELLE CABRERA
JANIBAL CABUDOY
ALEJANDRO CADENA
MARBELLA CADENA
JESUS CADENAS
CLEVELAND CAGE JR
KOBE CAGLE
STEVEN CAGLE
ANDREW CAIL
JASON CALDER
YOSMAR CALDERA HERNANDEZ
MARGARITO CALDERON
SANDRA CALDWELL
TYLER CALICO
JORGE CALIXTO
GUY CALLAHAN
JOHN CALLAHAN
EDWARD CALLOWAY
MARIA CAMACHO

TEVIN CAMERON
JEFFREY CAMPBELL
ROBERT CAMPBELL
RUSTI CAMPBELL
TOMMY CAMPBELL
ODESS CAMREN
GILDA CANNADY
MARIKIA CAPERS
CHARLES CAPPS
ROSIE CARDENAS
BILLY CARDER
DREW CARDOZA
TODD CARNER
WILLIAM CARNLEY
LISA CARRIERO
MICHAEL CARRILLO
VINCENT CARSON
BRIDGET CARTER
KENDRIX CARTER
ROBERT CARTER
TIANA CARTER
CRISTOBAL CARVAJAL COLORADO
ARACELI CARVAJAL MENDOZA
ISMAEL CARVAJAL
TESS CARVER
BEATRIZ CASIANO
JAMES CASIANO
ANDRES CASTELLANOS
JORGE CASTELLANOS
MARIO CASTRO JR
ESTEPHANY CAVELLO GONZALEZ
MARGARITO CAVELLO PENALOZA
JASON CAVIN
SHAWN CAVIN
BRIAN CAVNER
JEREMY CAVNESS
HECTOR CAZARES
BRANSON CECIL
CORNELIO CEJA GRIMALDO
FRANCISCO CERVANTES
LILIA CERVANTES
SAVANNA CERVANTES
BRYAN CHADWELL
GUADALUPE CHAIREZ GALAN
LARRY CHALK
ZO CHAMA
RICKY CHAMBLISS
DELK CHANDLER
ROBERT CHANEY
PATRICK CHAPMAN
ALEEX CHATKEHOODLE
EDGAR CHAVEZ
GREGORY CHAVEZ
JOSELYN CHAVEZ
CLAY CHEATHAM
KARI CHEE
ZHENYU CHEN
KEVIN CHESTNUT
RANCE CHILDS
DENNIS CHISM III
SAW HLA CHIT
CASEY CHOATE
CHRISTOPHER CHOATE
CONNER CHOATE
EDDIE CHOATES
MANGKHONGAM CHONGLOI
KAREN CHRISTENSON
JAMES CHRISTIAN
RICHARD CHRISTIANSEN
AWI CIANG
LUN CIANG
CING CIIN
CING NGAIH CIIN
MAU CIIN
NING CIIN
NUAM CIIN
KAM CIN
KHAI CIN
KHAM CIN
LANGH CIN
LUAN CIN
PAU CIN
PAUL CIN

PUM KHAN CIN
SUAN CIN
THANGHAU CIN
TUAN CIN
VUNGH CIN
ZA CIN
THERESA CING KOK
AIH CING
ANGELA MAN CING
AWI CING
CIANG CING
CIN CING
CING CING
DIM D CING
DIM K CING
DON CING
GLORY CING
HUAI CING
LAM CING
LIAN HAU CING
LIAN LUN CING
LUN CING
LUN LAM CING
MAN CING
MAN LUN CING
MAN ZA CING
NANG CING
NEM GIN CING
NEM K CING
NGOIH CING
NIANG LAM CING
NIANG LUN CING
NIANG LUN CING
NIANG SAN CING
NING HAU CING
NING SAWM CING
NUAM CING
NUAM SUAN CING
SAN CING
THANG LAM CING
THANG ZA CING
VERONICA CING
VUNG CING
ZEN CING
ZEN NEM CING
ZING CING
MARLA CIONI OHARA
DAVID CIRIACO
JUSTIN CLAIBORNE
AMANDA CLAITOR
LOURDES CLANCE
CHARLIE CLARK
GEORGE CLARK
JASON CLARK
KENDRA CLARK
MOLLY CLARK
PATRICK CLARK
NIKOLAI CLAWSON
BRYANT CLAY HOPKINS
TONYA CLEEK
JUAN CLEMENTE VALLADARES
WILLIAM CLEVELAND
CLIFTON CLINE
TERRY CLONTZ
RONNIE CLOWERS
MARK COBB
ROBBIE COBBLE
JEROMY COCKRELL
TROY COCKRUM
DENA COFFEE
DONAVON COLE
JACOB COLE
MICHAEL COLE
ROBERT COLE
CLAYTON COLLINS
JENNIFER COLLINS
MYRA COLLINS
BERNIE COLMENARES
AARON COLUMBUS
DAVID COMER
JOSHUA COMPTON
BOBBY CONDITT
DALE CONKWRIGHT

DAMON CONN
JUDE CONNOLLY
AJ CONTRERAS
YESENIA CONTRERAS
STEPHEN COOK JR
CURTIS COOK
MARK COOK
MICHAEL COOK
RAYMOND COOK
ALAINA COOKS
ALFRED COOKS
GRANT COOLIDGE
MICHAEL COOLIDGE
SCOTT COON
BRANDIE COOPER
GREGORY COOPER
JAMES COOPER
STACEY CORDELL
CRYSTAL CORDOVA
MARIANA CORDOVA
JUSTIN CORLEY
JAMES CORNETT
GENOVEVA CORONA DE RIVERA
MARIA CORONA
CRYSTAL GONZALEZ
MICHAEL CORTEZ
CALEB COTTON
FRED COTTON
MEAGAN COTTON
CAMERON COX
DUSTIN COX
STEVEN COX
KATLIN COYLE
ADRIAN CRABTREE
JACOB CRABTREE
KATHLEEN CRABTREE
STEPHAN CRABTREE
SHELBY CRAIG
CHRISTINA CRAIN
JERRY CRANE
DEON CRAVEN
ALBERT CRAWFORD
BRADLEY CRAWFORD
THOMAS CRAWFORD
ZEUS CRAWFORD
WALTER CRAWLEY
COURTNEY CRAYNE
JACOB CRAYNE
MARCO CRISP
JAKE CRISS
ZOEY CRITES
HEATH CRITTENDEN
CHAD CROOM
JON CROSS
SHERYL CROSS
TYLER CROSS
MATTHEW CROUCH
DARRELL CROW
MARIA CUELLAR
CALVIN CUMMINGS
CHRIS CUMMINGS
ROBERT CUMMINGS
DAISY CUNNINGHAM
JONATHAN CUNNINGHAM
BRANDON CURTIS
JUSTIN CURTIS
TYLER CURTIS
KEVIN CYRUS
MARCO DABNEY
ZIRAM DAHKUM
ZAWNG DAI
CING DAL
GIN DAL
GO DAL
JOHN DAL
LIAN DAL
NANG DAL
NENG DAL
BIRESH DALBOT
HENLEY DANG
JUSTIN DANIELS
LAQUENTIN DANIELS
MAQUEL DANIELS

RODNEY DARDEN
SCOTT DAVEY
JENIFUR DAVIDSON
JOHN DAVIDSON
AMANDA DAVIDSON-GOLIEN
BILLY DAVIS JR
RANDALL DAVIS JR
BAILEY DAVIS
BESSIE DAVIS
CAMERON DAVIS
DARRYL DAVIS
DIANE DAVIS
HERBERT DAVIS
JASON DAVIS
JERRY DAVIS
LESLEY DAVIS
MATTHEW DAVIS
NIAZ WALI DAWLAT ZOY
JEFFERY DAWSON
JORGE DE LA PAZ
KRISTOPHER DE LA ROSA
EVA DE LA TORRE
YOANA DE LA TORRE
ROBERT DEAN
JAMES DEATHERAGE
RICK DECAMP
BRENNAN DECLUE
AMANDA DEHART
ISMAEL DELAPAZ
MATIAS DELAPENA JR
DOREEN DELEO
JUANA DELOBO
RAQUEL DELUNA
MATTHEW DEMAREE
SETH DEMAREE
RUSSELL DEMOSS
BARRY DENNIS
ELIAS DENNIS
HELEN DENNIS
MICHAEL DENNIS
JOSEPH DENTON
JOSHUA DESHAZER
MATTHEW DESHAZER
CALEB DEVENNY
BRANDON KIEFER DEVEY
AUDENCIA DEVILLA
ROY DEVILLE
SRIJAN DHAKAL
JONATHAN DIAZ
JOSE DIAZ
DERICK DICKENSON
WILL DICKEY
KAINOA DICKSON
CARRINGTON DIGGS JR
JUSTIN DILLON
CIANG DIM
CING DIM
DAW DIM
DON DIM
HAU SAN DIM
HAU SIAN DIM
MAN DIM
MONICA CING DIM
NIANG DIM
THANG DIM
VUNG DIM
JOHAN DINA
LIAN DING
CONG DINH
QUANG DINH
TIEN DINH
DOMINIC DIONNE
ERIC DIXON
DANE DIXSON
CIN DO
KAM DO
AUSTIN DODSON
DOMINGO TINOCO
SOL DOMINGUEZ
CIN DON
CING DON
CING Z DON
ZAM DON

CIN DONG
KIMBERLY DONICA
MKSING DOPMUL
NANG DOPMUL
NGAILAM DOPMUL
NIANGNUAM DOPMUL
THANGMINLIAN DOPMUL
VUNGLAM DOPMUL
TIMOTHY DOWNS
JACOB DOWTY
JUSTIN DOYLE
JORDAN DOZIER
ROGER DRAINE
DION DRANGSTVEIT
CATHRYN DUBBS
LAQUETTA DUBLISKY
ZACHARY DUBOIS
ADAM DUBOS
BRANDON DUBUC
DOUGLAS DUBUC
SAMUEL DUELL HARRIS
JANEIRO DUFFIE
THERESA DUGAN
KENNETH DULANEY
DUMMY DUMMY
THANG DUN
JARRED DUNBAR
CHRISTOPHER DUNCAN
GUY DUNN
KELSON DUNN
LANIKA DUNN
APRIL DUNTEN
RALPH DURBIN
KYLE DURNING
MATTHEW DURRANCE
DANNY DUVALL
MELISSA DUWE
JUSTIN DYKMAN
KEVIN DYKSTRA
JOSHUA EAGLIN
CHRISTOPHER EASON
KEVIN EASTERWOOD
TREELA EASTOM
KRYSTLE EDENS
DAVID EDGINGTON
ANDREW EDMONDSON
JAMAL EDWARDS
JEREMY EDWARDS
MARDIN EJERCITO
BLAKE ELBERT
JESUS ELIAS
LIPSINA ELIMO
MARSITA ELIMO
REIPIN ELIMO
SINTINA ELIMO
CHRISTOPHER ELLERS
JIMMY ELLIOTT
JEANNE ELLIS RAPSON
JAMES ELLIS
NOEL ELLSBURY
DANA ELMER
AUSTIN EMBRY
KHAM EN THANG
TAMMY ENDICOTT
TINISHA ENGLISH
KENDALL ENGRAM
BENJAMIN ERNST
STEVEN ERVIN
KYLE ESCAMILLA
CARLOS ESCOBAR KANAN
ISRRAEL ESCOBAR
SAHIB ESHAN
JUWANGIU ESIWILI
DWIGHT ESKEW
ADRIAN ESPINOZA
LEON ESPINOZA
COLBY ESPREE
PABLO JR
DELIA ESTRADA
GUSTABO ESTRADA
PATRICIA ESTRADA
JOHN EVANS
JUSTIN EVANS

TYLER EVANS
ZACHARY EVANS
CHAD EVERS
KYLE EVITT II
KURTIS EWING
JESSE EWTON
TROY EZELL
EMAINSON EZRA
ARACELY FAGLIE
JOHN FAIR
NATE FAIRBROTHER
SHAWN FAIRLEY
MUHAMMAD FAIZI
MOHAMMAD FAIZY
JESSICA FARIA PORTILLO
SUSAN FARRIS
RAY FATTAHI
KELLY FAULKNER
RYAN FEARS
AMY FEHNEL
JEFF FEHR
DIANA FERNANDEZ
MARCOS FERNANDEZ
CARLOS FERREBUS RIVAS
WILLIAM FERRELL
GUSTAVO FERRER ARBAIZA
ALFRED FETTERHOFF JR
GARY FIELDS
THOMAS FIERROS
MIKA FIGURES
V CHOK FILIPUS
CARLINTA FILLAS
ANDREW FINCH
JESSICA FINKBINER
JEFFREY FISHER
SAMUEL FISHER
JOHN FLETCHER III
PHILIP FLOOD
JOEL FLORES ROBLES
CAROLINA FLORES
EFIGENIA FLORES
GLORIA FLORES
LAURA FLORES
JIM FLOYD
JON FLOYD
MARCUS FLOYD
MARK FLY
RENA FONTENOT
AARON FORBIS
CARLOS FORD
DEJUAN FORD
REBECCA FORD
FRANKLIN FOREMAN
GULLIVER FORRESTER
DEVANTE FORSHEE
CHRISTOPHER FOSTER
FREDERICK FOSTER
JAKE FOSTER
WYEATHA FOSTER
XAVIER FOSTER
STEVEN FOWKE
BRANDON FOWLER
LORETTA FOWLKES
KENNETH FOYIL
RUBEN FRANCO GOMEZ
EYLIDD FRANCO
PHILLIP FRANK
CAROLYN FRANKLIN
JIMIAL FRANKLIN
WARREN FRANKLIN
DOUGLAS FRANZ
GREGORY FRAZER
MICHAEL FRAZIER
BRANDON FREEL
JOSE FREGOSO
RICK FRENCH
ANGEL FRIAS
TIMOTHY FRIAS
BRANDON FRICK
BARRY FRIEND
ALEK FUCHIK
JONAH FULLERTON
BRANDON FULLINGTON

LUIS FUMERO PEREZ
ANDRE FURMAN
DANIEL FYFFE
SARA GAITHER
CECILIO GALAN
GREGORY GALUSHA
ALEJANDRO GAMEZ GARZA
JAVIER GAMEZ
SARAH GAMMON
LINDSY GANTZ
JUNIOR GAONA
FRANCISCO GARAY CORONA
MARIA GARAY
ISIDRO GARCIA ARRIAGA
TERESITA GARCIA DIAZ
JUAN GARCIA RAMIREZ
LESLIE GARCIA TAPIA
ANGEL GARCIA
ANGELINA GARCIA
CODY GARCIA
ESTEBAN GARCIA
JOE GARCIA
JOSE GARCIA
NAYEELI GARCIA
RICARDO GARCIA
ROSA GARCIA
YARITZA GARCIA
QUINCY GARDNER
NORMA GARIBAY VILLENA
MICHAEL GARLAND JR
JAMES GARNER
CASON GAROUTTE
MATTHEW GARRISON
FAITH GAYLOR
XERXES GAZDER
CHASTON GEORGE
JAMES GEORGE
KURSTON GERTY
MAHDI GHAZNAWI
GABRIEL GIACHINO
DEWAYNE GIBBS
CHARLES GIBSON
KENNETH GILES
WILLIAM GILL
JENNA GLOVER
RUSSELL GOFF
JACOB GOLIEN
MARIA GOMEZ MEDINA
JOSE GOMEZ
MARIA GOMEZ
REIQUEL GOMEZ
MIGUEL GONZALES
SAMUEL GONZALES
SERGIO G GONZALES
SHELBY GONZALES
ABRUM GONZALEZ ALTER
MARIA GONZALEZ DE CAVELLO
ISMAEL GONZALEZ LOEZA
VICTOR GONZALEZ PAOLINI
GRISELDA GONZALEZ RAMIREZ
LIDIA GONZALEZ RIVERA
DELFIN GONZALEZ VILLAMIZAR
ADRIAN GONZALEZ
ADRIANA GONZALEZ
IMELDA GONZALEZ
JAMES GONZALEZ
LETICIA GONZALEZ
MARISELA GONZALEZ
OSCAR GONZALEZ
PILAR GONZALEZ
ROBERTO GONZALEZ
DAMON GOODAY
AARON GOODMAN
DEVIN GORDON
DEVON GORDON
LATOYA GORDON
CHARLES GRACE
SHYNETTE GRACE
JERRY GRAHAM II
ASHLEY GRAHAM
JASON GRAHAM
JOSEPH GRAHAM
LESLIE GRAHAM

JOSE GRAIBAY
MARLEITTA GRAMMER
CLOTHERE GRAMMONT
BUENAVENTURA GRANADOS
    RUBIOS
SHAWN GRANT
APRIL GRAUGNARD
IRIS GRAVES
REBECCA HEITZMAN
DREW GRAY
ROBERT GREBE
WILLIAM GREEN III
GAGE GREEN
JONATHAN GREEN
LARRY GREEN
SHEMITA GREER
KENDRA GRIDER
STARLA GRIFFIN
KENNETH GRIFFITH
RONALD GRIMES
DANIEL GROSS
RAY GRUBER
JOHN GRUNDMANN
RACHEL GRUNDMANN
JUAN GUERRA MEDINA
GERARDO GUERRERO
    CASTELLANOS
LUIS GUEVARA
MARIA GUEVARA
RODOLFO GUEVARA
CAROLINA GUILLEN
VERNICE GUINN
AZIZ GUL DAR KHAN
MIR GULAMZOI
JOHN GULDEN
STEPHEN GUNN
BRANDON GUNTER
AUSTIN GURROLA
SILVIA GUTIERREZ MENDOZA
GILBERTO GUTIERREZ
EUGENE GUY
DIEGO GUZMAN
GEORGINA GUZMAN
LUIS GUZMAN
STANLEY HA
SCOTTY HAGLER
NGAM HAK
JOSEPH HALBERT HELTON
TIMOTHY HALBERT
REBECCA HALE
JOSHUA HALFPAP
MUHAMMAD HALIMI
STEPHANIE HALL BERGMAN
ANGELA HALL
CODY HALL
DENNIS HALL
GENE HALL
KELLY HALL
ROMUND HALL
STEPHANIE HALL
STEPHEN HALL
ZACHARY HALSEY
DANIEL HALTERMAN
TOLOVE HAM
FARIDULLAH HAMDERD
G SCOTT HAMILTON
SHELLIE HAMMERS
JEFFREY HAMMONS
ANDEREAS HAMO
CHRISTOPHER HAMON
ROBERT HAMPTON
CIN HAN
KRISTA HANCOCK
JASON HANEY
MUNG HANG
THANG HANG
LAL HANGSAWK
LAM HANGSAWK
KAITLYNN HANNA
 ROBERT H HANSEN
 ROBERT T HANSEN
CAITLYN HANSON
TONG HAO

CHIN HAOKIP
HOLKHOSEI HAOKIP
LHUN HAOKIP
PAO HAOKIP
VAHNEILHING HAOKIP
DEREK HARBIN SR
CHRISTOPHER HARDEE
DANIEL HARDIN
NATALIE HARDIN
JOHN HARDT
SABRINA HARDT
SCOTT HARJO
BRUCE HARMAN II
DAVID HARPER JR
BRANDON HARPER
JERRY HARRIS
RICHARD HARRIS
SIERRA HARRIS
STACEY HARRIS
STEVEN HARRIS
TERRY HARRIS
LEVI HARTLEY
RUSTY HARTLEY
SARA HARTLEY
JOSHUA HARTMAN
JORDAN HARVEY
DUSTIN HASBROUCK
HEATHER HASKINS
COREY HASSELL
BIAK HATLANG
CHAUNCEY HATTEN
NENG HAU LIAN
CIN HAU
CING HAU
CING NGAIH HAU
CING NGAIH HAU
KAM HAU
THANG KHAN HAU
THANG LIAN HAU
THANG SUAN HAU
MATTHEW HAUETER
PAUL HAVENS
DESTINY HAWKINS
BILLY HAWLEY JR
CORY HAYES
CHRISTOPHER HAYS
LUCAS HAYS
RYAN HEDRICK
THAN HEIN
TERRENCE HEINBERG
TRAVIS HELZER
LUKE HEMPHILL
CHAKIRIS HENDERSON
COLLIN HENDERSON
ERIC HENDERSON
SUSAN HENDERSON
MELISSA HENLEY
KENNETH HENRY
YER HER
CHRIS HERMAN
CESAR HERNANDEZ DOMINGUEZ
ARMANDO HERNANDEZ
ASCENSION HERNANDEZ
CORCINA HERNANDEZ
JOSE HERNANDEZ
KAILA HERNANDEZ
KARI HERNANDEZ
LUIS HERNANDEZ
MARIANO HERNANDEZ
LUKE HERNDON
AXEL HERRERA BAEZ
RICO HERRERA
JAYE HERRMANN
BRIAN HESS
MARK HESTON
CAMERON HETTICK
SAMUEL HIBBARD
MICHAEL HICKMAN
MASON HIDALGO
LARRY HIGHFIELD
DAVY HILL JR
CARLOS HILL
DESMOND HILL

DONALD HILL
LAUREN HILL
RUSSELL HILL
SANTANYA HILL
SONYA HILL
TAMARA HILL
TAMERA HILL
GINA HILLSMAN
DANNA HILTON
MICHAEL HINDS
LAMONT HINES
TYSON HINTHER
KIRMAT HISAM
DEJA HIXON
MIN HLA
THANG HMUNG
TUANG HNIN
SIEW HO
JACOB HOBBS
ANDREW HODGES
TAQUISA HODNETT SMITH
ANDREW HOFFMAN
MEGAN HOFLAND
AARON HOFSTROM
LENA HOGAN
SIAN HOIH
CHRISTOPHER HOLBROOKS
RICKEY HOLCOMB II
JOHN HOLLAND
MARCUS HOLLAND
SEDRIC HOLLAND
SUMMER HOLLIDAY
KELSEY HOLMES
LAWRENCE HONEL
ZACHERY HONEL
DILLON HONEYMAN
ANASTASIA HONN
STEPHEN HOOVER
DEREK HOPKINS
NICKILIS HOPPER
ANGELA HORELLOU
TODD HORELLOU
SHELBY HORNBERGER
STANLEY HORTON
NICHOLAS HOSLEY
TINNER HOU KIP
NU HOU
SANDRA HOUSE
JERRY HOUSEMAN
MATTHEW HOUSTON
MELISSA HOUSTON
RICHARD HOUSTON
ANTHONY HOWARD
DAVID HOWARD
MADI HOWARD
MICHAEL HOWARD
PHYLLIS HOWARD
DARIN HOWELL
DEVONA HOWELL
JESSE HOWELL
SAW HTOO
YEAUNG HTWE
CIIN HUAI
CING NGAIH HUAI
CING SIAN HUAI
CING ZA HUAI
DIM HUAI
JULIA HUAI
KAM HUAI
MUAN HUAI
NIAL HUAI
NUAM HUAI
VERONICA HUAI
ZEN HUAI
THANG HUAT
SCOTT HUBER
JOHNNY HUDDLESTON
DAWN HUDSON
DANNY HUELSENBECK
CHRISTOPHER HUFF
DESTINY HUFFORD
KENNETH HUGHES
NORMAN HUGHES

TRACY HUGHES
JERAD HUMPHREY
LARRY HUMPHREY
LATARCHA HUMPHRIES
VINCENT HUNDL JR
KHAN HUNG
CRYSTAL HUNTER
DAMICO HUNTER
JACOB HUNTINGTON
KEYONDRE HUNTLEY
DEKEVIAN HURD
MICHAEL HURD
ABDUL HUSSAINI
RONALD HUTCHCRAFT
DUNG HUYNH
LOC HUYNH
THANH HUYNH
JERROD HYNES
ETHAN IAROSSE
ROHULLAH IBRAHIMI
JESUS IDROGO BLANCO
NANG ING
OTILIA IOWANES
REGINALD ISAAC SR
KERAMUDIN ISLAMUDDIN
ISLAM ISMAIL KHIL
KHAI JA KHUP
BELINDA JACKSON
BRAD JACKSON
DENISE JACKSON
JACE JACKSON
JAMES JACKSON
JASMINE JACKSON
JEFF JACKSON
MARY JACKSON
NATHAN JACKSON
TEAA JACKSON
CAMERON JAEGER
BAILEY JAGER
ZAR WALI JALAL ZAI
JAN JALALI
JOSE JAMAICA CARRENO
JOSE JAMAICA
WILLIAM JAMES
DELBAR JAN
MUSAFAR JAN
FRANCES JARAMILLO
ESTHER JASUAN
STEPHEN JEFFERS
DENNIS JEFFERSON
BILLY JENKINS
CURTIS JENKINS
DESIREE JENKINS
WADE JENKINS
TERRIELLE JENNINGS
STEVE JENSEN
CODY JEWELL
CARMEN JIMENEZ
FREDERICK JIMMERSON
CHAITANYA JOHAR
ALEXIS JOHNSON
ARMAND JOHNSON
BOB JOHNSON
CALEB JOHNSON
CARDALEOUS JOHNSON
CHARLES JOHNSON
DANIEL JOHNSON
EBONI JOHNSON
JEREMIAH JOHNSON
KEITH JOHNSON
KENDAL JOHNSON
LESTER JOHNSON
MARJORIE JOHNSON
SHAKEIYTRA JOHNSON
SHEREKA JOHNSON
SOPHIA JOHNSON
TEDDY JOHNSON
TRISTAN JOHNSON
ZACHARY JOHNSON
WADE JOLLEY
JAMES JONES III
DANNY JONES JR
CHEKESHA JONES

CLARISSA JONES
CONNIE JONES
DANNY JONES
DAVID JONES
DAVID ANTONIO JONES
DERRIC JONES
DUSTY JONES
DYLAN JONES
GARON JONES
KATHY JONES
KEVIN JONES
MATTHEW JONES
RAYMON JONES
KACY JORDAN BATES
JESSICA JORDAN
RONALD JORDAN
SEAN JORDAN
AFINO JOSEPH
RELEEN JOSEPH
TJ JOSEPH
KRYSTAL JOWERS
MARIA JUAREZ RIVERA
MARTIN JUAREZ
YOLANDA JUAREZ
DERMIDIO JUEZ PEREZ
MICHAEL JULIAN
LEANDRO JUMELLES NUNEZ
CHRISTOPHER JUSTICE
LASHETIA JUSTICE
DO KA
DAVID KAHURA
ZAM KAI
MUSTAFA KAIHAN
GARRETT KAISER
JASON KALE
LIAN KAM
MANG KAM
NGIN KAM
KERSON KANSOU
SIAN KAP LIAN
GO KAP
GO LIAN KAP
LIAN KAP
THANG KHAN KAP
THANG SUAN KAP
THANG ZA KAP
THONG KAP
ZAM KAP
JAMIE KAPULE
SUZANNE KARNOFSKI
ODINATUS KASMIR
BRIAN KASTL
SAMUEL KASUNI
JEFFREY KAUFMAN
ERYN KAVANAUGH
LIA KAW
TUANG KAWI
NENGLIAN KAWNGTE
TYLER KELLAR
KENNETH KELLY JR
BELINDA KELLY
CORY KEMPER
FITI KENCHY
DAKEYLON KENNEDY
DRAPER KENNEDY
GREGG KENNEDY
BROCK KENT
RICHARD KERNAL
NITEL KETON
STEVLAND KEY
ZAM KHAI ZOMI
ABRAHAM KHAI
DAL KHAI
DAL KHAI
DAVID KHAI
DO KHAI
EN KHAI
GO KHAI
HANG KHAI
JOHN KHAI
KAM KHAI
KHAM KHAI
KHUAL KHAI

KHUP KHAI
KIM KHAI
MANG KHAI
NGIN KHAI
PAU KIM KHAI
PAU S KHAI
PAU SIAN KHAI
PAU SIAN KHAI
PAU ZA KHAI
PAUL KHAI
PETER KHAI
SUAN KHAI
THAN KHAI
THANG H KHAI
THANG KHAN KHAI
THANG KIM KHAI
THANG LAM KHAI
THANG LAM KHAI
THANG MUAN KHAI
THANG SIAN KHAI
THANG ZA KHAI
THAWNG KHAI
THIAN KHAI
TUN KHAI
ZAM SIAN KHAI
ZAM SIAN KHAI
THURA KHAING
SAKHIDAD KHALIL BEAK
AIK KHAM
DONGH KHAM
GO KHAM
KAM KHAM
LIAN KHAM
MUNG KHAM
NGUN KHAM
PAU KHAM
THANG KHAM
BISMELLAH KHAN
KHAMID KHAN
KHWAJA KHAN
NASEEB KHAN
THAWNG KHAN
SIFATULLAH KHANKSAR
FAIZULLAH KHAROOTY
THANG KHAT
CING KHAWL
CING DON KHAWL
CING KHEK
KAM KHEN
CING KHO
NIANG KHOI
DAI KHUAL
HAU KHUAL
KAM KHUAL
KHUP KHUAL
PAU KHAN KHUAL
PAU SAWM KHUAL
PAU ZA KHUAL
THANG LIAN KHUAL
THANG S KHUAL
THANG SIAN KHUAL
THANG SIAN KHUAL
ZAM KHUAL
CIN KHUP
DAI KHUP
KAI KHUP
KAP KHUP
KHAI KHUP
LANGH KHUP
LIAN KHUP
NANG KHUP
PAU CIN KHUP
PAU LIAN KHUP
SUAN KHUP
THANG KHUP
THAWNG KHUP
ZEN KHUP
RIAN KIDD
CASEY KIDWELL
BIAK KIL
ANDREW KILGORE
CHIN KIM
CIIN SAN KIM

CIIN SAN KIM
CING K KIM
CING MUAN KIM
DAI KIM
DIM LIAN KIM
DIM NGAIH KIM
EDWARD KIM
KAM KIM
MAN KIM
MANG KIM
NANG KIM
NIANG KIM
NICOLAS KIM
NING KIM
PA VAN KIM
SIAN KIM
THANG KIM
TUANG KIM
ZAM KIM
ERICA KIMBLE
JOE KINCADE
KENOSHA KINDLE
BRANDY KING
CODY KING
RODERICK KING
STACEY KING
ROGER KINKADE JR
KORBY KINKADE
NICOLAS KINKADE
JUSTIN KINNEY
MANGNEO KIPGEN
CORY KISSLER
ALAN KIZER
MORGAN KIZER
SPENCER KIZER
JENNIFER KLAASSEN
TSOLMON KLEINERT
DANIEL KLINE
STEPHEN KLING
ROBERT KNEBEL
ALICIA KNOPIK
ARIELLE KNUDSEN
GARY KNUDSEN
LAURA KNUDSEN
COURTNEY KNUDSON
REBECCA KOCHER
KIFAYATULLAH KOHISTANI
BRANDON KOHLMAN
EMANUEL KOLMAN
KINTU KONMAN
BUDDY KONS
IVAN KOSOVAN
JAMES KOSS
DAVID KOSTA
STEVE KOSTA
JULIUS KOTO
ROBERT KRAFJACK
NICHOLAS KRAUSE
NEBOJSA KRESOVIC
JONATHAN KROBLIN
MARIA KRUCKENBERG
MIKHAIL KRUPENYA
ADAM KUBICKI
RAYMOND KUHN
JAY KUS
SANCHES KUS
SERLYN KUS
DAVIS KUSS
DERA KUSS
LIANA KUSS
SCRAM KUSS
CASSY KUYKENDALL
NICHOLAS KUYKENDALL
ALEX KUZNETSOV
AUNG KYI
NGIN LAANG
RONALD LABOUBE
THOMAS LABOUBE
MATTHEW LACEY
BOBBY LACY
BLAKE LAGERS
ANTONIO LAGRONE
LUIS LAGUNAS

GIANG LAI
LAIQ LAIQ
MARK LAKE
KAP LAL
ZVJEZDANA LALIC
GIN LAM
MUNG LAM
ANGELA LAMBERT
ANNETTE LAMBERT
GARY LAMBERT
JOHN LAMP
JAMMIE LAMPKIN
CANDACE LANCE
JEFFERY LANDRUM
MYOSHIA LANDRUM
ROADY LANDTISER
DEBORAH LANE
GIN LANG
PUM LANG
DO LANGH
HAU LANGH
HAWM LANGH
KAMSIAN LANGH
KAP LANGH
THANG LANGH
THAWNG LANGH
DAKOTA LANGSTON
HAYDEN LANKIE
MICHAEL LANTZ
HANDSOME LANWE
SENG LAO
CAMERON LAPOLLA
DAWN LAPOLLA
DANIEL LAPRES
AMANDA LARANCE
GINNY LARRABEE
HUGH LASATER
SENG LASI
KATHRYN LAUE
SHAWN LAUSCHER
JUAN LAVEZZARI
JENNIFER LAW
DIM LAWH
MAN LAWH
ETHEN LAWLER
STEVE LAWRENCE JR
JOYCE LAWRENCE
JEFFREY LAWSON
STEPHEN LAWSON
ANH LE
LAI LE
JACOB LEACH
LINDSEY LOPEZ
CATALINO LECLAIRE
PETE LEDBETTER
ALLEN LEE
PO LEE
MATTHEW LEEPER
ARIEL LEFF
GREGORY LEFFLER
KANDIS LEFFLER
MARK LEHMAN
NICKLAS LEISHMAN
LUN LEK
CLIFFORD LEMAY
LAURIN LEMLEY
BRANDAN LEON
ADUNTE LEWIS
ALICE LEWIS
JOE LEWIS
CYNTHIA LEYVA
DAVID LEZAMA
VAH LHING
AWI D LIAN
AWI NGAIH LIAN
CIN KAP LIAN
CIN SUAN LIAN
CIN ZA LIAN
CING KHAWM LIAN
CING NGAIH LIAN
CING THEIH LIAN
GIN DON LIAN
GIN KHAN LIAN

GIN TUANG LIAN
GO LIAN
HUAI LIAN
ISAAC LIAN
JOSEPH LIAN
KAM LIAN
KAP LIAN
KAP NGO LIAN
KHUAL LIAN
LAL LIAN
LANG LIAN
NANG LIAN
NIANG LIAN
NO LIAN
NOK LIAN
NUAM LIAN
PAU DAL LIAN
PAU MUAN LIAN
PAU NEIH LIAN
PAU SUAN LIAN
PIANG LIAN
SIAN LIAN
SUANG LIAN
THANG HAN LIAN
THANG KHEN LIAN
THANG NGAIH LIAN
THANG SAWM LIAN
ZAM LIAN
ZEN LIAN
LAL LIANA
SAWM LIANA
SIAN LIEN
JAKOREAN LILLY
LAKESHIA LILLY
PING LIN
MISHAELA LINDSEY
KEITH LINKER
DREW LINWOOD
BRIAN LITTLE
EDWARD LITTRELL COLEMAN
SERGEI LITVINOV
ANGELICA LIZARRAGA OLIVAS
EMILLIC LO
BENJAMIN LOGSDON
NICKOLAS LOGSDON
SCOTTY LOGSDON
JAMES LONDONO CORO
DANIEL LONGORIA
ALAN LONGWORTH
BENNY LONSDALE
JASON LOPES
JOSE LOPEZ AZUAJE
ISELA LOPEZ HERNANDEZ
EDUARDO LOPEZ OLIVARES
JOSE LOPEZ OLIVARES
ANGEL LOPEZ
BENJAMIN LOPEZ
JESUS LOPEZ
MARGARITO LOPEZ
MARIO LOPEZ
NICELT LOPEZ
OMAR LOPEZ
REBECCA LOPEZ
RUBEN LOPEZ
SEBASTIAN LOPEZ
THOMAS LOPEZ
HEAVEN LORD
KOLBY LOUIS
JARED LOVE
JASON LOVETT
CING LUAN
DANIEL LUCAS IV
DANIJELA LUCIC
FRANK LUCIO
JARROD LUDLOW
QUANNAH LUDLOW
DAKOTA LUELLEN
EVELYN LUGO ORTIZ
JORGHELYS LUJAN GOMEZ
KELLI LUMPKIN
CING KHAWM LUN
CING N LUN
CING SAN LUN

CING ZA LUN
DIM KHAW LUN
DIM LAM LUN
KIM LUN
LIAN LUN
NIANG KHAW LUN
NIANG NGAIH LUN
NIANG NGAIH LUN
NIANG NGAIH LUN
THANG LUN
TUAL LUN
VAN LUN
VUUM LUN
HECTOR LUNA
DAMEON LUNDY
JAMMIE LUNFORD
MALORIE LUNSFORD
THANG LUONG
DAKOTA LUSK
JONATHAN LUSUN
THI LUU
JACOB LUZIER
SI LWIN
BOI LY
SAMUEL LYNCH JR
NELTIANA LYNCH
HAMSAR MABU
KATHY MACARTHUR
WYLAN MACHUTTA
JORDAN MACK
RUSTIN MACKEY
LARRY MADALONE II
DENA MAHAN
CORY MAHONEY
JAYDON MAHR
TAM MAI
CHRISTOPHER MAIDHER
RANDALL MAIN
NAFES MALKYAN
LARRY MALONE II
CARLOS MALONE
LARRY MALONE
JEFFREY MALY
KHAN ZAMAN MAMOON
CING MAN
LIAN MAN
NEM MAN
NIANG MAN
ZEN MAN
TAM MANA
ALEJANDRO MANCILLA
DANIEL MANCILLA
MARIA MANCILLA
CHIN MANG
CIIN MANG
CIN KHAN MANG
CIN TUNG MANG
CING MANG
DAL MANG
DO MANG
EN MANG
GIN GO MANG
GIN KHUP MANG
HAU MANG
HAU DO MANG
KAI MANG
KAM MANG
KHAM MANG
KHAM LAM MANG
KHAM TUNG MANG
KHAN MANG
KHUP MANG
KIM MANG
KIM SAWM MANG
LAGH MANG
LIAN MANG
LIAN KHEN MANG
LIAN NGAIH MANG
LIAN SIN MANG
LINUS MANG
NANG MANG
NGIN MANG
NGO MANG

NIN MANG
NING KHAN MANG
NING LIAN MANG
NING SIAN MANG
PAU LIAN MANG
PAU MIN MANG
PHILLIP MANG
THANG MANG
ZAM MANG
ZEN KHANG MANG
ZEN KIM MANG
ZOM MANG
SHANNA MANNS
ZAU MARAN
JACKELINE MARCANO
APRIL MARGWARTH
PAUL MARGWARTH
ALEXANDRU MARIN-SERGHIE
DARRYL MARKS
ELIJAH MARLER
MARIA MARQUEZ DE GILBREATH
MARIANA MARQUEZ MARQUEZ
FRANCISCO MARRUFO JR
VICKEY MARS
BILLY MARSH
STACIE MARSH
ERROL MARSHALL
MAHJAI MARSHALL
OB MARSHALL
FLORENTINO MARTIN ROMO
ANTONIO MARTIN
KERRY MARTIN
MICHAEL MARTIN
MICHAEL DESHANE MARTIN
NARWIN MARTIN
WILLIAM MARTIN
JAZMINE MARTINEZ ENRRIQUEZ
ALEJANDRO MARTINEZ HAROS
HECTOR MARTINEZ MOLINA
ALICIA MARTINEZ SUAREZ
AMANDA MARTINEZ
DANIEL MARTINEZ
DARREN MARTINEZ
PAUL MARTINEZ
GUL MASHWANI
BEVERLEY MASON
CHRISTINE MASON
DAVID MASON
JAMES MASON
SHERIDAN MASON
CRISTIE MASSEY
CRYSTAL MASTERS
MARCELINO MATA
ZAMKHOZANG MATE
SANTIAKO MATEUS
LOVESON MATHEUS
LENASJA MATHEWS
TONY MATHIAS
ADRIAN MATHIS
ELVIN MATHIS
DONALD MATTHEWS
KENNETH MATTHEWS
ANDREW MATZKE
RON MAUCH
MAY MAW
DON MAWI
HANAH MAWI
RAM MAWI
VAN MAWI
VUNG MAWI
STEPHAN MAXEY
PATRICIA MAXIMO
DEBBIE MAXON
LEONARD MAXWELL
SHANE MAYHUGH
DEANDRE MCAFEE
BRIDGET MCALISTER
RICHARD MCANINCH
TINA MCBEATH
DYLAN MCCALL
BRENT MCCARTY
CHRISTOPHER KEITH MCCLAIN
CHRISTOPHER ROSS MCCLAIN

FRANCIS MCCLAIN
KONNER MCCLAIN
KRISTOPHER MCCLAIN
ROBERT MCCLEARY
DIRK MCCLELLAN
SUMMER MCCLELLAN
KENTAVIOUS MCCOLLINS
KIERI MCCOMMAS
ANDREW MCCOMMON
AARON MCCONNELL
MICHAEL MCCONNELL
WESLEY MCCOWAN JR
DEBRA MCCOWAN
ALLEN MCCREARY
MICHAEL MCCUIN
BRADEN MCDOWELL
BRAYDON MCELROY
NICHOLAS MCELROY
CLAYTON MCFALL
DAKODA MCFARLAND
JEFFERY MCGEE
RONNIE MCGEE
RONNIE MCGEE
ARTONIO MCGILBRA
DARREN MCGINTY
REIS MCGREW
JASON MCINTIRE
AIMEE MCINTOSH
DANIEL MCKEE
GLORIA MCKEE
JT MCKINLEY
ETHAN MCKINNEY
LAMAR MCLEMORE
MICHAEL MCMILLAN
ALEIA MCNANEY DEVORE
JOSHUA MCPETERS
KEENAN MCPHETRIDGE
TESTY MCTESTERSON
RICH MCTESTINCH
JOSIAH MEADE
ANTHONY MEANS
GINA MEANS
JON MEDEIROS
ALEXZANDER MEDINA
ASHTON MEDINA
JULIE MEDINA
SARAH MEDINA
SULANDER MELENGNA
MICHAEL MELLOTT
SILVESTRE MENDEZ GONZALES
DESTINY MENDEZ
ANGELA MENDOZA
RAQUEL DE MARIA MENJIVAR
JUSTIN MENNING
JESUS MERCADO
JOHNNY MERRELL JR
BILLY MERRELL
RYAN MERRITT
HERNAN MESA SAEZ
STEVEN METCALF
JENNIFER METCALFE
ANDREA MIESNER
FRED MILAM
GLENN MILAM
MICHAEL MILES JR
ANTONIO MILLER
CHLOE MILLER
MYA MILLER
RUTH MILLER
SHELLY MILLER
PHIL MILLMAKER
ASHLEY MILLS
JOE MILLS
TYRELL MIMS
AUNG MIN
JERRIC MINOR
ALFREDA MITCHELL
BRYCE MITCHELL
DALLAS MITCHELL
JOE MITCHELL
PORSHA MITCHELL
ROBERT MITCHELL
DYLAN MITTAG

HANNAH MIZELL
ROBERT MOCK
JAY MODISETTE
ATA MOHAMMAD
BAKHTIAR MOHAMMAD
ALI MOHAMMADI
HAJI MOHAMMAD MOHAMMADI
BIASNEY MOJICA CASTANEDA
JOSUE MOJICA TORRES
CINDY MOLINA
TEODORO MOLINA
JOSEPH MONDILLO
JARED MONDRAGON
JOSEPH MONFORTE
OFELIA MONREAL
DEXTER MONROE JR
DINORA MONROY DE DIAZ
DANIA MONSIVAIS NAVARRO
KARINA MONSIVAIS NAVARRO
KELLY MONSIVAIS
FIORELA MONTANO
NATALIE MONTANO
MAGDALENA MONTOYA TOVAR
BLANCA MONTOYA
JOHNNY MONTOYA
RAYMOND MOON
CHARLES MOORE
CORDELL MOORE
HERBERT MOORE
KIMBERLY MOORE
PHILLIP MOORE
TONY MOORE
BRIJIDO MORALES GUTIERREZ
ALFONSO MORAN
TONY MOREHEAD
WARD MOREHOUSE
MARCINA MORELAND
RANDY MORENO
LUKE MOREY
ELROY MORGAN
DARRELL MORRIS II
GARRETT MORRIS
LATASHA MORRIS
REGINALD MORRIS
RODNEY MORRIS
JAMES MORROW
ANNETTE MOSELEY
MANX MOSES
PHILLIP MOSS JR
BERNARD MOSS
TAMMY MOSS
MICHAEL MOTA
CLAYTON MOTE
ELVIS MOUA
LATON MUALIA
KAM MUAN
PASIAN MUAN
THAWNG MUAN
KAM MUANG
KHUAL MUANG
KHUP MUANG
MUA MUANG
ZAM MUANG
FRANCIS MUDD
TERESA MUKES
MICHELLE MULLINS
ALONZO MUMPHREY
SHIRIKA MUMPHREY
THANG LUM MUN
THANG SIAN MUN
CIN KHAN MUNG
CIN SIAN MUNG
CIN SIAN MUNG
DAII MUNG
GINDAL MUNG
HAU SUAN MUNG
HAU SUAN MUNG
HERO MUNG
JACOB MUNG
JAMES MUNG
JAMESKANG MUNG
KAI MUNG
KAM MUNG

KAP MUNG
KHAI MUNG
KHUAL MUNG
KHUP GEEL MUNG
KHUP KHAN MUNG
LANG MUNG
LIAN MUNG
NANG SIAN MUNG
NANG SUAN MUNG
NGIN MUNG
NGO MUNG
PAU KHAN MUNG
PAU LIAN MUNG
PAU SIAN MUNG
PAU SUAN MUNG
PETER MUNG
PUM MUNG
SANG MUNG
SUAN KHAN MUNG
SUAN LAM MUNG
THANG DEIH MUNG
THANG KHAN MUNG
THANG SUAN MUNG
VUM MUNG
ZO MUNG
GABRIEL MUNIZ GONZALEZ
JESUS MUNOZ
AARON MUNTZ
JEFFREY MURDOCK
GEORGE MURPHY
AUDIE MURRAY
ERICA MURRAY
JAMARIS MURRAY
TABITHA MURRAY
MA MUSHRUSH
JOHN MUTANDA
PHILLIP MYER
CAROLYN MYERS
JUSTIN MYERS
YEE MYINT
KUNI MYO
MASOOD NADEEM
RAPHAEL NAHATO
CING NAING
MANHNWIN NAING
SAW NAING
CRISTIAN NAJERA OLIVAN
PAU KHAN NANG
PAU SAWM NANG
PAU SUAN NANG
THOMAS NANG
TUN NANG
NOORY NARTIN
JAMES NASH
PATRICK NATION
THANG NAULAK
ZAM NAULAK
MARIA NAVA
MICHAEL NAVARRETE
JARED NAVARRO
STHEFANY NAVARRO
BAWK NAW
KHAUNG NAW
SAID NAZARMOHMAD
BRANDI NEAL
CLAYTON NEAL
ROBERT NEDROW
MARIA NEI THIEM
NIANG NEL
ERIC NELSON
GREG NELSON
LEONUNDRIA NELSON
SHAIKERRA NELSON
CING NEM
DIM NEM
DEI NENG
JOSHUA NETTEN
SETH NETTEN
TYE NEVEL
PEDRO NEWMAN TORRES
ROBERT NEWSOM
ICSHA NEWSOME
ROBERT NEZ

NUAM NGIN
ZAM NGIN
ALVIN NGIRATEBL
EN NGO
NANG NGO
PAU NGO
LINDA NGUYEN MORGAN
A VAN NGUYEN
BICH NGUYEN
HUNG NGUYEN
HUU NGUYEN
TAM NGUYEN
THANH NGUYEN
THI NGUYEN
TUONG NGUYEN
VIET NGUYEN
LA JA NI MA
CING NI
CIN MAN NIANG
CIN NGAIH NIANG
CING LAM NIANG
CING SIAN NIANG
DIM HAU NIANG
DIM MAN NIANG
DIM NGAIH NIANG
EN NIANG
ESTHER NIANG
ESTHER HAU NIANG
GIN NIANG
HAU NIANG
KAP NIANG
KHEM NIANG
LAM NIANG
NEM NIANG
NGO NIANG
NUAM NIANG
PUM NIANG
TUAL NIANG
VUNG DON NIANG
VUNG LAM NIANG
VUNG MAN NIANG
JACOB NICHOLS
JUSTIN NICHOLSON
ABDULRAUFKHAN NICKMAL
NOUNG NIE
TRAVIS NIEDERHOFER
BRANDY NIETO
EMILY NIETO
TARREN NIETO
THANG NING
ZAM NING
CING NO
CING NO
JACOB NOE
SAIFULLAH NOORISTANI
BRANDON NORDSTROM
MARK NORDSTROM
WILLIAM NORFLEET
WILLIE NORFLEET
CARL NORRED
DAVINA NORRIS
JODY NORTHRUP
SALYER NORTON
JERRY NOWEL
SAILER NOWELL
TUMAI NPAWT
NGIN NTEM
KIM NU
KIM NU
LIAN NU
NEM NU
SEN NU
CIIN NUAM
CING DO NUAM
CING KHAN NUAM
CING SAN NUAM
CING SIAN NUAM
CING ZA NUAM
LAWH NUAM
NING NUAM
THANG NUAM
CING NUAMBOIH
EDUARDO NUNEZ MALPICA

DENISE NUNEZ
JHOANA NUNEZ
NGIN NUNG
KHAUNG NYWE
FAITH OAKS
MICHAEL OBRIEN
THOMAS ODOM II
ALEXANDER OFOSU
WILLIAM OGDEN
UDUIHAYE OGEDENGBE
WYATT OGLE
BRANDON OHARA
SEAN OHEARN
TYESHA OLDEN
ERICK VALERIO
ANTWANETTE OLIVER
BRYSTON OLIVER
HAILEIGH OLIVER
ANTHONY OLIVERAS
JIM OLSEN
ERIC OLSON
KEITH OLSON
MAROOF OMAR
AMANDA ONEAL
JAMES ONEILL JR
CHRISTINE ONEY
CHRISTOPHER ONLEY
PROVINA ONOPWI
PAUL ONYENEHO
GRASITER OO
SAW OO
WAI OO
AVERY OPPEGARD
JAVIER ORONA
LETICIA ORONA
RACHEL ORONA
ELISA OROZCO
ESMERELDA OROZCO
LUPITA OROZCO
DAJUAN OSBY
BRYAN OSOMAI
JACINTA OSOMAI
LENA OSS
VERONICA OSTAPOWICH
NATHAN OTERO
JJ OTIS
TIMOTHY OURS
JENNIFER OVERMEYER
TERRELL OWENS
GO PAA
MIGUEL PABON
EARNEST PACE JR
DAVID PACQUETTE
HAKIM PAEE KHAN
JOHN PAGE
LAUREN PALACIOS
TIMOTHY PALLOZZI
ALICIA PALMER
CODY PALMER
TINA PALMER
CASEY PAPPAS
ANA PAREDES
JORDY PAREDES
HEIDI PARK
AARON PARKER
BILLY PARKER
GOLDIED PARKER
JAKE PARKER
KEYANNA PARKER
LAMAREO PARKER
MICHAEL PARKER
ROBERT PARKER
WALI PARKER
HARRY PARRISH
ANDRES PARTIDAS AGELVIS
DIMAS PARTIDAS PAZ
JHERMIKAL PARTNER
JASON PATE
CALEB PATERIK
KY PATRICK
PAUL PATTERSON
CEDRIC PATTON
CIN KHAN PAU

CIN N PAU
DAI PAU
DAL KHAN PAU
DAL KHEN PAU
DAL SUAN PAU
DO PAU
EN PAU
GIN PAU
LANG PAU
MUNG PAU
MUNG PAU
NANG DIM PAU
NANG SIAN PAU
NENG HAU PAU
NENG KHAN PAU
PETER PAU
PUM PAU
THANG PAU
THAWNG PAU
TUAL LIAN PAU
TUAL ZA PAU
ZAM KHAN PAU
ZAM KHEN PAU
ZOO PAU
TERESA PAUL
CHRISTOPHER PAULI
DEMI PAULUS
SAWLER PAW
CORY PEDERSEN
ANTHONY PEDONE
JUAN PENA
ERIC PENICK
ARTHUR PENNINGTON
RICHARD PENROSE
QUNICY PEOPLES
SHAQUILYA PEOPLES
JONATHAN PEPPER
ROSALINA PERDOMO PERDOMO
PERLA PEREZ ARIAS
CHRISTIAN PEREZ GUTIERREZ
PEDRO PEREZ PAEZ
FRANCISCO PEREZ SANCHEZ
ANDREA PEREZ
CHRISTOPHER PEREZ
ERIK PEREZ
JOE PEREZ
MARCO PEREZ
SERGIO PEREZ
WILLIAM PEREZ
JAMES PERGESON
DAYLAN PERRY
JOHN PERRY
MILES PERRY
DAVID PERRYMAN
MATTHEW PESCHONG
AUSTIN PETERS
BRITANY PETERSON
DAVID PETERSON
HUNTER PETERSON
ROBERT PETERSON
TIMMY PETERSON
PAUL PETTY
DANIEL PEURIFOY
KY PHAM
LINH PHAM
QUOC PHAM
PHUOC PHAN
NAW PHAW
LIANKHAN PHAWNG
SANTINO PHILLIP
NATHANIEL PHILLIPS
TRAVIS PHILLIPS
TROY PHILLIPS
CIN PI
HAU PI
HELEN PI
MUAN PI
NIANG PI
PETER PI
SB PI
SING PI
TUANG PI
TUN PI

CIN PIANG
DO PIANG
GIN PIANG
GOH PIANG
KHUP DAIH PIANG
KHUP LIAN PIANG
LIAN PIANG
SUAN PIANG
THANG PIANG
VAN PIANG
CHRISTOPHER PICKENS
SKYE TOINESHEA PICKRON
MALAYSHIA PIERCE
MISAEL PIMENTEL
MIGLANIA PIRONA GONZALEZ
HAROLD PITTS II
CANDY PITTSER
EMILIA PLATA VASQUEZ
MICHEAL PLUMMER
RANDALL PLUSH
JASON POBLETE
KEVIN POBUDA
MERLE POFFENBERGER
SHELBEY POINDEXTER
SUSANNE POINDEXTER
TROY POINTS
BASANT POKHREL
RENU POKHREL
JANICE POLK
MILTON POLLOCK
TAYLOR POMAVILLE
MARK POOL
RODNEY POPE
HENDERSON PORTER JR
RAMONDA PORTER
ALEXANDER PORTILLOZ
ASHLEY POWELL
DEMYKLE POWELL
ROSHELLE POWELL
RUDY POWELL
MICHAEL POYNTER
NATHAN PRADMORE
JOSE PRADO
KENNETH PRENTICE JR
DANIEL PRESSLER JR
DUSTIN PRESSLER
MICHAEL PRIESTER II
MALINDA PRIESTER
MICHAEL PROVENCE
KHAI PU
KHAM PU
LIAN PU
MANG PU
MANG PU
MUANG PU
TUANG PU
TUN PU
CALEB PUDDEN
ALMA PUGA
JERRY PUGH JR
KHAI PUI
THANG PUI
KAM PUM
THANG PUNO
MICHAEL PUTNAM
ABDUL QAZIZADA
JOHN QUANG
CANDELARIA QUICK
BRENDA QUINTANILLA GARCIA
WASEL QURAISHI
JAMES RABURN
CHRISTOPHER RACE
FLARA RACHU
FRANCIS RACHU
MARIA RACHU
VINA RACHU
VINCENT RACHU
ERIC RACINE
EVA RAGLAND
RETSIAN RAIN
JOSEPH RAINBOLT
FRANKLIN RAINBOTH
BRANDON RALPH

BRIAN RAMBO
SUSAN RAMBO
ROSA RAMIREZ AGUINAGA
ENRIQUE RAMIREZ MORALES
PATRICIA RAMIREZ NAVARR
MANUELA RAMIREZ SOBERANIS
ANGEL RAMIREZ
EDGAR RAMIREZ
ELISHA RAMIREZ
EVA RAMIREZ
MARTINELLY RAMIREZ
RIGO RAMIREZ
GERMAN RAMOS ALONSO
MARCUS RAMSEY
HEIDI RAMZEL
KARLY RANCK
COURTNEY RANDALL
JEFFREY RANDALL
TIMOTHY RANEY
CHRISTIAN RANSMEIER
SEEDAK RASOOLUDEEN
ROBERT RATLIFF
TOMMY RATLIFF
KYLE RATZLAFF
RYAN RAUSCH
JOHN RAVELLI
STACEY RAVENCRAFT
CURTIS RAYON
THOMAS READ
JOHN REASOR
FLOR REBOLLAR
DAVID RECCA
ELIZABETH RECORD
SHAGLENDA REDDIX
BELINDA REED
MICHAEL REED
CHARLES REESE
CLINTON REESE
WENDY REEVES
STEPAN REGUS
ETHAN REICHERT
JOHN REID
RAMIRO REINA
HARREY RENCHY
RENCHENINA RENCHY
RODOLFO RENTERIA
JOHN RENTKO JR
JAKOB RESSLER
AGUSTIN REYES JR
CLARA REYES
LA REYES
PABLO REYES
STACIE REYNA SALAS
DAICHI REYNA
WILLIAM REYNOLDS II
JOSHUA REYNOLDS
JUNIOR REYNOSO
DANIEL RHOADES
EFFIE RHODES
JEFFREY RHODES
SKYLER RHODES
SHERRI RICH
RIEROSE RICHARD
BRIAN RICKETT JR
RANDALL RIDENOUR
ANGELA RIDEOUT
COREY RIDER
KATHRYN RINGER
ISAAC RINKE
MARTHA RIOS DE PAZ
DINA RISING
CORY RISINGER
HILLARY RITE
VILMA RIVAS SANCHEZ
MELISSA CRUZ
LUIS RIVERA
RAMON RIVERA
SIGFREDO RIVERA
RILEY ROARK
JAMEL ROBERSON
CARL ROBERTS
BRANDON ROBERTSON
EMILE ROBERTSON

TRAVASIL ROBERTSON
DAVID ROBINSON JR
BYRON ROBINSON
ISAAC ROBINSON
JEREMIAH ROBISON
ABRAHAM ROBLES
RICHARD RODGERS JR
ANTWONNE RODGERS
TERRENCE RODGERS
BRAD RODRIGUES
KRISTOPHER RODRIGUES
ESTEPFANI LOPEZ
DANIEL RODRIGUEZ
EVELYN RODRIGUEZ
HECTOR RODRIGUEZ
JESUS RODRIGUEZ
JOSHUA RODRIGUEZ
MARIA RODRIGUEZ
MARIA G RODRIGUEZ
NELSON RODRIGUEZ
OSWALDO RODRIGUEZ
RICARDO RODRIGUEZ
ALESHA ROESCHKE
BRIAN ROGERS
DON ROGERS
DYLAN ROGERS
TONY ROGERS
NANG ROI
GABRIEL ROJAS DAVILA
IVAN ROJAS
LIDIA ROJAS
NELSON ROJAS
ALEXANDRA ROLSETH
TONY RONGEY
MAKINTA ROOSEVELT
ROYCE ROPER
ERIK ROSALES
JORGE ROSALES
JOSE ROSALES
MAURICIO SANCHEZ
CORTNEY ROSE
OSCAR ROSE
REAGAN ROSELL
STEPHANIE ROSELL
ROBERT ROSENCUTTER
CASEY ROSS
JAMIESON ROSSER
MORNIS ROTENIS
FINIKSIANO ROUND
LANDYMENTA ROUND
MICHELLE ROUSSEAU
SHADE ROWBOTHAM
RYAN RUGGLES
MA RUIZ ORTEGA
CARLOS RUIZ
TERENCE RUSHING
CADE RUSSELL
DERICK RUSSELL
JAMES RUSSELL
MARK RUTTAN
SLAVIC RYCHKO
SA SAAN
TANYA SABADO
TRISA SACK
ASADULLAH SADIQ
KARINA SAENZ ACOSTA
CESAR SAENZ RODRIGUEZ
SHIR SAIL
EDSON SAK
MOHAMMAD SAKHIZADA
RAEES SALARZAI
DANIEL SALAS
MARIANGEL SALAZAR GONZALEZ
JORGE SALAZAR MARTINEZ
JORGE SALAZAR SOARES
ABELINO SALAZAR
DAVID SALAZAR
NOAH SALAZAR
JOSE SALDIVAR OROPEZA
MARIA SALDIVAR
MIGUEL SALDIVAR
VICTOR SALDIVAR
DAVID SALEGO

NAEL SALEM
DIANA SALINAS
CARSON SALSBURY
IM SAMMY
IOMITA SAMMY
MARLEEN SAMMY
THANG SAMTE
ANDREINA SANCHEZ BOLIVAR
ALEXANDER SANCHEZ
BEATRIZ SANCHEZ
CHRIS SANCHEZ
CRISTAL SANCHEZ
EMANUEL SANCHEZ
GIOVANY SANCHEZ
ISELA SANCHEZ
JEREMY SANCHEZ
JOSE SANCHEZ
JOYCE SANCHEZ
MAYRA SANCHEZ
ANTONIO SANCHEZ-GIRON
TANNER SANDE
TRAVES SANDY
CIN SANG
LIAN SANG
MANG SANG
PAU SANG
TUAN SANG
RAIS SANGEEN
LAL SANGI
JAYCI SANGOWOYE
WILLIAM SANGSTER
WENCESLAO SANTIAGO
NADELIN SANTOS
VIPENTA SAPURO
NANG SAR
JANGIZ SARDAR SUBHAN
SR SATO
JAMES SATRE
ALVIN SAURES TIMOTHY
ERICK SAWYER
BRYAN SCANLON
AUDREY SCHAMING
WILLIAM SCHAROSCH
CALEB SCHMELING
CONNOR SCHOENE
DALE SCHOENE
AUSTIN SCHROEDER
MARK SCOFIELD
JERRY SCOTT
SHANTEL SCOTT
SPENCER SCOTT
TIERRA SCOTT
RONA SEAGO
SOVATNITA SEAMAN
CATHY SECHRIST
JAVIER SEDANO
QUINTIN SEDBERRY
KHWAJA SEDIQI
MICHAEL SEEVER
ALONDRA SEGOVIANO
HOU SEI
THANG SEI
THONG SEI
THONGKU SEI
ALEXA SEIDEL
GAGE SEIDEL
MARCUS SEIP
KAYUN SENG
ROI SENG
ANNETTE SERNA
OSCAR SERNA
JACOB SHAFER
AUSTIN SHAHAN
RODNEY SHAHAN
KODY SHARP
THOMAS SHAW
TRENT SHAW
KHAIR SHEER MOHAMMAD
CHANNA SHELTON
VASILIY SHEMEREKO
LARRY SHEPHERD
LILLIAN SHEPHERD
DUSTIN SHERIER

RAEES SHERIN
SHAH WAZIR SHINWARI
ZARMEN SHAH SHINWARI
BRUCE SHIPLEY
ZAMARY SHIRZAD
TAYLOR SHISLER
SHAWN SHOULDERS
RAYMOND SHUNOWSKI JR
MAW SI
CING SIAM
NAA SIAM
ZAM SIAM
CIIN SIAN
NGIN SIAN
ON SIAN
PAU SIAN
MICHAEL SICKING
N NES SIECH
ANA SIGALA
HECTOR SILIET
ROBERTO SILVA RUVALCABA
BLAINE SIMMONS
DERON SIMMONS
JERRY SIMMONS
TYREC SIMMONS
WILLIAM SIMMS
JUSTIN SIMON
WILL SIMONTON
DWAYNE SIMPSON
ANTHONY SING
DAAI SING
DAL SING
DO SING
PAU SING
THANG SING
THAWN SING
BRANDON SINGENES
ELIZABETH SINGLEY
ADRIANA SIPES
CHRISTOPHER SISSOM
MICHAEL SITTERLY
IAN SLATTERY
RICO SLATTERY
ANDREW SLAVENS
MARY SMALL
TANNER SMELSER
JAMES SMITH II
DENNIS SMITH JR
MARK SMITH JR
WILBERT SMITH JR
CLAYTON SMITH
DAVID K SMITH
DAVID M P SMITH
GRAYHAWK SMITH
HEIDI SMITH
JEFFERY SMITH
JOHN SMITH
JORDAN SMITH
KATHERINE SMITH
KEITH SMITH
KERRY SMITH
KYLE SMITH
MARY SMITH
ONTWANE SMITH
RANDY SMITH
RENALDO SMITH
TONY SMITH
DAVONNA SMITLEY
JACINTA SNAL
BRANDY SNIDER
JEREME SNIDER
ROGER SNOW
JERRY SNYDER
BADDY SOCHIRO
BERNIE SOICHY
JOSE SOLARES
NEMISIA SOLIS
VERONICA SOLIS
HENRY SOLL JR.
KELLY SONGER
BRADLEY SOOTER
BENDY SOTEN
MYANN SOTEN

MARIELA SOTO DE DIAZ
CLENT SOUTHERLAND II
CARRIE SOUTHERN
KEVIN SOUVANNASING
RICK SOWAS
DENNEY SOWDER
TERRY SOWEKA
JOHN SPAIN III
KYLE SPANSEL
SIERRA SPARKS
JAMESON SPIRES
JOHN SPOONER
RICHARD SPRADLING
SEVERINO STAGNOLI
CHRISTY STANDBERRY
MARCUS STANDBERRY
LAWANA STANE
TERRY STAPLETON
NICHOLAS STAPP
DEMETRIUS STARLING
KAVONTAE STARLING
JAMES STASZKO
LACEY STEADMAN
SHAUN STEARNS
JOHNNY STEDMAN
SPENCER STEFFEY
ARREST STEPHEN
MARNINTA STEPHEN
MELVIN STEPHENS
CHARLES STEPHENSON
NICK STEWART
DAVID STIEWE
CHARLES STINECIPHER
BRENT STOCKTON
JOEL STOCKTON
JACOB STODDARD
ANDREA STOLTZFUS
ALLEN STONE
DYLAN STONE
TIMOTHY STOUT
JULIAN STRADER
JOHN STRAIGHT
STACEY STRATTON
MICHAEL STRAUB
HENRY STRONG
AMALEE STUBBERT
MATTHEW STUBBERT
BRYAN STURDIVANT
NATHAN STWYER
PAUL SUAN MUNG
DAI SUAN
HAU SUAN
KIM SUAN
NANG SUAN
NGIN SUAN
PAU SUAN
THANG SUAN
VUNG SUAN
CAROLINA SUAREZ GONZALEZ
ANSER SUDA
NU SUI
DEIH SUKZO BAWMKHAI
GIN SUM
HAU SUM
KAP SUM
MANG SUM
NGIN SUM
PAU SUM
WA SUM
PETER SUMMANG
LADDIE SUMTER JR
TIMOTHY SURGEON II
ROY SURGINER
SEAN SUROWIAK
PATRICIA SUTTON
CIN SUUM
WADE SWAGERTY
EDWARD SWAIN
CHRIS SWARR
JACK SWEET
GREGG SWENSEN
AMANDA SWIFT
CHAD SWIFT

JOE SYAS
KINOMIE SYHO
JENNIFER SYMANSKI
SWAINER SYNE
SUAN TA
JAMES TABER
ABDUL TAHORI
MOE TALAMANTE
KHAIRULLAH TALASH
JEFF TALLEY
GEORGE TALUGMAR
MINH TANG
GLENN TANNER
KEITH TANNER
ISRAEL TAPIA
WHITNEY TAPP
JIM TARALA
NOOR TARIN
ARSINO TARRY
SKYLER TARTSAH
LARRY TATE JR
ANDRE TATE
RICK TATE
CING TAWI
AHTEUHNA TAYLOR
BEVERLY TAYLOR
CHEROKEE TAYLOR
ERIC TAYLOR
GRANVILLE TAYLOR
JESSICA TAYLOR
JOSHUA TAYLOR
RANDALL TAYLOR
REBECCA TAYLOR
ROSEANN TAYLOR
TIMOTHY TAYLOR
NICHOLAS TEAGUE
ANDREA TEAKELL
KEVIN TEAKELL
ROBERT TEIS
HANSEL TEN
JASON TENDERELLA
NGIN TENG
TRACY TENNISON
MERCEDES TENNYSON
RAY TENRY
JONATHAN TERRAZAS
SHANNON TERRY
MICHAEL TESTRAUB
AYE AYE THAIK
LIAN THANG LAM
CIN THANG
CIN ZAM THANG
DAI THANG
DAL THANG
DO DEIH THANG
DO KHAN THANG
GEN THANG
GIN THANG
GO CIN THANG
GO ZA THANG
HAU THANG
HAU THANG
HAU NEIH THANG
KAM KAP THANG
KAM LIAN THANG
KAM SUAN THANG
KHAI THANG
KHAM KAP THANG
KHAM SUAN THANG
KHEN THANG
KIM THANG
LAM THANG
LAMH THANG
LANGH THANG
LIAN CUNG THANG
LIAN KAP THANG
MANG THANG
MANG LAM THANG
MANG TAWI THANG
NGIN THANG
NGO THANG
NGOIH THANG
NGUN THANG

PAU KAP THANG
PAU KHAN THANG
PAU KHAN THANG
PAU LIAN THANG
PAU NGAIH THANG
PAU S THANG
PAU SIAN THANG
PAU SUAN THANG
PAU SUAN THANG
PIANG THANG
SUAN THANG
TUAN THANG
VIAL THANG
ZAM CIN THANG
ZAM PIAN THANG
ZEN THANG
GINDEIH THANGHATZAW
PETER THANGPI
SALEM THAR
KHAI THAWN
SING THAWN
SUAN THAWN
THANG KHAN THAWN
THANG KHAN THAWN
THANG LAM THAWN
NAW THEIN
BOI THEM
KO THET
NAWSAN THIDA
BRADLEY THOMANN
ANTONYO THOMAS
MICHAEL THOMAS
TRACEY THOMAS
YOLANDA THOMAS
KEWAN THOMPSON
REBECCA THOMPSON
SHAWN THOMPSON
XAVIER THOMPSON
TAYLOR THORNBURG
MYA THU
TED TIGER
RANDY TILIMUAR
KYLE TILLERY
ATSITA TIMOTHY
GO TIN
LOGAN TINDELL
THAWNG TLUANG
WILLIAM TOBAR
MATTHEW TOBOLSKI
TRAVIS TODD
MARK TOEDTER
HAROLD TOERCK
GARY TOLIVER III
MUNG TONG
SIANA TONGOMI
ROZAMIN TORAB
CARLOS TORRES SANTOS
IVAN TORRES
JESUS TORRES
ZAMKHUP TOUTHANG
NICHOLAS TOWNSON
BINH TRAN
CONG TRAN
THI KIM TRAN
THI NGUYET TRAN
TUONG TRAN
VAN TRAN
MASON TRASK
DYLAN TREIHAFT
LUCAS TREIHAFT
PABLO TREJO
RUDY TREJO
DIANA TREVINO
MARK TRIBBLE
KEVIN TRUELOVE
TERRY TRUITT
RICHARD TRULL
SENG TU
TONG TU
MANG TUAL
NGIN TUAN
CIN TUANG
DAL TUANG

DENG TUANG
GIN MUAN TUANG
GIN ZA TUANG
KAM CIN TUANG
KAM K TUANG
KHAI TUANG
KHEN TUANG
NENG TUANG
PAU TUANG
PAUMUN TUANG
SUAN TUANG
THANG LIAN TUANG
THANG SIAN TUANG
THANG SUAN TUANG
THANG ZA TUANG
THAWNG TUANG
VUNGH TUANG
ZAM TUANG
NGIN TUN
THANG TUN
ZAM TUN
GO TUNG
KAM TUNG
LAM TUNG
MUNG TUNG
SUANG TUNG
THANG TUNG
MICHAEL TUNNELL
PAUL TURBE
CHARLES TURNER
CHRISTOPHER TURNER
DANTAVIUS TURNER
LARRY TURNER
SUEMEKA TYESKIE
JESSICA TYLER
PENNY TYLER
JESUS TZUL
CING K UAP
CING KHAN UAP
LAL UK
VAI UK
PAT UNDERWOOD
PERNELL UNDERWOOD
DAVID URQUIZA
YADIRA URQUIZA
VICTOR VALDEZ
KATHY VALENZUELA
HUGO VALERA JUAREZ
JULIO VALLE
NORMA VALLES
MARVIN VAN GUNDY JR
TIMOTHY VANCE
ZACHARY VANCE
TRENTON VANDER POL
AXEL VARGAS
SEVERO VARGAS
RAFAEL VARONA
CARLO VASSALLE
BARRY VAUGHAN II
JESSICA VAUGHN
SHAWN VAWTER
JAMIE VEGA
ANTONIO VELASCO
MIGUEL VELASQUEZ PERDO
JAMES VELDE
ANGEL VENEGAS
DUSTY VENEGAS
KASEY VENETOFF
SALOME VERA
KEYLEE VERGARA
GEORGE VERRETT
STEPHANIE VICKERS REGAN
SAMANTHA VICKERS
KEVIN VILHAUER
EFRAIN SANCHEZ VILLA
EFRAIN SOTELO VILLA
WIKELMAN VILLALOBOS PALMA
NATHEN VILLANUEVA
RAULITO VILLANUEVA
REINA VILLANUEVA
JESSICA VINSON
SELINA VIRAMONTES
MANNY VIVANCO

TRENTON VLEISIDES
TONG VO
VAN VO
STACY VOYGHT
CHUAN VU
CHOU VUE
WENDY VUE
CING VUM
NEM VUM
CIIN DEIH VUNG
CIIN LAM VUNG
CING HUAI VUNG
CING KHAWM VUNG
CING LAM VUNG
CING SIANMUAN VUNG
CING ZA VUNG
DIM LIAN VUNG
DIM S VUNG
DIM SUAN VUNG
DON VUNG
MANG VUNG
MARY VUNG
NIAN VUNG
NIANG VUNG
NIANG LIAN VUNG
NIANG SIAM VUNG
NING DON VUNG
NING LANG VUNG
ZEL VUNG
BRAYDON WAGNER
MATTHEW WAGNER
CHIT WAI
MARK WAKEFIELD
STEPHEN WAKEFIELD
WHITNEY WAKEFIELD
CODY WALDEN
AHMAD WALIZADA
JOHN WALKER III
DIANA WALKER
JOSHUA WALKER
RODERICK WALKER
VICKIE WALKER
BRANDON WALKUP JR
ENEIDA WALKUP
BARRY WALL
JESSICA WALL
AMILCAR WALLACE
BREONA WALLACE
BRITTNEY WALLACE
DAZE WALLACE
SAMANTHA WALLACE
JERRY WALLER
TODD WALLINGFORD
JUSTIN WALLIS
KELSEY WALLS
STEVIE WALLS
RYAN WALSH
HALEY WALSTON
WELDON WALSTON
STEPHANIE WALTER
ALFRED WALTERS
SHORICORE WALTERS
NEWMAN WALTON
GUOYI WANG
MARQUIS WARD
LEESA WARE
MICHAEL WARREN
ZACHARY WARREN
CARA WASHINGTON
DEQUALIN WASHINGTON
THURMOND WASHINGTON
JERRY WATERS
THERESA WATKINS
NAKIA WATLINGTON
BILLY WATSON
BOONE WATSON
CURTIS WATSON
FREDRICKA WATSON
DONALL WATSONJR
CALEB WATTEAU
MANUEL WATTS
MOHAMMAD WAZIRI
SAYED WAZIRI

BRAYLON WEBB
KENDRICK WEBB
ANGELINA WEBER
JAMES WEIGEL
TRAVIS WEINS
ROBERT WELCH
RONALD WELCH
SEAN WELSH
AKIL WEST
JEFFERY WHEELER
MICHAEL WHEELER
MICHELLE WHEELER
WILLIAM WHEELER
BRENT WHINERY
DUSTIN WHISENANT
HALEY WHISENANT
RONALD WHISENHUNT
ADAM WHITE
ALLYN WHITE
BRIAN WHITE
KYLE WHITE
MICHAEL WHITE
TIMOTHY WHITE
JOSHUA WHITMIRE
DAVID WHITSON
JESSICA WHITTEN
STEVEN WHORTON
GORDON WICHMAN
DIKKI WICK
RYAN WILCOX
DAMON WILDER
CHRISTOPHER WILES
JACKIE WILES
JERRY WILES
JEFFREY WILHITE
ROBERT WILKINSON
BRANDON WILLADSON
ALYSHA WILLEY
LARRY WILLIAMS JR
RODNEY WILLIAMS JR
TONY WILLIAMS JR
ALLEN WILLIAMS
ASHLEY WILLIAMS
BRANDON WILLIAMS
CHANTE WILLIAMS
CHRISTOPHER WILLIAMS
DERRICK WILLIAMS
JESSICA WILLIAMS
MICHAEL WILLIAMS
NICK WILLIAMS
NICOLE WILLIAMS
NINA WILLIAMS
ORION WILLIAMS
RODNEY WILLIAMS
ROSALIND WILLIAMS
SAMMIE WILLIAMS
ASHLEY WILLIAMSON
DUSTIN WILLIFORD
CALVIN WILLIS
JARVORIS WILLIS
TRINITY WILLIS
DOUGLAS WILLMSCHEN
AUTUMN WILSON
BRANDY WILSON
ISAAC WILSON
IVAN WILSON
JAMAURIE WILSON
MALACHI WILSON
PRESTON WILSON
SUSAN WILSON
KYAW WIN
MYA WIN
NAW WIN
EVAN WINEGAR
THOMAS WINGO
DYLAN WINN
CHRIS WINTERS
VINCENT WINTON
JIMMY WISE
RASHAUNA WISE
SAMANTHA WISENER
AMELIA WITHROW
NOOR WIYAL

LI WO
CORA WOLFE
RICHARD WOLLEAT
EMILY WOOD
TYLER WOOD
BILL WOODARD
MYRON WOODFORK
ARTHUR WOODS
JAMAIL WOODS
BRIAN WOODSON
KASEY WORTHINGTON
AMBER WRIGHT
BENJAMIN WRIGHT
DINA WRIGHT
THOMAS WYNNE
PHIA XIONG
TOU XIONG
TOU HUE XIONG
YASMINA YANG
PATRIAL YARBROUGH
PAUL YARBROUGH
YIN YIN
JENNY YORK
ANGEL YOUNG
CODY YOUNG
COLBY YOUNG
MARC YOUNG
MICHELLE YOUNG
CALEB YOUNGPUPPY
MARK ZABALA
DOMONIC ZACHARY
RAHMANULLAH ZADRAN
RAHMAT ZADRAN
ROHMAIL ZAI
KHUSHHAL ZALAND
CING NGAI ZAM
CING NGAIH ZAM
EN ZAM
HAU ZAM
ELIAS ZAMBRANO
DAVID ZAMORA
NICHOLAS ZAMORA
FATIMA ZAPATA
MARIA ZARATE
MIRNA ZAVALA JUAREZ
AURORA ZAVALETA
HAN ZAW
SAW ZAW
RAIF ZAZAI
BRIAN ZELLER
CING ZEN
JUAN ZERMENO
VIRGINIA ZERMENO
MIKE ZILLMAN
MU ZIN
CIN ZO
PUM ZO
VAI ZO
SHAWALI KHAN ZOI
YAQOOB ZULPIQAR
BRYAN ZUNIGA



OK | Tulsa
2425 S Yukon Avenue
Tulsa, Oklahoma 74107
918.583.2266



TX | Longview
203 Gum Springs Road
Longview, Texas 75602
903.236.4403



MO | Kansas City
8500 NW River Park Drive,
Suite 108A
Parkville, Missouri 64152
816.505.1100



OR | Redmond
BASX Solutions
3500 SW 21st Place
Redmond, Oregon 97756
541.647.6650



 **Made in America.**

aaon.com
NASDAQ: AAON